2012 Annual Report



Clients

CONVERGYS

Agents
Technology
Analytics

Received SEC
MAR 21 2013
Washington, DC 20549

Consumers



Fellow shareholders,

It was an honor to be appointed President and CEO in November of 2012. It's a pleasure to have the opportunity to lead the 77,000 dedicated team members across the globe who drive our success. I am grateful for their commitment to our clients and our shareholders.

Convergys ended 2012 as a well-capitalized leader in customer management. Highlights of our year include: completing our strategic journey to simplify our company, producing a second consecutive year of revenue and profit improvement, and initiating a quarterly dividend to reward our shareholders.

We focus each day on delivering the services, technology, and analytics our clients require to meet their business objectives and keep them connected to their customers. As we look ahead, our strong financial position means we are able to invest for long term growth and return value to shareholders.

Recapping 2012

In the first quarter of 2012, we sold our Information Management business for $449 million. This transaction, which closed in May, was the final step in our multiyear strategy to reposition Convergys for profitable growth.

Revenue was up 4%, to over $2 billion in 2012. This profitable growth was driven by strong volumes, quality delivery of increasingly complex call types, and alignment of our investment choices with our clients' business goals.

We ended the year with $639 million of cash and short-term investments on the balance sheet. Based on our solid cash generation characteristics and confidence in the business, we repurchased $184 million of our stock and declared $17 million in dividends. In February 2013, we were pleased to raise our quarterly dividend 20% and increase our share repurchase authorization to $250 million.

A Market Leader in Customer Management

More than half of Fortune 50 companies trust Convergys with their most important asset: their customers. We are the number one provider in the U.S. customer management services BPO market[1], a growing industry that last year was estimated to be greater than $30 billion[2]. Convergys is proud that in December 2012, Gartner – a top industry analyst firm – placed Convergys in their Leaders Quadrant for worldwide contact center business process outsourcing for the second year in a row[3].









Investing in What Matters to Clients

As an industry leader, we know that clients want to work with partners that deliver a consistent customer service experience, through any transaction type, from the geographies that support their business requirements. They also want partners who have the ability to deliver these capabilities at scale. The trends we are currently observing reinforce these needs. Examples include increased call complexity, the flexibility to handle quickly shifting volumes, vendor consolidation, and interest in offshore locations.

A key component of our strategy is to invest in what matters to our clients. The result is a winning business model that uniquely combines quality delivery, comprehensive solutions and close client engagement. As clients continue to choose to grow with us, we know that these investment choices are paying off.

Quality Delivery

Clients are clear that consistent, quality delivery is their number one priority. As a result, we make ongoing investments in our Global Operating Model.

We are a people-driven business. At its core, our Global Operating Model means we have the tools, technology, and processes to recruit, train, manage and retain the right talent. Delivering consistent quality across the globe helps our clients meet their business objectives to reduce costs, increase revenue, and improve customer service.

Comprehensive Solutions

Clients care for their customers across all channels and throughout the service lifecycle, ranging from acquisition to retention to collections.

We invest in our depth and breadth of capabilities to ensure each client receives the right mix of services, technology, and analytics to meet their business needs. Our team handles multiple transaction types from 70 locations in North America, Latin America, India, the Philippines, and Europe. More than 3,500 of our agents work from a secure home environment.

Close Client Engagement

Convergys takes pride in the strength of the relationships we build with our clients. Most of our top ten clients have been with us for more than a decade. In 2012, fifteen of our top twenty clients grew with us.

In order to deliver the right mix of services, technology, and analytics, we need to clearly understand each client's unique business goals. In addition, clients often want the benefit of understanding how industry leaders in other verticals view customer service. We invest in close client engagement through our account management model. This allows us to help clients proactively execute their individual customer service strategies, as well as share best practices to drive even more business value.

Looking Ahead

Convergys is a leader in our industry, with the flexibility to invest in what matters to our clients and return value to our shareholders. We continue to execute our growth strategy and are committed to delivering long term revenue growth and profit improvement.

Our unique position as a well-capitalized market leader allows us to invest in our winning business model to drive strategic growth. We are committed to sustaining existing programs, increasing share with current clients, and proactively pursuing select new logos in high potential verticals such as financial services, technology and healthcare.

Convergys will consider inorganic growth opportunities when businesses meet our acquisition criteria. Our focus is on adding new clients, expanding our geographic footprint, and adding capabilities. We remain disciplined to ensure any inorganic growth is linked to value creation for our clients and shareholders.

I would like to thank our employees, clients and shareholders for their ongoing commitment and partnership as we build on our industry leading position, invest in what matters to our clients, and deliver shareholder value in 2013 and beyond.

Best regards,



Andrea J. Ayers
President & CEO
Convergys Corporation

A key component of our strategy is to invest in what matters to our clients. The result is a winning business model that uniquely combines quality delivery, comprehensive solutions and close client engagement. As clients continue to choose to grow with us, we know that these investment choices are paying off.

Gartner Disclaimer Gartner does not endorse any vendor, product or service depicted in its research publications and does not advise technology users to select only those vendors with the highest ratings. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Citations:
[1]Nelson Hall, August 2012
[2]IDC, May 2012
[3]Gartner Magic Quadrant for Customer Management Contact Center BPO, Worldwide. Published December 2012; Analyst(s) TJ Singh, Johan Jacobs

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commissions file number 1-14379

CONVERGYS CORPORATION

An Ohio Corporation — I.R.S. Employer No. 31-1598292

201 East Fourth Street, Cincinnati, Ohio 45202
Telephone Number (513) 723-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares (no par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer X Accelerated filer ___ Non-accelerated filer ___ Smaller reporting company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No X

The aggregate market value of the voting shares held by non-affiliates of the registrant was $1,660,693,899, computed by reference to the closing sale price of the stock on the New York Stock Exchange on June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter.

At January 31, 2013, there were 106,256,886 common shares outstanding, excluding amounts held in treasury of 81,589,814.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2013 Annual Meeting of Shareholders to be held on April 26, 2013 are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

Item		*Page*
PART I		
1	Business	2
1A.	Risk Factors	6
1B.	Unresolved Staff Comments	13
2	Properties	13
3	Legal Proceedings	14
4	Mine Safety Disclosures	14
4A.	Executive Officers of the Registrant	15
PART II		
5	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	16
6	Selected Financial Data	18
7	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
7A.	Quantitative and Qualitative Disclosures about Market Risk	41
8	Financial Statements and Supplementary Data	41
9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	83
9A.	Controls and Procedures	83
9B.	Other Information	85
PART III		
10	Directors, Executive Officers and Corporate Governance	86
11	Executive Compensation	86
12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	86
13	Certain Relationships and Related Transactions, and Director Independence	86
14	Principal Accounting Fees and Services	86
PART IV		
15	Exhibits, Financial Statement Schedule	87
	Signatures	93

Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement

This report and the documents incorporated by reference contain "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about the beliefs and expectations of Convergys Corporation (the Company or Convergys), are forward-looking statements and will contain words such as "believes," "expects," "intends," "could," "should," "will," "plans," "anticipates" and other similar words. These statements discuss projections and expectations; and, therefore, actual results may differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. The Company has no current intention to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that may affect these forward-looking statements include, but are not limited to: the behavior of financial markets including fluctuations in interest or exchange rates; continued volatility and deterioration of the capital markets; the impact of regulation and regulatory, investigative, and legal actions; strategic actions, including acquisitions and dispositions; future integration of acquired businesses; future financial performance of major industries which we serve; the loss of a significant client or significant business from a client; difficulties in completing a contract or implementing its provisions; and numerous other matters of national, regional, and global scale including those of the political, economic, business, and competitive nature. These uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. The "Risk Factors" set forth in Part I, Item 1A of this report could also cause actual results to differ materially from the forward-looking statements.

Part I
Item 1. Business

Overview

Convergys Corporation (we, the Company or Convergys) is a global leader in customer management, focused on bringing value to its clients through every customer interaction. Over half of the Fortune 50 companies trust Convergys to care for their most important asset: their customers. The Company's business model allows us to deliver consistent, quality service, at the scale and in the geographies that meet our clients' business needs. The Company leverages its breadth and depth of capabilities to help leading companies create quality customer experiences across multiple channels, while increasing revenue and reducing their cost to serve. Convergys is uniquely positioned as a well capitalized leader in our market and is able to invest in the services, technology, and analytics that matter to our clients and their customers.

Convergys was formed as an Ohio corporation in 1998. The Company maintains an internet website at www.convergys.com. Information about the Company is available on the website, free of charge, including the annual report filed on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. The Company's website and the information contained therein are not considered as being incorporated into this Annual Report. You may read and copy any materials the Company files with the SEC at the SEC's public reference room at 100 F Street NE, Washington, DC 20549. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The website of the SEC is www.sec.gov.

The Company has a Code of Business Conduct that applies to all employees as well as our Board of Directors; a Financial Code of Ethics that applies to our principal executive officer, principal financial and accounting officer and certain other management and senior employees; and Governance Principles for our Board of Directors.

The Code of Business Conduct, Financial Code of Ethics and Governance Principles, as well as the charters for the Audit Committee, Finance Committee, Compensation and Benefits Committee and Governance and Nominating Committee of our Board of Directors, are posted on our website at www.convergys.com. The Company will post on our website any amendments to, or waivers of, the Code of Business Conduct and Financial Code of Ethics. Copies of these documents also will be provided free of charge upon written request directed to Investor Relations, Convergys Corporation, 201 East Fourth Street, Cincinnati, Ohio 45202.

Business Segments

Historically, we had three reportable segments, Customer Management, Information Management and Human Resources Management (HR Management). In March 2012, we signed a definitive agreement to sell the Information Management line of business to NEC Corporation. The sale closed on May 16, 2012. In March 2010, we signed a definitive agreement to sell the HR Management line of business to NorthgateArinso. The sale substantially closed on June 1, 2010 and was completed by the end of 2010. Due to the sales of the Information Management and HR Management line of businesses, the operating results and assets and liabilities related to Information Management and HR Management have been reflected as discontinued operations for all periods presented.

As a result of the change in classification of the Information Management business to discontinued operations, the change in our Chief Executive Officer in the fourth quarter, and in order to reflect the internal financial reporting structure and operating focus of our new management team and chief operating decision maker, we report operating results and assets and liabilities as a single segment on a consolidated basis. Segment information for previous periods has been reclassified to conform to the current reporting structure.

The geographic information included in Item 8, Note 16 of the Notes to Consolidated Financial Statements, is incorporated by reference in partial response to this Item 1.

Our Business

Convergys handles more than 4 billion customer contacts per year. We have approximately 77,000 employees in over 70 locations across the globe and in our work-at-home environment. We provide multilingual, multichannel customer care with a global service delivery infrastructure that operates 24 hours a day, 365 days a year. Our clients benefit from our worldwide workforce located in the U.S., Canada, the Philippines, India, Latin America and Europe.

Our breadth and depth of capabilities span services, technology, and analytics. Our more than 76,000 customer and relationship management employees provide solutions across the customer lifecycle, including:

- Customer Service
- Customer Retention
- Technical Support
- Business-to-Consumer Sales
- Complex Device Support
- Business-to-Business Sales and Account Management
- Back Office
- Collections
- Quality Assurance
- Direct Response
- Home Agent

Our innovative contact center technologies provide solutions including:

- Intelligent Self Service, Call Routing, Notification
- Campaign Management
- Social Interactions
- Personalized Care
- Cross-Sell / Up-Sell

- Retention
- Credits

Our more than 225 analytic consultants use data to drive expertise through research and consulting solutions including:

- Point of sale evaluation
- Relational Loyalty
- Segmentation and profiling
- Interaction Assessment
- Repeat Call Analytics
- Chat Optimization
- Interactive Voice Response (IVR) Optimization

Strategy

Convergys' strategy is to build on its leading position in a large global market by investing in what matters most to its clients and leveraging its strong financial position to drive sustainable growth and value creation.

Build on Leading Market Position to Grow With Loyal and Expanding Client Base

Convergys is a leader in the large, global customer management business process outsourcing (BPO) market. The company's primary focus is on growth with U.S. multinational corporations in the communications, financial services, technology and other vertical markets. The U.S. market is the largest customer management market and continues to project growth. As the leader in the U.S. market, Convergys will continue to capture share by strengthening loyal relationships, expanding with existing clients and further penetrating under-served verticals through pursuit of select new logos.

Capitalize on Industry Trends by Investing in Quality, Capability and Clients

Several trends play to Convergys' strengths, including increasing call complexity, full life-cycle services, vendor consolidation and off-shore delivery. To capitalize on these trends, the company invests in a combination of global quality delivery, comprehensive solutions and close client engagement.

Increasing Call Complexity

The nature of customer calls is becoming increasingly complex. For example, as the technology, such as mobile devices, that customers use becomes more complicated, calls to troubleshoot this technology also become increasingly complicated. Convergys invests in its global operating model to ensure the right talent is trained and supported by the right tools to handle these complex calls with quality, at scale, regardless of location.

Full Life-Cycle Services

Client strategies for customer service change rapidly. Increasingly clients want to work with partners that offer a breadth and depth of capabilities and the flexibility to make rapid adjustments to the services they provide to their customers. To meet these changing client needs, Convergys invests in comprehensive solutions consisting of services, technology and analytics that support the full lifecycle of contact types including customer acquisition, service, sales, retention and collections.

Vendor Consolidation

Increasingly, clients seek to drive efficiencies and a consistent customer experience by concentrating outsourced operations with a smaller number of strategic partners. Convergys invests in account management to ensure close client engagement in order to better understand unique client needs, consistently deliver the right mix of solutions and quickly ramp programs when consolidating volume from other vendors.

Off-shore Delivery

Clients demand contact center services from multiple geographies. Convergys invests in global capacity to provide the right work types in the right geographies to drive the quality delivery and value our clients demand.

Leverage Financial Strength to Invest in Strategic Growth, Return Capital to Investors

Convergys is a well-capitalized market leader that generates strong operating cash flow which allows it to both invest in strategic growth and return capital to investors. The company follows a disciplined capital deployment strategy through selective pursuit of acquisitions, focusing on diversity of clients, capabilities and countries and the return of capital to investors through opportunistic share repurchases and a quarterly dividend.

Clients

We derive significant revenues from AT&T Inc. (AT&T), our largest client. Revenues from AT&T were 23.1%, 23.4% and 23.0% of our consolidated revenues for 2012, 2011 and 2010, respectively. We also derive significant revenues from Comcast Corporation (Comcast) and the DIRECTV Group, Inc. (DIRECTV). Revenues from Comcast were 12.4%, 12.0% and 10.5% of our consolidated revenues for 2012, 2011 and 2010, respectively, while revenues from DIRECTV were 12.3%, 11.8% and 8.6% for the same periods.

We focus on developing long-term, strategic relationships with large companies in customer-intensive industries. We focus on these types of clients because of the complexity of services required, the anticipated growth of their market segments and their increasing need for more cost-effective customer management services.

Operations

We operate 70 contact centers averaging approximately 71,000 square feet per center. We have approximately 45,000 production workstations and provide service 24 hours a day, 365 days a year. Under our global operating model, our contact centers are located in various parts of the world including the United States, Canada, the Philippines, India, Costa Rica, Colombia and the U.K. New contact centers are established to accommodate anticipated growth in business or in response to a specific customer need. We continue to add contact center capacity in the Philippines and Latin America to accommodate client needs.

Our contact centers employ a broad range of technology including digital switching, intelligent call routing and tracking, proprietary workforce management systems, case management tools, proprietary software systems, computer telephony integration, interactive voice response, advanced speech recognition, web-based tools and relational database management systems. This technology enables us to improve our call, web and e-mail handling and personnel scheduling, thereby increasing our efficiency and enhancing the quality of the services we deliver to our clients and their customers and employees. With this technology, we are able to respond to changes in client call volumes and move call volume traffic based on agent availability. Additionally, we use this technology to collect information concerning the contacts, including number, response time, duration and results of the contact. This information is reported to the client on a periodic basis for purposes of monitoring quality of service and accuracy of the related billing.

We operate two primary data centers, one in Orlando, Florida, and the other in Cincinnati, Ohio, comprising, in total, approximately 170,000 square feet of space. Our technologically advanced data centers provide 24 hours a day, 365 days a year availability (with redundant power and communication feeds and emergency power back-up) and are designed to withstand most natural disasters.

The capacity of our data center and contact center operations, coupled with the scalability of our customer management solutions, enable us to meet initial and ongoing needs of large-scale and rapidly growing companies and government entities. By employing the scale and efficiencies of common application platforms, we are able to provide client-specific enhancements and modifications without incurring many of the costs of a full custom application. This allows us to be in a position to be a value-added provider of customer support products and services.

Technology, Research and Development

We will continue to emphasize the design, development and deployment of scalable customer management

solutions. Our success depends, in part, on our advanced technology used in the delivery of services to clients. As a result, we continue to invest in the enhancement and development of our contact center technology.

Our intellectual property consists primarily of business methods and software systems. To protect our proprietary rights, we rely primarily on a combination of U.S. and foreign copyright, trade secret and trademark laws; confidentiality agreements with employees and third parties and protective contractual provisions such as those contained in licenses and other agreements with consultants, suppliers, strategic partners and clients.

We own 151 patents which protect our technology and business methods that we use both to manage our internal systems and processes effectively and give us competitive advantages in developing innovative technologies to provide customer management services to our clients. The first of these patents was issued in September 1995, while the most recent patent was granted in December 2012. These patents generally have a life of 17 years. Additional applications for U.S. patents currently are pending.

Our name and logo and the names of our primary software products are protected by their historic use and by trademarks and service marks that are registered or pending in the U.S. Patent and Trademark Office and under the laws of more than 50 foreign countries.

Employees

As of December 31, 2012, we employed approximately 77,000 employees in over 70 locations across the globe and in our work-at-home environment. Our clients benefit from our worldwide workforce located in the U.S., Canada, Latin America, Europe, India, and the Philippines.

Competition

The industries in which we operate are competitive. Our competitors include other customer management companies, such as SITEL Corp., Stream Global Services, Inc., Sykes Enterprises Inc., Teleperformance, TeleTech Holdings Inc., and West Corporation. In addition, niche providers or new entrants can enter the market by developing new systems or services that could impact our business.

Item 1A. Risk Factors

General economic and market conditions may adversely affect our business, results of operations and financial condition.

Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. Future economic slowdowns in some markets, particularly in the United States, may cause reductions in spending by our clients, which may result in reductions in the growth of new business as well as reductions in existing business. There can be no assurance that the effects of such slowdowns will not adversely impact our results of operations and financial condition.

If our clients are not successful, or the trend towards outsourcing does not continue, the amount of business that our clients outsource and the prices that they are willing to pay for such services may diminish and could adversely affect our business.

Our revenues depend on the success of our clients. If our clients or their specific programs are not successful, the amount of business that they outsource may be diminished. Although many of our contracts contain minimum revenue commitments to provide services to our clients, there can be no assurance that the level of revenues generated by such contracts will meet expectations. A reduction in the amount of business we receive from our clients could result in stranded capacity and additional costs. In addition, we may face pricing pressure from clients, which could negatively affect our operating results.

Growth of our revenues depends, in large part, on the trend toward outsourcing. Outsourcing involves companies contracting with a third party, such as Convergys, to provide customer management services rather than performing such services in-house. There can be no assurance that this trend will continue, as organizations

may elect to perform such services in-house. A significant change in this trend could have a material adverse effect on our financial condition and results of operations.

A large portion of our revenue is generated from a limited number of clients, and the loss of significant work from one or more of our clients could adversely affect our business.

Our three largest clients, as discussed under the section above titled "Clients," collectively represented 47.8% of our revenues for 2012. While we typically have multiple work orders and/or contracts with our largest customers which would not all terminate at the same time, the loss of one or more of the larger work orders or contracts with one of our largest clients could adversely affect our business, results of operations and financial condition if the lost revenues were not replaced with profitable revenues from that client or other clients.

Our business is substantially dependent on the condition of the global communications industry.

Approximately 60% of our revenue in 2012 was received from customers operating in the global communications industry. The global communications industry in the past has experienced significant fluctuations in growth rates and capital investment, and it is impossible to predict its future performance. Our revenues and earnings could be adversely affected by general weakness or a slowdown in the communications industry.

We process, transmit and store personally identifiable information and unauthorized access to or the unintended release of this information could result in a claim for damage or loss of business and create unfavorable publicity.

We process, transmit and store personally identifiable information, both in our role as a service provider and as an employer. This information may include social security numbers, financial and health information, as well as other personal information. As a result, we are subject to certain contractual terms, as well as federal, state and foreign laws and regulations designed to protect personally identifiable information. While we take measures to protect the security and privacy of this information and to prevent unauthorized access, it is possible that our security controls over personal data and other practices we follow may not prevent the improper access to or disclosure of personally identifiable information. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or customer data, whether through system failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, unauthorized access to or through our information systems or those we develop for clients, whether by our employees or third parties, could result in negative publicity, legal liability and damage to our reputation, business, results of operations and financial condition.

Interruption of our data centers and contact centers could have a materially adverse effect on our business.

In the event that we experience a temporary or permanent interruption at one or more of our data or contact centers, through natural disaster, casualty, operating malfunction, cyber attack, sabotage or other causes, we may be unable to provide the data services we are contractually obligated to deliver. This could result in us being required to pay contractual damages to some clients or to allow some clients to terminate or renegotiate their contracts. Notwithstanding disaster recovery and business continuity plans and precautions instituted to protect our clients and us from events that could interrupt delivery of services (including property and business interruption insurance that we maintain), there is no guarantee that such interruptions would not result in a prolonged interruption in our ability to provide support services to our clients or that such precautions would adequately compensate us for any losses we may incur as a result of such interruptions.

Natural events, war, terrorist attacks, other civil disturbances and epidemics could disrupt our operations or lead to economic weakness in the countries in which we operate, resulting in a decrease of our revenues, earnings and cash flow.

Natural events (such as floods and earthquakes), war, terrorist attacks and epidemics of contagious illness could disrupt our operations in the U.S. and abroad and could lead to economic weakness in the countries in which they occur. We have substantial operations in countries such as the Philippines that have been subject to severe natural events, such as earthquakes and floods, in the past. Such disruptions could cause service interruptions or reduce the quality level of the services that we provide, resulting in a reduction of our revenues, earnings and cash flow and the payment of contractual penalties to our customers. These events may also cause our clients to reconsider their use of our services.

Our ability to deliver our services is at risk if the technology and network equipment that we rely upon is not maintained or upgraded in a timely manner.

Technology is a critical foundation in our service delivery. We utilize and deploy internally developed and third party software solutions across various hardware environments. We operate an extensive internal voice and data network that links our global sites together in a multi-hub model that enables the rerouting of traffic. Also, we rely on multiple public communication channels for connectivity to our clients. Our clients are highly dependent upon the high availability and uncompromised security of our systems. These systems are subject to the risk of an extended interruption or outage due to many factors, such as system failures, acts of nature and intentional, unauthorized attacks from third parties. Accordingly, maintenance of and investment in these foundational components are critical to our success. If the reliability of our technology or network operations falls below required service levels, or a systemic fault affects the organization broadly, we may be obligated to pay performance penalties to our customers, and our business from existing and potential clients may be jeopardized and cause our revenue and cash flow to decrease.

Our earnings are affected by changes in foreign currency.

Our business serves an increasing number of its U.S.-based clients using contact center capacity in the Philippines, India, Latin America and Canada. More than half of our approximately 76,000 customer and relationship management employees are located outside the United States. Although the contracts with these clients are typically priced in U.S. dollars, a substantial portion of the costs incurred by Convergys to render services under these contracts is denominated in Philippine pesos, Indian rupees, or Colombian pesos, which represents a foreign exchange exposure to the Company. We enter into forward exchange contracts and options to limit potential foreign currency exposure. As the U.S. dollar weakens the operating expenses of these contact centers, translated into U.S. dollars, increase. It is intended that the increase in operating expenses will be partially offset by gains realized through the settlement of the hedged instruments. As the derivative instruments that limit our potential foreign currency exposures are entered into over a period of several years, the overall impact to earnings will be determined by both the timing of the derivative instruments and the movement of the U.S. dollar. In addition to the impact on our operating expenses that support dollar-denominated contracts, changes in foreign currency impact the results of our international business units that are located outside of North America.

The cash we hold may be subject to counterparty credit risk and we may not be able to repatriate to the U.S. cash held in foreign accounts without paying taxes.

While we continuously monitor the creditworthiness of the institutions holding our cash, the recent global economic and credit crisis has weakened the creditworthiness of many financial institutions. If one or more of the institutions holding our cash were to experience cash flow problems or were to become subject to insolvency

proceedings, we may not be able to recover some or all of our deposited cash. As of December 31, 2012, approximately 30% of our cash and short term investments balance of $638.5 million was held in accounts outside of the United States, most of which would be subject to additional taxes if repatriated to the United States.

In addition, the counterparties to our hedge transactions are financial institutions or affiliates of financial institutions, and we are subject to risks that these counterparties become insolvent and fail to perform their financial obligations under these hedge transactions. Our hedging exposure to counterparty credit risk is not secured by any collateral.

We may not be able to predict our future tax liabilities. If we become subject to increased levels of taxation or if tax contingencies are resolved adversely, our results of operations and financial condition could be adversely affected.

Due to the international nature of our operations, we are subject to the complex and varying tax laws and rules of several foreign jurisdictions. We may not be able to predict the amount of future tax liabilities to which we may become subject due to some of these complexities if our positions are challenged by local tax authorities. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions or due to legislative or regulatory changes could result in a material adverse effect on our business, results of operations and financial condition. We are subject to tax audits, including issues related to transfer pricing, in the United States and other jurisdictions. We have material tax-related contingent liabilities that are difficult to predict or quantify. While we believe that our current tax provisions are reasonable and appropriate, we cannot be assured that these items will be settled for the amounts accrued or that additional exposures will not be identified in the future or that additional tax reserves will not be provided for any such exposures.

Our results of operations could be adversely affected by litigation and other commitments and contingencies.

The Company faces risks arising from various unasserted and asserted litigation matters, including, but not limited to, commercial, tax and patent infringement claims. Unfavorable outcomes in pending litigation, or in future litigation, could negatively affect us.

In the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations and divested businesses, and issue guarantees of third party obligations. The amounts of such commitments can only be estimated, and the actual amounts may differ materially from our estimates.

If we were required to make payments as a result of any of these matters and they exceed the amounts accrued, this could adversely affect our business, results of operations and financial condition.

We are susceptible to business and political risks from international operations that could result in reduced revenues or earnings.

We operate a global business and have facilities located throughout North and South America, Europe and the Asia-Pacific region. In addition, as North American companies require additional off-shore customer management outsourcing capacity, we expect to continue international expansion through start-up operations and acquisitions. Expansion of our existing international operations and entry into additional countries will require management attention and financial resources. There are certain risks inherent in conducting business internationally including: exposure to currency fluctuations, longer payment cycles, greater difficulties in accounts receivable collection, difficulties in complying with a variety of laws in these jurisdictions, changes in legal or regulatory requirements, difficulties in staffing and managing foreign operations, inflation, political instability, compliance with anti-bribery and anti-corruption legislation and potentially adverse tax consequences. To the extent that we are

adversely affected by these risks, our business could be adversely affected and our revenues and/or earnings could be reduced.

Our business is subject to many regulatory requirements, and current or future regulation could significantly increase our cost of doing business.

Our business is subject to many laws and regulatory requirements in the United States and the foreign countries in which we operate, covering such matters as labor relations, health care requirements, trade restrictions, tariffs, taxation, sanctions, data privacy, consumer protection, internal and disclosure control obligations, governmental affairs and immigration. In the U.S., as well as several of the other countries in which we operate, some of our services must comply with various laws and regulations regarding the method and timing of placing outbound telephone calls and the recording or monitoring of telephone calls. Many of these regulations, including those related to data privacy, are frequently changing and sometimes conflict among the various jurisdictions and countries in which we provide services. Violations of these laws and regulations, some of which can be conflicting, could result in liability for damages, fines, criminal prosecution, unfavorable publicity and restrictions on our ability to operate. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, results of operations and financial condition.

Because a substantial portion of our operating costs consist of labor costs, changes in governmental regulations (particularly in the foreign jurisdictions in which we operate) relating to wages, healthcare and healthcare reform and other benefits or employment taxes could have a material adverse effect on our business, results of operations or financial condition.

In addition, there has been political discussion and debate related to worldwide competitive sourcing, labor-related legislation and information-flow restrictions, particularly from the United States to off-shore locations. Federal and state legislation has been proposed that, if enacted, could restrict or discourage U.S. companies from outsourcing services outside of the U.S. Future legislation, if enacted, could have an adverse effect on our business, results of operations and financial condition.

Our failure to successfully acquire and integrate businesses could cause our business to suffer.

We consider acquisitions, including acquisitions that may further diversify our geographic footprint, to be part of our growth strategy. We may not be able to identify and acquire appropriate acquisition candidates. In addition, there is a risk that we may not be able to successfully integrate acquired businesses and that acquired businesses might significantly under-perform relative to our expectations. If an acquisition is not successful, our revenues and profitability, and reputation, could be adversely affected.

Our business performance and growth plans may be negatively affected if we are unable to effectively manage changes in the application and use of technology.

The utilization of technology in our industry has and will continue to increase rapidly. Our future success depends, in part, upon our ability to develop and implement technology solutions that anticipate and keep pace with continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis, and our ideas may not be accepted in the marketplace. Additionally, the effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. If we cannot offer new technologies as quickly as our competitors or if our competitors develop more cost-effective technologies, it could have a material adverse effect on our ability to obtain and complete customer engagements. Also, if customer preferences for

technology disproportionately outpace other interaction preferences, it could have a material adverse impact on our revenue profile and growth plans.

Defects or errors within our software could adversely affect our business.

Design defects or software errors may delay software introductions or reduce the satisfaction level of clients and may have a materially adverse effect on our business and results of operations. Our software is highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and/or correct. Because both our clients and we use our software to perform critical business functions, design defects, software errors or other potential problems within or outside of our control may arise from the use of our software. It may also result in financial or other damages to our clients, for which we may be held responsible. Although our license agreements with our clients may often contain provisions designed to limit our exposure to potential claims and liabilities arising from client problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. Claims and liabilities arising from client problems could result in monetary damages to us and could cause damage to our reputation, adversely affecting our business, results of operations and financial condition.

If we do not effectively manage our capacity, our results of operations could be adversely affected.

Our ability to profit from the global trend toward outsourcing depends largely on how effectively we manage our contact center capacity. In order to create the additional capacity necessary to accommodate new or expanded outsourcing projects, we may need to open new contact centers. The opening or expansion of a contact center may result, at least in the short term, in idle capacity until we fully implement the new or expanded program. The usage of home agents could help mitigate this risk. We periodically assess the expected long-term capacity utilization of our contact centers. As a result, we may, if deemed necessary, consolidate, close or partially close under-performing contact centers to maintain or improve targeted utilization and margins. There can be no guarantee that we will be able to achieve or maintain optimal utilization of our contact center capacity.

We also may experience short-term and/or longer-term fluctuations in client demand for services performed in one or more of our contact centers. Short term downward fluctuations may result in less than optimal site utilization for a period of time. Longer-term downward fluctuations may result in site closures. As a result, we may not achieve or maintain targeted site utilization levels, or site utilization levels may decrease over certain periods, and our profitability may suffer as a result.

A large portion of our accounts receivable is payable by a limited number of clients and the inability of any of these clients to pay its accounts receivable could adversely affect our business.

Because a large portion of our revenue is generated from a limited number of clients, we often carry significant accounts receivable balances from those clients. While we closely monitor these balances, if a significant client were financially unable or unwilling, for any reason, to pay our accounts receivable, our income and cash flow would decrease. We also have several important clients that are in industries that have been severely impacted by the current global economic slowdown. In addition, our income could be materially impacted by a number of small clients declaring bankruptcy within a short period of time.

We may incur material restructuring charges in the future.

In the past, we have recorded restructuring charges related to involuntary employee terminations, various facility abandonments, and various other restructuring activities. We continually evaluate ways to reduce our operating expenses through new restructuring opportunities, including more effective utilization of our assets, workforce, and operating facilities. In addition, changing industry and market conditions may dictate strategic

decisions to restructure some business units and discontinue others. As a result, there is a risk, which is increased during economic downturns and with expanded global operations, that we may incur material restructuring charges in the future.

We may incur additional non-cash goodwill impairment charges in the future.

As described in Note 6 of the Notes to Consolidated Financial Statements, we test goodwill for impairment annually as of October 1 and at other times if events have occurred or circumstances exist that indicates the carrying value of goodwill may no longer be recoverable. In the second quarter of 2012, the Company recorded a non-cash goodwill impairment charge of $46.0. There can be no assurances that we will not incur additional charges in the future, particularly in the event of a prolonged economic slowdown.

Our controls and procedures may not prevent or detect all errors or acts of fraud.

Any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of controls must consider the benefits of controls relative to their costs. Controls cannot assure that no judgments in decision-making will be faulty or that breakdowns will not occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. While controls are designed with the intent of providing reasonable assurance of the effectiveness of the controls, such design is also based in part upon certain assumptions about the likelihood of future events, and such assumptions, while reasonable, may not take into account all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be prevented or detected, and we could lose investor confidence in the accuracy and completeness of our financial reports and other disclosures, which could have an adverse effect on our stock price.

The markets in which we operate include a large number of service providers and are highly competitive.

Many of our competitors are expanding the services they offer in an attempt to gain additional business. In addition, new competitors, alliances among competitors or competitors' mergers could result in significant market share gain. Some of our competitors may have or may develop a lower cost structure, adopt more aggressive pricing policies or provide services that gain greater market acceptance than the services that we offer or develop. Large and well-capitalized competitors may be able to better respond to the need for technological changes faster, price their services more aggressively, compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share. Our customers routinely negotiate for better pricing, and in order to respond to increased competition and pricing pressure, we may be required to lower our pricing structure, which would have an adverse effect on our revenues and profit margin.

Client consolidations could result in a loss of clients and adversely affect our business.

We serve clients in industries that have experienced a significant level of consolidation. We cannot assure that additional consolidations will not occur in which our clients acquire additional businesses or are acquired themselves. Such consolidations may result in the termination of an existing client contract, which could have an adverse effect on our business, results of operations and financial condition.

Our success is subject to the terms of our client contracts.

Most of our client contracts do not have minimum volume requirements, and the profitability of each client contract or work order may fluctuate, sometimes significantly, throughout various stages of the program. Certain

contracts have performance-related bonus and/or penalty provisions which provide that the client may be required to pay us a bonus, or we may be required to issue the client a credit, based upon our meeting, or failing to meet, agreed-upon service levels and performance metrics. Our objective is to sign multi-year contracts with our clients; however, our contracts generally allow our client to terminate the contract for convenience or to reduce the amount of our services. We cannot be assured that our clients will not terminate their contracts before their scheduled expiration date, that the volume of services for these programs will not be reduced or that we will be able to avoid penalties or earn performance bonuses. In addition, we cannot be assured that each client contract will be profitable for us or that we will be able to terminate unprofitable contracts without incurring significant liabilities.

If we are unable to hire or retain qualified personnel in certain areas of our business, our ability to execute our business plans in those areas could be impaired and revenues could decrease.

We employ approximately 77,000 employees worldwide. At times, we have experienced difficulties in hiring personnel with the desired levels of training or experience. Additionally, in regard to the labor-intensive business of the Company, quality service depends on our ability to retain employees and control personnel turnover. Any increase in the employee turnover rate could increase recruiting and training costs and could decrease operating effectiveness and productivity. We may not be able to continue to hire, train and retain a sufficient number of qualified personnel to adequately staff new client projects.

The volatility of our stock price may result in loss of investment.

The trading price of our common shares has been and may continue to be subject to substantial fluctuations over short and long periods of time. We believe that market prices of outsourced customer contact management services stocks in general have experienced volatility, which could affect the market price of our common stock regardless of our financial results or performance. We further believe that various factors such as general economic conditions, changes or volatility in the financial markets, changing market conditions in the outsourced customer contact management services industry, quarterly variations in our financial results, the announcement of acquisitions or divestitures, strategic partnerships or new product offerings, and changes in financial estimates and recommendations by securities analysts could cause the market price of our common shares to fluctuate substantially in the future.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal executive offices are located at 201 East Fourth Street, Cincinnati, Ohio 45202, and the telephone number at that address is (513) 723-7000. We own our corporate headquarters facility in Cincinnati, Ohio, and office facilities in Jacksonville, Florida, Dallas, Texas, Pueblo, Colorado, Ogden, Utah and Orlando, Florida.

We lease space for offices, data centers and contact centers. Domestic facilities are located in Arizona, Colorado, Florida, Georgia, Idaho, Kansas, Kentucky, Louisiana, Missouri, Nebraska, New Mexico, North Carolina, Ohio, Oklahoma, Tennessee, Texas, Utah, Virginia and Wisconsin. International facilities are located in Brazil, Canada, China, Colombia, Costa Rica, England, Germany, India, Indonesia, Netherlands, the Philippines, Singapore, South Africa, and the United Arab Emirates. Upon the expiration or termination of any such leases, we believe we could obtain comparable office space.

We also lease some of the computer hardware, computer software and office equipment necessary to conduct our business. In addition, we own computer, communications equipment, software and leasehold improvements. We depreciate these assets using the straight-line method

over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of their estimated useful life or the term of the associated lease.

We believe that our facilities and equipment are adequate and have sufficient productive capacity to meet our current needs.

Item 3. Legal Proceedings

The information required by Item 3 is included in Note 11 of the Notes to Consolidated Financial Statements of this Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

Item 4A. Executive Officers of the Registrant

The following information responds in part to the provisions of Part III, Item 10.

As of February 21, 2013, our Executive Officers were:

Name	Age	Title
Jeffrey H. Fox [a]	50	Executive Chairman
Andrea J. Ayers [a]	49	President and Chief Executive Officer
Andre S. Valentine	49	Chief Financial Officer
Claudia L. Cline	59	Senior Vice President and General Counsel
Christine Timmins Barry	48	Senior Vice President of Global Operations

(a) Member of the Board of Directors.

Officers are appointed annually, but are removable at the discretion of the Board of Directors.

JEFFREY H. FOX, Executive Chairman since November 2012; President and Chief Executive Officer 2010–2012; Principal and former Chief Executive Officer, The Circumference Group LLC, an investing and advisory company focused on technology and the telecommunications business, 2009–2010; Chief Operating Officer, Alltel Corporation, a U.S. telecommunications carrier, 2007–2008.

ANDREA J. AYERS, President and Chief Executive Officer since November 2012; President and Chief Operating Officer, Customer Management since November 2010; President, Customer Management since April 2008; President, Relationship Technology Management, 2007–2008; President, Government and New Markets, 2005–2007.

ANDRE S. VALENTINE, Chief Financial Officer since August 2012; Senior Vice President of Finance, Customer Management, 2010–2012 and 2002–2009; Senior Vice President, Controller, 2009–2010; Vice President, Controller, 1998–2002.

CLAUDIA L. CLINE, Senior Vice President and General Counsel since September 2012; Customer Management General Counsel, 2011–2012; Senior Vice President Workforce Management and Development, 2008–2011.

CHRISTINE TIMMINS BARRY, Senior Vice President of Global Operations since December 2012; Senior Vice President Customer Management Global Operations, 2011–2012; Senior Vice President, Customer Management Operations of the Americas, 2009–2011; Senior Vice President Global Operations, Human Resource Management, 2008–2009.

PART II
Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Convergys Corporation's common shares, no par value, are listed on the New York Stock Exchange under the symbol "CVG." As of January 31, 2013, there were 8,839 holders of record of the 106,256,886 common shares of Convergys, excluding amounts held in Treasury (187,846,700 outstanding common shares of Convergys, of which 81,589,814 were held in Treasury).

The high, low and closing prices of our common shares for each quarter in 2012 and 2011 are listed below:

Quarter	1st	2nd	3rd	4th
2012				
High	**$14.23**	**$14.82**	**$16.55**	**$17.42**
Low	**12.13**	**12.40**	**14.33**	**14.68**
Close	**13.35**	**14.77**	**15.67**	**16.41**
2011				
High	$ 15.00	$ 14.63	$ 14.09	$ 13.02
Low	13.17	12.27	9.01	8.49
Close	14.36	13.64	9.38	12.77

On May 8, 2012, the Company announced that its Board of Directors declared an initial quarterly cash dividend of $0.05 per share. The initial quarterly cash dividend was paid on July 6, 2012 to all shareholders of record as of June 22, 2012. On July 26, 2012, the Company announced that its Board of Directors declared a quarterly cash dividend of $0.05 per share, which was paid on October 5, 2012 to all shareholders of record as of September 21, 2012. On October 23, 2012, the Company announced that its Board of Directors declared a quarterly cash dividend of $0.05 per share, which was paid on January 4, 2013 to all shareholders of record as of December 21, 2012. On February 7, 2013, the Company announced that the Board of Directors raised the quarterly dividend 20 percent to $0.06 per share. The dividend payment of $0.06 is scheduled to be made on April 5, 2013 to shareholders of record at the close of business on March 22, 2013.The Board expects that future cash dividends will be paid on a quarterly basis. However, any decision to pay future cash dividends will be subject to Board approval, and will depend on the Company's future earnings, cash flow, financial condition, financial covenants and other relevant factors.

We repurchased 12.3 million of our common shares for $184.4 million during 2012, as summarized in the following table:

	Shares repurchased	Average price per share
January 2012	10,699	$13.27
February 2012	51,427	12.88
March 2012	5,222	12.95
April 2012	1,181	13.19
May 2012	2,120,057	13.44
June 2012	2,742,635	14.29
July 2012	368,178	14.48
August 2012	2,012,168	15.50
September 2012	1,289,613	15.97
October 2012	1,912,391	15.92
November 2012	3,003	16.58
December 2012	1,744,440	16.18
Total	12,261,014	$15.04

At December 31, 2012, the Company had the authority to repurchase up to an incremental $139.4 million of outstanding common shares. In February 2013, our Board of Directors approved an increase in the remaining authorized share repurchases to $250.0 million in the aggregate. The timing and terms of any future transactions depend on a number of considerations including market conditions and our liquidity and limits that may be applicable under the covenants in our credit agreement.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities (continued)

Performance Graph

The following Performance Graph compares, for the period from December 31, 2007 through December 31, 2012, the percentage change of the cumulative total shareholder return on the Company's common shares with the cumulative total return of the S&P 500 Stock Index, an Old Peer Group and a New Peer Group, based on an initial investment of $100 on December 31, 2007, with dividends reinvested. The Old Peer Group and New Peer Group consist of our peer group companies below.



*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright©2013 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12
Convergys Corporation	$100.00	38.94	65.31	80.01	77.58	100.66
S&P 500	$100.00	63.00	79.67	91.67	93.61	108.59
Old Peer Group	$100.00	55.29	82.22	77.35	69.74	84.46
New Peer Group	$100.00	66.51	97.51	95.72	69.66	91.68

The Old Peer Group consists of Amdocs Limited, Comverse Technology Inc., CSG Systems International Inc., Sykes Enterprises Inc., Teleperformance and Teletech Holdings Inc.

The New Peer Group consists of Sykes Enterprises Inc., Teleperformance and Teletech Holdings Inc. Changes in the peer group from the prior year reflect the sale of Convergys' Information Management line of business.

Item 6. Selected Financial Data

(Amounts in Millions Except Per Share Amounts)	**2012**	2011	2010	2009	2008
Results of Operations					
Revenues	**$2,005.0**	$1,933.2	$1,863.3	$1,986.7	$1,954.8
Costs and expenses (1) (2)	**1,966.4**	1,823.1	2,017.2	1,942.6	1,957.9
Operating income (loss)	**38.6**	110.1	(153.9)	44.1	(3.1)
Earnings and gain from Cellular Partnerships, net	**—**	285.2	47.2	41.0	35.7
Other income (expense), net	**4.3**	9.8	8.9	(17.2)	16.2
Interest expense	**(13.6)**	(16.1)	(19.5)	(28.9)	(22.5)
Income (loss) before income taxes	**29.3**	389.0	(117.3)	39.0	26.3
Income tax expense (benefit)	**1.1**	106.5	(7.5)	(1.9)	(13.3)
Income (loss) from continuing operations	**28.2**	282.5	(109.8)	40.9	39.6
Income (loss) from discontinued operations (5)	**72.4**	52.3	56.6	(118.2)	(132.5)
Net income (loss)	**$ 100.6**	$ 334.8	$ (53.2)	$ (77.3)	$ (92.9)
Basic Earnings (Loss) per share:					
Continuing Operations	**$ 0.25**	$ 2.35	$ (0.89)	$ 0.33	$ 0.32
Discontinued Operations	**0.65**	0.44	0.46	(0.96)	(1.07)
Net basic earnings (loss) per share	**$ 0.90**	$ 2.79	$ (0.43)	$ (0.63)	$ (0.75)
Diluted Earnings (Loss) per share:					
Continuing Operations	**$ 0.24**	$ 2.30	$ (0.89)	$ 0.33	$ 0.31
Discontinued Operations	**0.62**	0.42	0.46	(0.95)	(1.05)
Net diluted earnings (loss) per share	**$ 0.86**	$ 2.72	$ (0.43)	$ (0.62)	$ (0.74)
Weighted average common shares outstanding:					
Basic	**112.2**	120.2	123.1	122.8	123.5
Diluted	**117.1**	122.9	123.1	124.9	125.8
Financial Position					
Total assets	**$2,037.9**	$2,330.8	$2,125.3	$2,605.8	$2,894.3
Total debt and capital lease obligations	**60.6**	127.1	210.2	465.9	660.7
Shareholders' equity	**1,371.9**	1,411.5	1,184.1	1,206.4	1,150.1
Other Data					
Net cash flows from operating activities					
Operating activities of continuing operations	**$ 103.9**	$ 161.4	$ 179.2	$ 268.4	$ 54.3
Operating activities of discontinued operations	**9.1**	35.2	15.0	36.3	177.2
	$ 113.0	$ 196.6	$ 194.2	$ 304.7	$ 231.5

(Amounts in Millions Except Per Share Amounts)	**2012**	2011	2010	2009	2008
Net cash flows provided by (used in) investing activities					
Investing activities of continuing operations	**$(162.7)**	$ 235.6	$ (63.0)	$ (63.1)	$(362.7)
Investing activities of discontinued operations	**425.3**	(13.5)	63.7	(14.9)	(41.6)
	$ 262.6	$ 222.1	$ 0.7	$ (78.0)	$(404.3)
Net cash flows (used in) provided by financing activities					
Financing activities of continuing operations	**$(242.6)**	$(183.0)	$(336.9)	$(133.4)	$ 287.6
Financing activities of discontinued operations	**(0.1)**	—	(3.6)	(1.6)	4.9
	$(242.7)	$(183.0)	$(340.5)	$(135.0)	$ 292.5
Free cash flow [3]	**$ 8.4**	$ 108.3	$ 127.9	$ 229.8	$ 139.4
EBITDA [4]	**$ 131.6**	$ 488.8	$ (2.5)	$ 168.1	$ 141.8

(1) Costs and expenses include restructuring charges of $11.6, $1.2, $28.7, $12.9 and $14.2 in 2012, 2011, 2010, 2009 and 2008, respectively, and asset impairment charges of $88.6 and $181.1 in 2012 and 2010, respectively.

(2) Costs and expenses also include $8.8, $23.6, $28.4, $38.6 and $51.8 in 2012, 2011, 2010, 2009 and 2008, respectively, of certain costs previously allocated to the Information Management segment, and $9.1, $32.1 and $26.5 in 2010, 2009 and 2008, respectively, of certain costs previously allocated to the HR Management segment, that do not qualify as discontinued operations and are reported as costs from continuing operations. The Company took actions to reduce these costs and earned transition service revenues, resulting from services being provided to the buyers subsequent to completion of the sale of Information Management and HR Management, to offset these costs.

(3) Free cash flow is not defined under accounting principles generally accepted in United States (U.S. GAAP) and is calculated as cash flows from operations less capital expenditures (net of proceeds from disposal). The Company uses free cash flow to assess the financial performance of the Company. Convergys' Management believes that free cash flow is useful to investors because it relates the operating cash flow of the Company to the capital that is spent to continue and improve business operations, such as investment in the Company's existing businesses. Further, free cash flow facilitates Management's ability to strengthen the Company's balance sheet, to repay the Company's debt obligations and to repurchase the Company's common shares. Limitations associated with the use of free cash flow include that it does not represent the residual cash flow available for discretionary expenditures as it does not incorporate certain cash payments including payments made on capital lease obligations or cash payments for business acquisitions. Management compensates for these limitations by using both the non-GAAP measure, free cash flow, and the GAAP measure, cash from operating activities, in its evaluation of performance. There are no material purposes for which we use this non-GAAP measure beyond the purposes described above. For more detail and a reconciliation of cash flows from operations to free cash flows, see the "Financial Condition, Liquidity and Capital Resources" section in Part 2, Item 7 of this report.

(4) EBITDA is not defined under U.S. GAAP and is calculated as income from continuing operations plus tax expense, interest expense, depreciation and amortization. The Company uses EBITDA to monitor and evaluate the performance of the business and believes the presentation of this measure will enhance the investors' ability to analyze trends in the business and evaluate the Company's underlying performance relative to other companies in the industry. The Company also utilizes EBITDA in the calculations for certain employee incentive compensation plans. EBITDA should not be considered in isolation or as a substitute for income from continuing operations, net of tax or other income statement data prepared in accordance with U.S. GAAP and our presentation of EBITDA may not be comparable to similarly-titled measures used by other companies. Management uses the non-GAAP measure, EBITDA, and the U.S. GAAP measure, income from continuing operations, net of tax, in evaluation of its underlying performance. There are no material purposes for which we use the non-GAAP measure beyond the purposes described above. The non-GAAP measure should be considered supplemental in nature and should not be considered in isolation or be construed as being more important than comparable GAAP measures. For more detail and reconciliation of income from continuing operations, net of tax, to EBITDA, see the "Financial Condition, Liquidity and Capital Resources" section in Part 2, Item 7 of this report.

(5) Discontinued operations includes the historical financial results of the Information Management business and the HR Management line of business, excluding certain costs referred to in note 2, above, that did not meet the criteria for such presentation.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in Millions Except Per Share Amounts)

Overview

Convergys Corporation (we, the Company or Convergys) is a global leader in customer management, focused on bringing value to our clients through every customer interaction. Over half of the Fortune 50 companies trust us to care for their most important asset: their customers. Our business model allows us to deliver consistent, quality service, at the scale and in the geographies that meet our clients' business needs and pro-actively partner to solve client business challenges through our account management model. We leverage our breadth and depth of capabilities to help leading companies create quality customer experiences across multiple channels, while increasing revenue and reducing their cost to serve.

In 2010, we completed the sale of Human Resources Management (HR Management) line of business to NorthgateArinso for $78.0 in cash as well as a zero coupon note in the principal amount of $15.0, which has a balance of approximately $10 at December 31, 2012. As a result of the sale of the HR Management line of business, the operating results related to HR Management have been reflected as discontinued operations. The total gain on the sale of HR Management amounted to $35.2 pretax and $5.6 net of taxes at December 31, 2010. Subsequently, in 2011, a $6.5 reduction to the tax on the gain on this transaction was recorded and has been reflected as discontinued operations.

Prior to May 2012, we had two reportable segments, Customer Management and Information Management. In March 2012, we signed a definitive agreement to sell the Information Management business to NEC Corporation for $449.0 in cash. The sale closed in May 2012, for which we received $462.6 in cash, including $12.9 for working capital adjustments. As a result of the sale of the Information Management business, the operating results and related assets and liabilities of Information Management have been reflected as discontinued operations for all periods presented. The total gain on the sale of the Information Management business amounted to $99.8 pretax, and $16.2 net of taxes at December 31, 2012.

As a result of the change in classification of the Information Management business to discontinued operations, the change in our Chief Executive Officer in the fourth quarter, and in order to reflect the internal financial reporting structure and operating focus of our new management team and chief operating decision maker, we report operating results and assets and liabilities as a single segment on a consolidated basis. Segment information for previous periods has been reclassified to conform to the current reporting structure.

Convergys delivers more than 4 billion customer contacts per year. We have approximately 77,000 employees in over 70 locations across the globe and in our work-at-home environment. We provide multilingual, multichannel customer care with a global service delivery infrastructure that operates 24 hours a day, 365 days a year. Our clients benefit from our worldwide workforce located in the U.S., Canada, Latin America, Europe, India, and the Philippines.

Agent-related revenues, which account for approximately 90% of revenues for 2012, are typically recognized as services are performed based on staffing hours or the number of contacts handled by service agents using contractual rates. Remaining revenues are derived from the sale of premise-based and hosted automated self-care and technology solutions and provision of professional services. Revenues from the sale of these solutions and provision of services are typically recognized as services are provided over the duration of the contract using contractual rates.

As more fully described below, revenues increased 4% from the prior year to $2,005.0. Operating income and operating margin were $38.6 and 1.9%, respectively, in 2012, compared to $110.1 and 5.7%, respectively, in 2011.

Results of Operations

Revenues

	2012	2011	% Change 12 vs. 11	2010	% Change 11 vs. 10
Revenues:					
Communications	**$1,205.4**	$1,147.6	5	$1,053.8	9
Technology	**172.7**	170.0	2	147.5	15
Financial Services	**203.3**	208.0	(2)	241.5	(14)
Other	**423.6**	407.6	4	420.5	(3)
Total Revenues	**$2,005.0**	$1,933.2	4	$1,863.3	4

2012 vs. 2011

Consolidated revenues for 2012 were $2,005.0 compared to $1,933.2 in 2011. Revenues from communications clients increased 5% from 2011, reflecting volume increases with several large clients. Revenues from technology clients increased 2% from 2011 due to volume increases from existing and new clients partially offset by program completions with one client. Revenues from financial services clients decreased 2% from 2011, primarily reflecting program completions, including client migrations from legacy technology offerings, partially offset by revenue from a new client. Other revenues, which are comprised of clients outside the Company's three largest industries, increased 4% from 2011 due to volume increases and new programs with existing clients, partially offset by program completions. Other revenues for 2012 also include $13.8 of transition services revenues earned under agreements with NEC Corporation related to the sale of the Information Management business. The transition services agreements vary in duration up to 24 months depending on the type of service provided, and our expectation is that we will substantially eliminate the underlying costs as the transition services are completed. Other revenues for 2011 also include $14.4 of transition services revenue earned under agreements with NorthgateArinso that expired in 2011 related to the sale of the HR Management business.

2011 vs. 2010

Consolidated revenues for 2011 were $1,933.2 compared to $1,863.3 in 2010. Revenues from communications clients increased 9% from 2010 reflecting higher volumes with several clients. Revenues from technology clients increased 15% from 2010 due to new projects with existing and new clients. Revenues from financial services clients decreased 14% from 2010, primarily reflecting volume reductions and program completions, including client migrations from legacy technology offerings. Other revenues, which are comprised of clients outside the Company's three largest industries, decreased 3% from 2010, primarily attributable to the completion of a short-term program for the U.S. Census Bureau in 2010, offset by revenue earned from new projects with existing clients and new clients. Other revenues in 2011 also includes $14.4 of revenue earned under transition services agreements with NorthgateArinso subsequent to the sale of HR Management compared to $24.0 in the prior year.

Operating Costs and Expenses

	2012	2011	% Change 12 vs. 11	2010	% Change 11 vs. 10
Costs and Expenses:					
Cost of providing services and products sold	**$ 1,289.5**	$ 1,240.4	4	$ 1,157.8	7
Selling, general and administrative expenses	**477.2**	483.8	(1)	536.3	(10)
Research and development costs	**10.8**	14.0	(23)	18.0	(22)
Depreciation	**82.4**	76.3	8	87.6	(13)
Amortization	**6.3**	7.4	(15)	7.7	(4)
Restructuring charges	**11.6**	1.2	867	28.7	(96)
Asset impairment	**88.6**	—	100	181.1	NM
Total costs and expenses	**$1,966.4**	$1,823.1	8	$2,017.2	(10)

2012 vs. 2011

Consolidated total operating costs and expenses for 2012 of $1,966.4 increased 8% from $1,823.1 in 2011, primarily due to $88.6 non-cash impairment charges, consisting of $46.0 for the impairment of goodwill in the Customer Interaction Technology (CIT) reporting unit, and $42.6 for the impairment of certain facilities classified as held for sale. We also recognized $11.6 in restructuring charges and net $4.1 pension and other post employment benefit plan charges during 2012 as a result of changes in the executive management team, and a high level of pension-related payments due to the sale of the Information Management business and completion of the corporate simplification process. Operating results for 2011 include $5 of insurance recoveries in excess of costs incurred, partially offset by the impact of a client bankruptcy.

As discussed above, in May 2012, we completed the sale of the Information Management business and, accordingly, the operating results are presented within discontinued operations. Accounting rules require certain costs previously allocated to the Information Management business to be included in continuing operations. These costs were $8.8 in 2012 compared with $23.6 in 2011. These amounts are included within selling, general and administrative expenses within continuing operations. We are taking actions to reduce these costs and expect remaining costs to be significantly offset by revenue resulting from transition services to be provided to the buyer.

As a percentage of revenues, the cost of providing services and products sold was 64.3% in 2012 compared to 64.2% in the prior year. Selling, general and administrative expenses of $477.2 decreased 1% from the prior year. As a percentage of revenues, selling, general and administrative expenses were 23.8% in 2012 compared to 25.0% in 2011 as a result of cost reductions previously taken, continued efforts to control costs, and the Information Management related costs discussed above, partially offset by net pension and other post employment benefit plan charges in 2012 and net insurance recoveries in 2011. Research and development costs of $10.8 decreased $3.2 from 2011 due to reductions in headcount. Depreciation expense of $82.4 increased $6.1 from the prior year reflecting an increase in capital expenditures related to increased capacity.

We recorded $11.6 of restructuring charges in 2012, reflecting the change in the Company's executive management team and further corporate simplification. Additionally, we initiated an incremental restructuring plan in 2011 resulting in a $1.2 severance charge largely to reduce headcount and align resources to future business needs. See additional information under the "Restructuring Charges" heading below for the 2012 and 2011 plans.

2011 vs. 2010

Consolidated total operating costs and expenses for 2011 of $1,823.1 decreased 10% from $2,017.2 in 2010. The operating results for 2010 include the impact of $181.1 asset impairment charges in the CIT reporting unit, consisting of $166.5 goodwill impairment and $14.6 property, plant and equipment impairment classified as held-for-sale at December 31, 2010. Operating results for 2010 also include restructuring charges of $28.7, $6.4 of net post-employment benefit plan charges, $7.6 of severance and other transition costs associated with the change in the CEO of the Company in February 2010, $28.4 of Information Management related costs that did not qualify for reporting as discontinued operations, and $9.1 of HR Management related costs that did not qualify for reporting as discontinued operations. Operating results for 2011 include $23.6 of Information Management costs that did not qualify for reporting as discontinued operations and $5 of insurance recoveries in excess of costs incurred, partially offset by the negative impact of a client bankruptcy. The transition services revenue noted above offsets the continuing HR Management related costs. We have substantially eliminated the underlying costs as the transition services were completed.

As a percentage of revenues, the cost of providing services and products sold was 64.2% in 2011 compared to 62.1% in the prior year, reflecting our investment in new programs expected to deliver future revenue. Selling, general and administrative expenses of $483.8 decreased 10% from the prior year. As a percentage of revenues, selling, general and administrative expenses were 25.0% in 2011 compared to 28.8% in 2010 as a result of cost reduction actions previously taken, HR Management related costs not qualifying as discontinued operations in 2010, pension settlement charges in 2010, transition costs associated with the change in our CEO in 2010 and net insurance recoveries in 2011. The 22% decrease in research and development costs compared to the prior year primarily reflects reductions in headcount. Compared to the prior year, the $11.3 decrease in depreciation expense reflects a lower depreciable asset base.

As discussed in more detail below under the heading "Restructuring Charges," during 2011 we initiated an incremental restructuring plan resulting in a $1.2 severance charge largely to reduce headcount and align resources to future business needs. In addition, we recorded a restructuring charge of $28.7 during 2010 mostly related to the realignment of resources, including headcount and facilities, to expected revenues and the sale of the HR Management business.

Operating Income and Adjusted Operating Income (a non-GAAP measure)

In order to assess the underlying operational performance of the continuing operations of the business we provide the non-GAAP measure, Adjusted Operating Income in the table below that excludes the following:

1. Asset impairment charges of $88.6 in 2012, including $46.0 for impairment of goodwill of the CIT reporting unit and $42.6 for impairment of facilities classified as held for sale as discussed in Note 6 of the Notes to Consolidated Financial Statements, as well as asset impairment charges of $181.1 in 2010;
2. Restructuring charges resulting from the sale of the Information Management business of $6.4 as discussed in Note 8 of the Notes to Consolidated Financial Statements in 2012, as well as restructuring charges of $28.7 in 2010;
3. Net pension and other post employment benefit plan curtailment benefit of $4.1 in 2012, consisting of $4.1 of curtailment credits from pension and other post employment benefit plans as discussed in Note 9 of the Notes to Consolidated Financial Statements, $1.4 of post-retirement benefit costs related to the changes in the executive management team, and $6.8 pension settlement charge due to elevated payouts as a result of the sale of the Information Management business, as well as net pension and other post employment benefit charges in 2010, consisting of a pension settlement charge of $6.8 and a Supplemental Executive Retirement Plan (SERP) curtailment benefit of $0.4;
4. Certain costs previously allocated to the Information Management business that are now included in continuing operations as discussed below and in more detail in Note 3 of the Notes to Consolidated Financial Statements (these costs were $8.8, $23.6 and $28.4 in 2012, 2011 and 2010, respectively);
5. Certain costs previously allocated to the HR Management business that are now included in continuing operations as discussed below and in more detail in Note 3 of the Notes to Consolidated Financial Statements; these costs were $9.1 in 2010, and;
6. Severance and other transition costs associated with the change in the CEO of the Company in February 2010, which resulted in a negative impact to 2010 results from continuing operations of $7.6.

We use operating income excluding the above items to assess the underlying operational performance of the continuing operations of the business for the year and to have a basis to compare underlying results to prior and future periods. Adjustments for these items are relevant in evaluating the overall performance of the business. Limitations associated with the use of this non-GAAP measure includes that this measure does not include all of the amounts associated with our results as determined in accordance with GAAP. Management compensates for this limitation by using the non-GAAP measure, operating income excluding these items, and the GAAP measure, operating income, in its evaluation of performance. There are no material purposes for which we use this non-GAAP measures beyond those described above.

	2012	2011	% Change 12 vs. 11	2010	% Change 11 vs. 10
Operating income (loss)	**$ 38.6**	$110.1	(65)	$(153.9)	NM
Operating Margin	***1.9%***	*5.7%*		*8.2%*	
Restructuring	**6.4**	—	NM	28.7	NM
Asset impairment	**88.6**	—	NM	181.1	NM
Net pension and other post employment benefit plan charges	**4.1**	—	NM	6.4	NM
CEO transition costs	**—**	—	NM	7.6	NM
Information Management costs not qualifying as discontinued operations	**8.8**	23.6	(63)	28.4	(17)
HR Management costs not qualifying as discontinued operations	**—**	—	NM	9.1	NM
Adjusted Operating Income (a non-GAAP measure)	**$146.5**	$133.7	10	$ 107.4	24
Adjusted Operating Margin	***7.3%***	*6.9%*		*5.8%*	

2012 vs. 2011

Consolidated Convergys operating income was $38.6 in 2012 compared to $110.1 in 2011 primarily as a result of the non-cash impairment charge. Excluding the Corporate restructuring charge, asset impairment charge, net pension and other post employment benefit plan charges, and the Information Management related costs, consolidated operating income for 2012 was $146.5 compared to $133.7 in 2011.

2011 vs. 2010

Operating income for 2011 was $110.1 compared to operating loss of $153.9 in the prior year, primarily as a result of the asset impairment charges in 2010. Excluding the Information Management related costs in 2011, and excluding the asset impairment charges, restructuring charges, net pension settlement charges, transition costs associated with the change in the CEO, and Information Management and HR Management related costs in 2010, consolidated operating income for 2011 was $133.7 compared to $107.4 in 2010.

Non-operating items

	2012	2011	% Change 12 vs. 11	2010	% Change 11 vs. 10
Operating Income (loss)	**$ 38.6**	$110.1	(65)	$(153.9)	NM
Earnings and gain from Cellular Partnerships, net	**—**	285.2	NM	47.2	NM
Other income (expense), net	**4.3**	9.8	(56)	8.9	10
Interest expense	**(13.6)**	(16.1)	(16)	(19.5)	(17)
Income (loss) before income taxes	**$ 29.3**	$389.0	(92)	$(117.3)	NM

2012 vs. 2011

Consolidated results for 2011 include a pre-tax gain of $265.0, $171.8 net of tax, from the sale of our investment in the Cellular Partnerships, comprised of our 33.8% interest in Cincinnati SMSA Limited Partnership and our 45.0% interest in the Cincinnati SMSA Tower Holdings, LLC, to AT&T, the general partner and a limited partner in both partnerships. Upon the close of the sale on July 1, 2011, we received cash proceeds of $320. We recorded income from our investment in the Cellular Partnerships of $20.2 in 2011 prior to the sale.

Other income of $4.3 in 2012 was due to income from our short-term investments and foreign exchange transaction

gains. Other income of $9.8 in 2011 was primarily due to a pre-tax gain of $7.0 on the sale of the Finance and Accounting line of business and foreign exchange transaction gains. The foreign exchange gains and losses arise from transactions denominated in a currency other than the functional currency. As discussed in further detail in the section titled "Market Risk," we periodically enter into forward exchange contracts to protect the Company against these foreign currency exposures. The gains and losses from these forward exchange contracts related to balance sheet positions are reported within other income (expense), net. Interest expense of $13.6 includes $1.1 of incremental interest expense related to the purchase of the Orlando facility which was partially offset by the lower level of debt outstanding throughout 2012.

2011 vs. 2010

During 2011, we recognized a pre-tax gain of $265.0, $171.8 net of tax, on the sale of our investment in the Cellular Partnerships, as discussed above. We also recorded income from our investment in the Cellular Partnerships of $20.2 in 2011 prior to the sale compared to $47.2 for the full year in 2010.

Other income of $9.8 was primarily due to a pre-tax gain of $7.0 on the sale of the Finance and Accounting outsourcing line of business and foreign exchange transaction gains during 2011. Other income of $8.9 in 2010 includes the benefit of a $14.9 reduction to a non-operating accrual as well as foreign exchange transaction losses. Interest expense improved to $16.1 from $19.5 in the prior year reflecting a lower level of debt outstanding during the course of the year.

Income Taxes

	2012	2011	% Change 12 vs. 11	2010	% Change 11 vs. 10
Income (loss) before income taxes	**$29.3**	$389.0	(92)	$(117.3)	NM
Income tax expense	**1.1**	106.5	(99)	(7.5)	NM
Income (loss) from continuing operations, net of tax	**$28.2**	$282.5	(90)	$(109.8)	NM

2012 vs. 2011

Our effective tax rate on net income from continuing operations was 3.8% in 2012 compared to 27.4% in 2011. The lower effective tax rate in the current year is primarily due to a shift in the geographical mix of worldwide income which was partially offset by the non-deductibility of goodwill impairments and the impact of internal restructurings. Prior year tax expense includes $93.2 expense from the sale of our interests in the Cellular Partnerships and $17.0 of net tax benefits from international transactions and certain other discrete items.

Prior to March 31, 2011, we were under a tax holiday in India . The impact of this expiration of this holiday was mitigated by expansion in other jurisdictions with lower tax rates. See Note 14 of the Notes to Consolidated Financial Statements for further discussion related to effective tax rates.

2011 vs. 2010

Our effective tax rate on net income from continuing operations was 27.4% in 2011, which includes tax expense of $93.2 from the sale of our interests in the Cellular Partnership and $17.0 of net tax benefits from international transactions and certain other discrete items. Our effective tax rate on net income from continuing operations was 6.4% in 2010 due to the geographical mix of worldwide income which was partially offset by the impairment of assets with a significantly lower tax basis than book basis.

Net Income from Continuing Operations and Earnings per Diluted Share from Continuing Operations and Adjusted Net Income from Continuing Operating and Adjusted Earnings per Diluted Share from Continuing Operations (non-GAAP measures)

In order to assess the underlying operational performance of the continuing operations of the business, we provide non-GAAP measures in the tables below that exclude, in addition to the operating charges discussed above, the following:

1. The gain on the sale of our interests in the Cellular Partnerships of $265.0 in 2011;
2. The gain on the sale of the Finance and Accounting outsourcing line of business of $7.0 in 2011, reported within other income (expense), net;
3. For comparability to current period results, income from our investment in the Cellular Partnerships of $20.2 and $47.2 for 2011 and 2010, respectively;
4. Net tax benefits from international transactions, including certain discrete items, of $6.7 and $17.0 in 2012 and 2011, respectively;
5. Incremental interest expense of $1.1 related to the purchase of the Orlando facility for 2012, and;
6. A reduction of non-operating accruals by $14.9 during 2010, which is reported within other income (expense) net.

We use income from continuing operations, net of tax and earnings per share data excluding the above items to assess the underlying operational performance of the continuing operations of the business for the year and to have a basis to compare underlying results to prior and future periods. Adjustments for these items are relevant in evaluating the overall performance of the business. Limitations associated with the use of these non-GAAP measures include that these measures do not include all of the amounts associated with our results as determined in accordance with GAAP. Management compensates for these limitations by using the non-GAAP measures, operating income, income from continuing operations, net of tax and diluted earnings per share excluding these items, and the GAAP measures, operating income, income from continuing operations, net of tax and diluted earnings per share, in its evaluation of performance. There are no material purposes for which we use these non-GAAP measures beyond those described above.

Net charges on a per share basis include an adjustment to Diluted EPS utilizing diluted shares outstanding of 125.5 for December 31, 2010. Given that the Company recorded a loss from continuing operations under U.S. GAAP, shares outstanding utilized to calculate Diluted EPS from continuing operations are equivalent to basic shares outstanding. Shares outstanding utilized to calculate Adjusted Diluted EPS from continuing operations reflect the number of diluted shares the Company would have reported if reporting net income from continuing operations under U.S. GAAP.

	2012	2011	% Change 12 vs. 11	2010	% Change 11 vs. 10
Income (loss) from continuing operations, net of tax	**$ 28.2**	$ 282.5	(90)	$(109.8)	NM
Total operating charges from above, net of tax	**84.5**	15.7	NM	221.6	NM
Earnings from Cellular Partnerships of $20.2 and $47.2 for 2011 and 2010, net of tax	**—**	(13.1)	NM	(30.7)	(57)
Gain on sale of interests in Cellular Partnerships, net of tax	**—**	(171.8)	NM	—	NM
Gain on sale of F&A line of business of $7.0 for 2011, net of tax	**—**	(4.3)	NM	—	NM
Debt reduction costs of $1.1 for 2012, net of tax	**0.7**	—	NM	—	NM
Adjustment of tax to normalized rate	**(6.7)**	(17.0)	(61)	—	NM
Non-operating reserve reduction of $14.9, net of tax	**—**	—	NM	(9.3)	NM
Adjusted income from continuing operations, net of tax (a non-GAAP measure)	**$106.7**	$ 92.0	16	$ 71.8	28

	2012	2011	% Change 12 vs. 11	2010	% Change 11 vs. 10
Diluted Earnings (Loss) per Common Share:					
Continuing Operations	**$0.24**	$ 2.30	(90)	$(0.89)	NM
Impact of net charges above included in continuing operations, net of tax	**0.67**	(1.55)	(143)	1.46	NM
Adjusted diluted earnings per common share from continuing operations (a non-GAAP measure)	**$0.91**	$ 0.75	21	$ 0.57	32

2012 vs. 2011

As a result of the above, income from continuing operations for 2012 was $28.2 compared to $282.5 in 2011. Therefore, income from continuing operations per diluted share for 2012 was $0.24 compared to $2.30 in 2011. Excluding the asset impairment charge, Corporate restructuring, net pension and post employment charge, incremental interest on debt reduction, net tax benefits from certain discrete items and other Information Management-related charges in 2012, and excluding the gain on the sale of our interests in the Cellular Partnerships, the gain on the sale of the Finance and Accounting outsourcing line of business, earnings from our investments in the Cellular Partnership, Information Management related charges and net tax benefits from international transactions, including discrete items during 2011, income from continuing operations for 2012 was $106.7, or $0.91 per diluted share, compared to $92.0, or $0.75 per diluted share for 2011.

2011 vs. 2010

As a result of the factors above, the 2011 net income from continuing operations and diluted earnings per share from continuing operations were $282.5 and $2.30, respectively, compared with net loss from continuing operations and diluted loss per share from continuing operations of $109.8 and $0.89, respectively, in the prior year. Excluding the gain on the sale of our interests in the Cellular Partnerships, the gain on the sale of the Finance and Accounting outsourcing line of business, earnings from our investment in the Cellular Partnerships, Information Management related charges and net tax benefits from international transactions, including discrete items, during 2011, income from continuing operations for 2011 was $92.0, or $0.75 per diluted share. Excluding asset impairment charges, earnings from our investment in the Cellular Partnerships, restructuring charges, Information Management and HR Management related impacts, severance and other transition costs associated with the change in CEO of the Company, net pension and other post employment charges and a reduction of non-operating accruals, income from continuing operations was $71.8, or $0.57 per diluted share for 2010.

Results of Discontinued Operations, Results of Discontinued Operations per Diluted Share, Net Income and Net Income per Diluted Share

	2012	2011	% Change 12 vs. 11	2010	% Change 11 vs. 10
Income (loss) from continuing operations, net of tax	**$ 28.2**	$ 282.5	(90)	$(109.8)	NM
Income from discontinued operations, net of tax expense of $51.1, $5.9 and $63.2	**72.4**	52.3	38	56.6	(8)
Net Income (Loss)	**$100.6**	$334.8	NM	$ (53.2)	NM
Diluted Earnings (Loss) Per Common Share:					
Continuing Operations	**$ 0.24**	$ 2.30	(90)	$ (0.89)	NM
Discontinued Operations	**0.62**	0.42	48	0.46	(9)
Net Diluted Earnings (Loss) Per Common Share	**$ 0.86**	$ 2.72	NM	$ (0.43)	NM

2012 vs. 2011

The results from discontinued operations reflect the operating results of the Information Management business as well as tax benefits associated with changes in uncertain tax positions related to other previously divested businesses. Revenues from discontinued operations were $128.8 and $328.8 in 2012 and 2011, respectively. The $72.4 income from discontinued operations, net of tax, recognized in 2012 reflects income

before tax of $23.7 from operating activities of the Information Management business prior to the sale, net tax benefits from operations of divested benefits of $32.5, and a $16.2 gain, net of $83.6 of tax, on the sale of the Information Management business. The results of operations for 2011 include a $6.5 tax benefit related to the HR Management business sold in 2010. Income from discontinued operations, net of tax, per diluted share for 2012 and 2011 was $0.62 and $0.42, respectively.

Including the results of discontinued operations, 2012 net income and earnings per diluted share were $100.6 and $0.86 , respectively, compared to $334.8 and $2.72, respectively, in 2011.

2011 vs. 2010

The results from discontinued operations reflect the operating results of the Information Management and HR Management businesses. Revenues from discontinued operations were $328.8 and $340.1 in 2011 and 2010, respectively, related to the Information Management business, and $107.2 in 2010 related to the HR Management business. The $52.3 income from discontinued operations, net of tax, recognized in 2011 reflects income, net of tax, of $45.8 from the Information Management business and a $6.5 tax benefit related to the sale of the HR Management business. The $63.8 income from discontinued operations, net of tax, recognized during 2010 reflects income, net of tax, of $42.3 from the Information Management business, $15.9 from operating activities of the HR Management business prior to completion of the sale as well as a gain of $5.6, net of $29.6 tax, on the sale of the HR Management business. Income from discontinued operations, net of tax, per diluted share for 2011 and 2010 was $0.42 and $0.46, respectively.

Total 2011 net income and earnings per diluted share were $334.8 and $2.72, respectively, compared with net loss and loss per diluted share of $53.2 and $0.43, respectively, in the prior year.

EBITDA and Adjusted EBITDA (Non-GAAP Measures)

Management uses EBITDA and adjusted EBITDA, excluding the operating and non-operating items discussed above, to monitor and evaluate the performance of the business and believes the presentation of these measures will enhance investors' ability to analyze trends in the business and evaluate the Company's underlying performance relative to other companies in the industry. The Company also uses EBITDA and Adjusted EBITDA in the calculations for certain employee incentive compensation plans. Adjusted EBITDA should not be considered in isolation or as a substitute for income from continuing operations, net of tax, or other income statement data prepared in accordance with GAAP and our presentation of adjusted EBITDA may not be comparable to similarly-titled measures used by other companies. Management uses both the non-GAAP measure, adjusted EBITDA, and the GAAP measure, income from continuing operations, net of tax, in its evaluation of underlying performance. There are no material purposes for which we use this non-GAAP measure beyond the purposes described above. This non-GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

	2012	2011	2010
Income (Loss) from Continuing Operations, net of tax	**$ 28.2**	$ 282.5	$(109.8)
Depreciation and Amortization	**88.7**	83.7	95.3
Interest expense	**13.6**	16.1	19.5
Income tax expense	**1.1**	106.5	(7.5)
EBITDA (a non-GAAP measure)	**131.6**	488.8	(2.5)
Asset impairment charges	**88.6**	—	181.1
Earnings from investment in Cellular Partnerships, net	**—**	(20.2)	(47.2)
Gain on sale of interests in Cellular Partnerships	**—**	(265.0)	—
Gain on sale of Finance and Accounting outsourcing line of business	**—**	(7.0)	—
Restructuring charges	**6.4**	—	28.7
Information Management related costs not qualifying as Discontinued Operations	**8.8**	23.6	28.4
HR Management related costs not qualifying as Discontinued Operations	**—**	—	9.1
CEO transition costs	**—**	—	7.6
Net pension and other post employment benefit plan charges	**4.1**	—	6.4
Non-operating reserve reduction	**—**	—	(14.9)
Adjusted EBITDA (a non-GAAP measure)	**$239.5**	$ 220.2	$ 196.7
Adjusted EBITDA Margin	***11.9%***	*11.4%*	*10.6%*

Restructuring Charges

As discussed in Note 8 of the Notes to Consolidated Financial Statements, we recorded the following restructuring charges:

2012 Restructuring

During 2012, the Company recorded restructuring charges of $11.6, consisting of $11.4 of severance-related charges and $0.2 of facility-related charges, as described below. The $11.4 of severance-related charges is expected to impact approximately 100 professional employees and reflects the changes in the Company's executive management team and realignment of Corporate overhead as a result of the sale of the Information Management business. These severance-related charges are expected to be substantially paid in cash by March 31, 2013 pursuant to the Company's severance policies. The total remaining liability under this severance-related plan, which is included within Payables and other current liabilities on the Company's Consolidated Balance Sheets was $5.2 at December 31, 2012.

2011 Restructuring

During 2011, we initiated operational changes that resulted in severance costs of $1.2 largely to reduce headcount and align resources to future business needs. Severance actions impacted approximately 50 professional employees worldwide and charges were largely paid in cash pursuant to our existing severance policy and employment agreements. These actions were substantially completed by the end of 2011. The liability under this plan was fully settled at December 31, 2012.

2010 Restructuring

During 2010, we initiated a restructuring plan and incurred a total charge of $28.7, consisting of $19.4 of severance-related charges and $9.3 of facility-related charges. The $19.4 of severance-related charges were largely to reduce headcount and align resources to business needs and to further simplify operations to reflect the impact of the sale of the HR Management line of business. The full-year severance charge of $19.4 was largely paid in cash pursuant to our existing severance policy and employment agreements. These actions affected approximately 1,000 professional employees and approximately 1,400 non-salaried employees worldwide and were substantially completed by December 31, 2011. The facility-related charge of $9.3 relates to lease rent accruals and penalties for properties that have closed as the result of consolidating facilities and shifting capacity. The charge is equal to the future costs associated with the facility, net of proceeds from any probable future sublease agreements. We used estimates, based on consultation with our real estate advisors, to determine the proceeds from any future sublease agreements. We will continue to evaluate these estimates in recording the facilities abandonment charge. Consequently, there may be additional reversals or charges related to this facility closure in the future. Therefore, the Company reviews the facility-related reserves on a facility basis rather than a restructuring charge basis. The liability under this plan was fully settled at December 31, 2012.

Savings from Restructuring Plans

The 2012 severance actions are expected to result in cost reductions in excess of $10 on an annualized basis when complete. The severance actions from the 2010 and 2011 plans resulted in cost reductions in excess of $55 on an annualized basis, largely included in 2012 results. The impact of these benefits will be spread across our operating expenses, particularly within the selling, general and administrative expenses and cost of providing services and products sold captions of our Consolidated Statements of Income. When completed, the severance actions, in total, are also expected to result in cash savings in excess of $55 on an annualized basis. We do not believe that the impact on our overall liquidity is material.

Facilities Restructuring

During 2012, the Company recognized $0.2 of incremental facility-related restructuring charges due to a change in estimate for a previously closed facility. The Company's facilities restructuring reserves are equal to the estimated present value of future costs associated with the facilities, net of proceeds from any probable future sublease agreements. The Company uses estimates, based on consultation with the Company's real estate advisors, to determine the proceeds from any future sublease agreements. The Company continues to evaluate these estimates in recording the facilities abandonment charge. The remaining liability for these facilities, which is included within Payables and other current liabilities on the Company's Consolidated Balance Sheets was $0.3 at December 31, 2012 and $0.5 at December 31, 2011.

Client Concentration

During 2012, our three largest clients accounted for 47.8% of our consolidated revenues, compared to 47.2% and 42.1% in 2011 and 2010, respectively. AT&T, our largest client, accounted for 23.1% of our consolidated revenues in 2012 compared to 23.4% and 23.0% in 2011 and 2010 respectively. Comcast and DIRECTV are our second and third largest clients. Revenues from Comcast were 12.4% of our consolidated revenues in 2012 compared to 12.0% and 10.5% in 2011 and 2010, respectively. Revenues from DIRECTV were 12.3% of our consolidated revenues in 2012 compared to 11.8% and 8.6% in 2011 and 2010, respectively. Volumes under certain of our long-term arrangements are earned under multiple contracts with these clients and are subject to variation based on, among other things, general economic conditions, client outsourcing trends and seasonal patterns in our clients' businesses.

Business Outlook

Convergys expects continuing revenue growth and profit improvement for the full year 2013 compared with 2012 adjusted results, including:

- Total revenue to exceed $2,045, increasing from prior year $2,005;
- Adjusted EBITDA to exceed $245, improving from prior year adjusted EBITDA of $240;
- Effective tax rate to approximate 22%;
- Diluted average shares outstanding to approximate 112, compared with prior year average of 117 shares;
- EPS to exceed $1.00, improving from prior year adjusted EPS of $0.91, and;
- Free cash flow to approximate adjusted net income.

The Company expects second-half 2013 results to exceed first-half 2013 results.

Not included in this outlook is the impact of any future strategic acquisitions or share repurchase activities. Also not included in this guidance are results classified within discontinued operations, including the impact of the sale of the Information Management business as well as other costs that may be incurred related to, or as a result of, the transaction. Costs that may be incurred as a result of the transaction include an expected 2013 pension settlement charge.

To provide a relevant comparison of 2013 guidance with 2012 underlying performance from continuing operations, the following table reconciles 2012 GAAP results to 2012 non-GAAP and adjusted EBITDA, excluding Information Management business sale impacts and certain other tax items.

CONVERGYS CORPORATION
Reconciliation of GAAP results from Continuing Operations to Non-GAAP metrics for Comparison to 2013 Guidance

(In Millions Except Per Share Amounts)

	2012				
	Q1	Q2	Q3	Q4	YTD
Net Income (Loss) from Continuing Operations under U.S GAAP	$21.4	$(53.7)	$30.3	$ 30.2	$ 28.2
Restructuring of $6.4, net of tax	—	5.1	—	—	5.1
Asset impairment of $88.6, net of tax	—	70.3	—	—	70.3
Pension and other post employment benefit plan curtailment benefit of $2.7 and settlement charge of $6.8, net of tax	—	(2.1)	—	4.2	2.1
Information Management costs not qualifying as Discontinued Operations of $6.0 and $2.8, net of tax	4.8	2.2	—	—	7.0
Orlando financing fees of $1.1, net of tax	—	0.7	—		0.7
Impact of normalization of effective tax rate for discrete and other items	—	—	—	(6.7)	(6.7)
Adjusted Net Income from Continuing Operations (a non-GAAP measure)	$26.2	$ 22.5	$30.3	$ 27.7	$106.7
Earnings (Loss) Per Share from Continuing Operations under U.S. GAAP	$0.18	$(0.47)	$0.26	$ 0.27	$ 0.24
Net impact of items above per adjusted diluted share	0.04	0.66	—	(0.02)	0.67
Adjusted Earnings Per Share from Continuing Operations (a non-GAAP measure)	$0.22	$ 0.19	$0.26	$ 0.25	$ 0.91
Net Income (Loss) from Continuing Operations under U.S. GAAP	$21.4	$(53.7)	$30.3	$ 30.2	$ 28.2
Depreciation and Amortization	22.2	22.3	21.1	23.1	88.7
Interest expense	3.6	4.4	2.8	2.8	13.6
Income tax expense (benefit)	5.4	(10.5)	6.8	(0.6)	1.1
EBITDA	$52.6	$(37.5)	$61.0	$ 55.5	$131.6
Restructuring	—	6.4	—	—	6.4
Asset impairment charges	—	88.6	—	—	88.6
Net pension and other post employment benefit plan charges	—	(2.7)	—	6.8	4.1
Information Management costs not qualifying as Discontinued Operations	6.0	2.8	—	—	8.8
Adjusted EBITDA	$58.6	$ 57.6	$61.0	$ 62.3	$239.5

Financial Condition, Liquidity and Capital Resources

Liquidity and Cash Flows

We use existing cash and the net cash generated from ongoing operations to fund those operations, invest in the business, make required debt payments and pay dividends at the discretion of the Board of Directors for the next twelve months. We also believe available borrowings under existing credit facilities will provide additional ability to invest in the business.

Cash flows from operating activities generally provide us with a significant source of funding for our investing and financing activities. Cash flows for 2012, 2011, and 2010 were as follows:

	2012	2011	2010
Net cash flows from operating activities			
Operating activities of continuing operations	**$ 103.9**	$ 161.4	$ 179.2
Operating activities of discontinued operations	**9.1**	35.2	15.0
	$ 113.0	$ 196.6	$ 194.2
Net cash flows provided by (used in) investing activities			
Investing activities of continuing operations	**$(162.7)**	$ 235.6	$ (63.0)
Investing activities of discontinued operations	**425.3**	(13.5)	63.7
	$ 262.6	$ 222.1	$ 0.7
Net cash flows used in financing activities			
Financing activities of continuing operations	**$(242.6)**	$(183.0)	$(336.9)
Financing activities of discontinued operations	**(0.1)**	—	(3.6)
	$(242.7)	$(183.0)	$(340.5)

Cash flows from operating activities totaled $113.0 in 2012, compared to $196.6 in 2011, and $194.2 in 2010. Cash flows provided by continuing operations for 2012 was $103.9 compared to $161.4 and $179.2 in 2011 and 2010, respectively. Excluding the impact of discontinued operations, the decrease in the current year was primarily

the result of approximately $35 of cash payments to reduce long-term liabilities, included within the change in other assets and liabilities in the Consolidated Statement of Cash Flows and cash payments for income taxes of approximately $40 related to the completion of the sale of the Information Management business and approximately $20 associated with prior year internal restructurings, included within the change in payables and other current liabilities in the Consolidated Statement of Cash Flows, partially offset by higher operating income from continuing operations excluding asset impairment charges as well as the timing of working capital requirements. The decrease from 2010 to 2011 was primarily the result of the receipt of tax refunds of approximately $48 in 2010, increased net implementation spending in 2011 and the timing of net working capital. Cash flows provided by discontinued operations for 2012 were $9.1 compared to $35.2 and $15.0 in 2011 and 2010, respectively.

Cash flows provided by investing activities were $262.6 during 2012, which included $425.3 provided by discontinued operations as a result of the sale of the Information Management business, partially offset by $98.4 of capital expenditures and $64.3 of purchases of short-term investments, net of maturity of short-term investments. Cash flows provided by investing activities were $222.1 in 2011, which included $13.5 used in discontinued operations, and cash proceeds of $320.0 from the sale of the Cellular Partnership interests, $3.1 from the sale of assets, and $10.0 from the sale of the Finance and Accounting outsourcing line of business, partially offset by $74.8 of capital expenditures and $22.7 of purchases of investment securities. Cash flow provided by investing activities was $0.7 in 2010, which included $63.7 from discontinued operations, mostly related to the sale of the HR Management line of business, and capital expenditures of $63.0.

Cash flows used in financing activities were $242.7 during 2012, $183.0 during 2011 and $340.5 in 2010. During 2012 we repurchased 12.0 shares of the Company's common stock for $180.8, repaid $66.5 on our outstanding borrowings, and paid $11.2 in cash dividends, partially offset by $10.9 we received from exercise of stock options and $5.0 from excess tax benefits from share-based compensation arrangements. The impact of shares repurchased on our cash flows used in financing activities does not include approximately 0.3 shares of the Company's common stock settled for $3.6 in cash subsequent to year end. During 2011, we repurchased 7.7 of our common shares for $96.8 and repaid $86.0 on our outstanding borrowings. During 2010, we repaid the entire $400.0 outstanding balance on our Five-Year Competitive Advance and Revolving Credit Facility and borrowed $85.0 on our accounts receivable securitization facility, net of repayments. We also repurchased our common shares for $24.9 during 2010.

As of December 31, 2012, our credit ratings and outlook are as follows:

	Long-Term Debt	Outlook
Moody's	Ba1	Stable
Standard and Poor's	BB+	Stable

Our credit ratings and outlook could impact our ability to raise capital in the future as well as increase borrowing costs.

We use free cash flow and adjusted free cash flow to assess the financial performance of the Company. We define free cash flow as cash flows from operating activities less capital expenditures (net of proceeds related to disposals). We further define adjusted free cash flow as free cash flow excluding the operating cash impact of the sale of the HR Management business and the CEO transition. A reconciliation of the GAAP measure, net cash provided by operating activities, to the non-GAAP measures free cash flow and adjusted free cash flow is as follows:

Computation of Free Cash Flows:	**2012**	2011	2010
Net cash flow from operations	**$ 113.0**	$196.6	$194.2
Capital expenditures, net of proceeds from disposal of assets	**(104.6)**	(88.3)	(66.3)
Free Cash Flows (a non-GAAP measure)	**$ 8.4**	$108.3	$127.9
Payments made to settle obligations of HR Management in connection with and upon substantial completion of the sale of the business	**—**	—	28.2
Payments made related to CEO transition	**—**	—	8.0
Adjusted free cash flow (a non-GAAP measure)	**$ 8.4**	$108.3	$164.1

Free cash flows, as defined above, were $8.4, $108.3, and $127.9 for 2012, 2011 and 2010, respectively. Free cash flow for 2010 includes cash payments of $28.2 made to settle obligations of the HR Management business in connection with and at the time of the substantial completion of the sale of that business and $8.0 of cash payments made related to the CEO transition. Excluding these payments, adjusted free cash flow for 2012, 2011 and 2010 was $8.4, $108.3 and $164.1, respectively. The decrease in adjusted free cash flow of $99.9 in the current year was due to lower cash generated from operating activities explained above and increased capital expenditures during 2012. The decrease from 2010 to 2011 was due to lower cash generated from activities during 2011 as a result of the timing of working capital requirements, including accounts receivable, as well as lower operating income, partially offset by the positive impact of the receipt of tax refunds of approximately $48 in 2010 and lower capital expenditures. Adjusted free cash flow for 2010 also includes $10.0 paid in connection with the refinancing of the Orlando synthetic lease.

We believe that free cash flow is useful to investors because it relates the operating cash flow of the Company to the capital that is spent to continue and improve business operations, such as investment in the Company's existing businesses. Further, free cash flow facilitates management's ability to strengthen the Company's balance sheet, to repay the Company's debt obligations and to repurchase the Company's common shares. Limitations associated with the use of free cash flow include that it does not represent the residual cash flow available for discretionary expenditures as it does not incorporate certain cash payments including payments made on capital lease obligations or cash payments for business acquisitions. Management compensates for these limitations by utilizing both the non-GAAP measures, free cash flow and adjusted free cash flow, and the GAAP measure, net cash flows from operating activities, in its evaluation of performance. There are no material purposes for which we use these non-GAAP measures beyond the purposes described above.

Capital Resources, Off-Balance Sheet Arrangements and Contractual Commitments

At December 31, 2012, total capitalization was $1,432.5, consisting of $60.6 of short-term and long-term debt and capital lease obligations and $1,371.9 of equity. At December 31, 2011, total capitalization was $1,538.6, consisting of $127.1 of short-term and long-term debt and capital lease obligations and $1,411.5 of equity. The total debt-to-capital ratio at December 31, 2012 was 4.2%, which compares to 8.3% at December 31, 2011. The decrease in this ratio is due to a lower level of borrowings in 2012 compared to 2011.

On March, 11, 2011, we entered into a $300 Four-Year Competitive Advance and Revolving Credit Facility Agreement (the New Credit Facility). This New Credit Facility replaces our $400 Five-Year Competitive Advance and Revolving Credit Facility Agreement (the Prior Credit Facility), dated as of October 20, 2006 and as amended subsequently, among Convergys and a group of financial institutions. In connection with our entry into the New Credit Facility, we terminated the Prior Credit Facility.

We have two borrowing options available under the New Credit Facility: (i) a competitive advance option which is provided on an uncommitted competitive advance basis through an auction mechanism and (ii) a revolving credit option which is provided on a committed basis. Under each option, amounts borrowed and repaid may be re-borrowed subject to availability. Borrowings under the New Credit Facility bear interest at the rates described in the New Credit Facility. The New Credit Facility includes certain restrictive covenants including maintenance of interest coverage and debt-to-EBITDA ratios (as defined in the New Credit Facility). The Company's interest coverage ratio, defined as the ratio of EBITDA to consolidated interest expense, cannot be less than 4.00 to 1.00 as determined on a rolling four quarter basis. Our debt-to-EBITDA ratio cannot be greater than 3.00 to 1.00 until December 31, 2012 and 2.75 to 1.00 after December 31, 2012. The New Credit Facility also contains customary representations and warranties. In the event of a default, the lenders may terminate the commitments and declare the amounts outstanding, and all accrued interest, immediately due and payable. The maturity date of the New Credit Facility is March 11, 2015 except that, upon the satisfaction of certain conditions, we may extend the maturity date by one year twice during the term. We will pay an annual facility fee regardless of utilization. At December 31, 2012 the facility was undrawn. We were in compliance with all covenants at December 31, 2012.

In 2009, we issued a total of $125.0 aggregate principal amount of new 5.75% Junior Subordinated Convertible Debentures due September 2029 (2029 Convertible Debentures) in exchange for $122.5 of our 4.875% Unsecured Senior Notes due December 15, 2009. The entire balance of the 2029 Convertible Debentures was outstanding as of December 31, 2012 and December 31, 2011.

During June 2011, the Company extended the terms of an asset securitization facility collateralized by accounts receivable of certain of the Company's subsidiaries, resulting in a purchase limit of $150.0 expiring in June 2014. The asset securitization program is conducted through Convergys Funding Inc., a wholly-owned bankruptcy-remote subsidiary. The asset securitization facility does not qualify for sale treatment under the authoritative guidance for the accounting for transfers and servicing of financial assets and extinguishments of liabilities. Accordingly, the accounts receivable and related debt obligation will remain on the Company's Consolidated Balance Sheets. At December 31, 2012 and December 31, 2011, the facility was undrawn.

We leased an office complex in Orlando, Florida, under a five-year capital lease that began on June 30, 2010. During 2012, we exercised our option to purchase this leased office facility by discharging the related lease financing obligation in the principal amount of $55.0. Total capital lease obligations subsequent to the purchase were $2.2 at December 31, 2012 compared to $58.7 at December 31, 2011.

During 2012, we repurchased 12.3 of our common shares for $184.4 pursuant to outstanding authorizations. Based upon timing of transactions, $3.6 of the shares repurchased had not settled at December 31, 2012. These shares are excluded from outstanding shares at the end of the year and were settled in cash during the first quarter of 2013. The timing and terms of any future transactions depend on a number of considerations including future earnings, cash flow, financial condition, financial covenants and other relevant factors. In February 2013, our Board of Directors approved an increase in remaining authorized share repurchases to $250.0 in the aggregate. The Company also repurchased 0.8 shares at an average

price of $16.51 for aggregate proceeds of $14.0 subsequent to December 31, 2012 through February 21, 2013.

The following summarizes our contractual obligations at December 31, 2012, and the effect such obligations are expected to have on liquidity and cash flows in future periods:

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	After 3 Years
Debt and capital lease obligations (1)	$127.2	$ 0.7	$ 1.5	$125.0
Debt interest (2)	120.8	7.2	21.6	92.0
Operating leases (3)	261.3	66.2	133.7	61.4
Pension contributions (4)	54.2	0.2	30.0	24.0
Unrecognized tax benefits (5)	—	—	—	—
Total	$563.5	$74.3	$186.8	$302.4

(1) See Note 7 of the Notes to Consolidated Financial Statements for further information.
(2) This includes interest expense on fixed rate debt and capital lease obligations. This includes only the cash payable compound of interest expense in our 2029 Convertible Debentures.
(3) See Note 11 of the Notes to Consolidated Financial Statements for further information.
(4) The Company met ERISA funding requirements for 2013 with a $20.0 contribution to the cash balance pension plan in December 2012. Estimates for 2014 and beyond assume a 7.5% return on assets and Moving Ahead for Progress in the 21st Century Act (MAP-21) interest rates. Actual cash payments may vary based upon actual performance.
(5) Unrecognized tax benefits of $54.0 are excluded from this table as the uncertainty related to the amount and period of any cash settlement prevents the Company from making a reasonably reliable estimate.

At December 31, 2012, we had outstanding letters of credit of approximately $27.9, bond obligations of approximately $1.5 related to performance and payment guarantees, and $30.0 related to performance and payment guarantees for our former HR Management line of business. Upon completion of the sale of the HR Management business, we continue to be responsible for these bond obligations. Although NorthgateArinso is obligated to indemnify the Company for any and all losses, costs, liabilities and expenses incurred related to these performance bonds, the Company maintains a liability of approximately $1.0. We believe that any guarantee obligation that may arise related to performance and payment guarantees of continuing operations will not be material.

We also have purchase commitments with telecommunications providers of approximately $17.3 for 2013.

On May 8, 2012, we announced that our Board of Directors declared an initial quarterly cash dividend of $0.05 per share. The initial quarterly cash dividend was paid on July 6, 2012 to all shareholders of record as of June 22, 2012. On July 26, 2012, we announced that our Board of Directors declared a quarterly cash dividend of $0.05 per share, which was paid on October 5, 2012 to all shareholders of record as of September 21, 2012. On October 23, 2012, we announced that our Board of Directors declared a quarterly cash dividend of $0.05 per share, which was paid on January 4, 2013 to all shareholders of record as of December 21, 2012. On February 7, 2013, the Company announced that the Board of Directors raised the quarterly dividend 20 percent to $0.06 per share. The dividend payment of $0.06 is scheduled to be made on April 5, 2013 to shareholders of record at the close of business on March 22, 2013. The Board expects that future cash dividends will be paid on a quarterly basis. However, any decision to pay future cash dividends will be subject to Board approval, and will depend on our future earnings, cash flow, financial condition, financial covenants and other relevant factors. We intend to continue to use cash dividends as a means of returning capital to our shareholders, subject to our ongoing review and determinations that cash dividends are in the best interests of our shareholders.

Market Risk

We are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices. Our risk management strategy includes the use of derivative instruments to reduce the effects on our operating results and cash flows from fluctuations caused by volatility in currency exchange and interest rates. In using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, we expose ourselves to

counterparty credit risk. We manage exposure to counterparty credit risk by entering into derivative financial instruments with investment grade-rated institutions that can be expected to perform fully under the terms of the agreements and by diversifying the number of financial institutions with which we enter into such agreements.

Interest Rate Risk

At December 31, 2012, all of our debt instruments were fixed rate borrowings with an outstanding amount of $60.6. We had no variable rate borrowings at December 31, 2012.

Foreign Currency Exchange Rate Risk

We serve many of our U.S.-based clients using contact center capacity in the Philippines, India, and Colombia. Although the contracts with these clients are typically priced in U.S. dollars, a substantial portion of the costs incurred to render services under these contracts are denominated in Philippine pesos (PHP), Indian rupees (INR), or Colombian pesos (COP), which represents a foreign exchange exposure. Beginning in 2011, we entered into a contract with a client priced in Australian dollars (AUD). As of December 31, 2012, we have hedged a portion of our exposure related to the anticipated cash flow requirements denominated in these foreign currencies by entering into forward contracts with several financial institutions to acquire a total of PHP 15,360.0 at a fixed price of $349.6 at various dates through December 2015, INR 9,792.5 at a fixed price of $176.6 at various dates through December 2015, and COP 35,700.0 at a fixed price of $18.4 at various dates through December 2014, and to sell a total of AUD 44.7 at a fixed price of $45.7 at various dates through December 2013. The fair value of these derivative instruments as of December 31, 2012 is presented in Note 13 of the Notes to Consolidated Financial Statements. The potential loss in fair value at December 31, 2012 for such contracts resulting from a hypothetical 10% adverse change in currency exchange rates between the U.S. dollar and the currencies above is approximately $49.9. This loss would be substantially mitigated by corresponding gains on the underlying exposures.

Other foreign currency exposures arise from transactions denominated in a currency other than the functional currency. We periodically enter into forward exchange contracts that are not designated as hedges. The purpose of these derivative instruments is to protect the Company against foreign currency exposure pertaining to receivables, payables and intercompany transactions that are denominated in currencies different from the functional currencies of the Company or the respective subsidiaries. As of December 31, 2012, the fair value of these derivatives was immaterial to the Consolidated Financial Statements.

Critical Accounting Policies and Estimates

We prepare our Financial Statements in conformity with accounting principles generally accepted in the United States. Our significant accounting policies are disclosed in Note 2 of Notes to Consolidated Financial Statements. The preparation of Financial Statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect reported amounts and related disclosures. On an ongoing basis, we evaluate our estimates and judgments in these areas based on historical experience and other relevant factors. Our estimates as of the date of the Financial Statements reflect our best judgment giving consideration to all currently available facts and circumstances. As such, these estimates may require adjustment in the future, as additional facts become known or as circumstances change.

We have identified below the accounting policies and estimates that we believe are most critical in compiling our statements of financial condition and operating results. We have reviewed these critical accounting policies and estimates and related disclosures with the Audit Committee of our Board of Directors.

Goodwill

The Company has recorded on its Consolidated Balance Sheets Goodwill of $577.7 and $621.5 at December 31, 2012 and December 31, 2011, respectively. The December 31, 2012 balance reflects a $46.0 goodwill

impairment charge recognized in the second quarter of 2012 related to the Customer Interaction Technology (CIT) reporting unit. Completion of the sale of the Information Management business qualified as a triggering event for an interim assessment of goodwill impairment for the Company's Information Management and CIT reporting units at June 30, 2012. Based upon the purchase price for the Information Management business, the triggering event did not indicate an impairment of the Information Management reporting unit. The sale of the Information Management business impacted the sale of certain products developed by the CIT reporting unit and co-marketed by CIT and the Information Management business. Due in part to this transition, the fair value of the CIT reporting unit was determined to be less than its carrying value.

Goodwill is allocated to the reporting units at the date the goodwill is initially recorded. Once goodwill has been allocated to the reporting units, it generally no longer retains its identification with a particular acquisition, but instead becomes identified with a reporting unit as a whole. As a result, all of the fair value of each reporting unit is available to support the value of goodwill allocated to the unit. As of December 31, 2012, the Company operated in one core business segment as discussed in Note 16 of Notes to Consolidated Financial Statements.

Goodwill impairment testing is performed at the reporting unit level, one level below the business segment. As disclosed in Note 6 of Notes to Consolidated Financial Statements, we test goodwill for impairment annually as of October 1 and at other times if events have occurred or circumstances exist that indicate the carrying value of goodwill may no longer be recoverable, such as a significant adverse change in the business climate, a decision to sell or dispose of all or a significant portion of a reporting unit or a significant decline in the Company's stock price.

For 2012, the Company tested goodwill for the following reporting units: Customer Management – Live Agents and Customer Management – CIT (CIT). As a result of the impairment of CIT goodwill in the second quarter, only the Customer Management – Live Agents reporting unit has goodwill at October 1, 2012 and December 31, 2012.

As a result of the adoption of Accounting Standards Update ("ASU") No. 2011-08 "Testing goodwill for impairment," effective January 1, 2012, we first assess a range of qualitative factors including, but not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for our products and services, regulatory and political developments, entity specific factors such as strategies and financial performance, when evaluating potential impairment for goodwill. If, after completing such assessment, it is determined more likely than not that the fair value of a reporting unit is less than its carrying value, we proceed to a two-step impairment test.

The first step compares the fair value of a reporting unit with its carrying amount, including the goodwill allocated to each reporting unit (Step 1). If the fair value of the reporting unit is in excess of the carrying value, the related goodwill is considered not to be impaired and no further analysis is necessary. If the carrying amount of the reporting unit exceeds the fair value, there is an indication of potential impairment and a second step of testing is performed to measure the amount of the impairment, if any, for that reporting unit.

When required, the second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit determined in step one over the fair value of the net assets and identifiable intangibles as if the reporting unit were being acquired. Any excess of the carrying value of the reporting unit goodwill over the implied fair value of the reporting unit goodwill will be recorded as an impairment loss. An impairment charge recognized cannot exceed the amount of goodwill allocated to a reporting unit and cannot be reversed subsequently even if the fair value of the reporting unit recovers.

Fair value of the reporting unit is determined using a combination of the market approach and the income approach. Under the market approach, fair value is based on actual stock prices or transaction prices of comparable companies. The market approach requires significant judgment regarding the selection of comparable companies. Under the income approach, fair value is dependent on the present value of net cash flows to be derived from the ownership. The income approach requires significant judgment including estimates about future cash flows and discount rates. The forecasted cash flows are based upon the Company's long-term strategic business plan, and a terminal value is used to estimate the operating segment's cash flows beyond this plan. The discount rate represents the weighted-average cost of capital, which is an estimate of the overall after-tax rate of return required by equity and debt market participants of a business enterprise. Both the market and income approaches require the use of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the timing of expected future cash flows. Discount rate assumptions are based upon an assessment of the risk inherent in the future cash flows.

Based on the interim 2012 results of Step 1 for the CIT reporting unit, there was an indication of impairment as the carrying value exceeded the fair value of the reporting unit. Accordingly, the second step of testing was performed for CIT. Conclusion of step two of the impairment analysis resulted in the impairment of the entire $46.0 goodwill balance of this reporting unit. The Company recorded a $46.0 goodwill impairment charge ($44.4 net of tax) in the second quarter of 2012, included in the asset impairment caption in the accompanying Consolidated Statements of Income.

The most recent annual impairment test performed as of October 1, 2012, indicated that the fair value of the Customer Management – Live Agents reporting unit was substantially in excess of its carrying values. Despite that excess, however, impairment charges could still be required if a divestiture decision were made or other significant economic event occurred with respect to the reporting units. Subsequent to our October 1, 2012 annual impairment test, no indications of an impairment were identified.

Other Intangible Assets

At December 31, 2012, we had a carrying value of $33.7 of other intangible assets, net of amortization, consisting of $14.8 in software, which is classified in property, plant and equipment on the Consolidated Balance Sheets, and $18.9 in customer relationships. As amortizable intangible assets, the Company evaluates the intangible assets for recoverability on an annual basis or if events or circumstances indicate a possible inability to recover their carrying amounts, by comparing estimates of undiscounted future cash flows to the carrying values of the related assets. Based on the results of testing, no impairment charges were recognized in 2012. The goodwill impairment charge recorded in the second quarter of 2012 was an impairment indicator; however, testing at the interim date and at December 31, 2012 resulted in no impairment to the other intangible assets in 2012.

Property, Plant and Equipment

The cost of property, plant and equipment is depreciated by the straight-line method over the estimated useful lives of the assets. The Company reviews property, plant and equipment asset groups for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company monitors these changes and events on at least a quarterly basis. Examples of events or changes in circumstances could include, but are not limited to, a prolonged economic downturn, current period operating or cash flow losses combined with a history of losses or a forecast of continuing losses associated with the use of an asset group, or a current expectation that an asset group will be sold or disposed of before the end of its previously estimated useful life. Recoverability is based upon projections of anticipated future undiscounted cash flows associated with the use and eventual disposal of the property, plant and equipment asset groups, as well as

specific appraisals in certain instances. Reviews occur at the lowest level for which identifiable cash flows are largely independent of cash flows associated with other property, plant and equipment asset groups. If the future undiscounted cash flows result in a value that is less than the carrying value, then the long-lived asset is considered impaired and a loss is recognized based on the amount by which the carrying amount exceeds the estimated fair value. Various factors that the Company uses in determining the impact of these assessments include the expected useful lives of long-lived assets and our ability to realize any undiscounted cash flows in excess of the carrying amounts of such asset groups, and are affected primarily by changes in the expected use of the assets, changes in technology or development of alternative assets, changes in economic conditions, changes in operating performance and changes in expected future cash flows. Because judgment is involved in determining the fair value of property, plant and equipment asset groups, there is risk that the carrying value of these assets may require adjustment in future periods.

During the second quarter of 2012, we committed to a plan to sell our Corporate office facilities in Cincinnati, Ohio. Accordingly, the property met the criteria to be classified as "Held-for-Sale" and was required to be measured at the lower of its carrying value or fair value less costs to sell. We determined the fair value was less than its carrying amount; therefore we recognized an impairment loss of $42.6 ($27.0 after tax) included in the asset impairment caption in the accompanying Consolidated Statements of Income. Fair value was determined based on the income approach.

Income Taxes

The provision for income taxes includes income taxes paid, currently payable or receivable, and those deferred. Under U.S. GAAP, the Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be settled or realized.

The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical pre-tax and taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and the Company's tax methods of accounting.

The Company also reviews its tax activities and evaluates uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining whether the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit, which is the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company's policy is to recognize interest and penalties accrued on unrecognized tax benefits as part of income tax expense. Significant judgment is required in determining our liability for uncertain tax positions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be significantly different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously

recorded tax liabilities. We believe that we make a reasonable effort to ensure accuracy in our judgments and estimates.

Restructuring Charges

We recognize liabilities for a cost associated with an exit or disposal activity measured initially at fair value only when the liability is incurred. During the last three years, we recorded restructuring charges related to reductions in headcount and facility closures. As of December 31, 2012, we had a restructuring accrual of $5.5, $0.3 of which relates to facility closure costs that will be paid over several years until the leases expire. The accrual is equal to the future costs associated with the abandoned facilities, net of the proceeds from any probable future sublease agreements. We have used estimates, based on consultation with real estate advisors, to estimate the proceeds from any future sublease agreements. We will continue to evaluate our estimates in recording the facilities abandonment charge. As a result, there may be additional charges or reversals in the future.

Other

We have made certain other estimates that, while not involving the same degree of judgment, are important to understanding our financial statements. These estimates are in the areas of measuring our obligations related to our defined benefit plans and self-insurance accruals.

New Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board (FASB), issued Accounting Standards Update (ASU) 2012-02 , "Intangibles – Goodwill and Other: Testing indefinite-lived intangible assets for impairment" (ASU 2012-02). The revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The approach is similar to the guidance in ASU 2011-08 finalized last year for goodwill impairment testing. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal year beginning after September 15, 2012 and early adoption is permitted. The Company adopted ASU 2012-02 effective January 1, 2013 and does not expect this pronouncement to have a material effect on the consolidated financial statements.

In September 2011, the FASB, issued ASU No. 2011-08, "Intangibles – Goodwill and Other: Testing goodwill for impairment" (ASU 2011-08). This ASU simplifies the goodwill impairment assessment by permitting a company to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If the conclusion is that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the company would be required to conduct the current two-step goodwill impairment test. Otherwise, it would not need to apply the two-step test. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. The Company adopted ASU 2011-08 for its goodwill impairment test as of January 1, 2012. Its adoption did not have a material effect on the consolidated financial statements.

In May 2011, the FASB issued 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" (ASU 2011-04). The adoption of ASU 2011-04 conforms the meaning of fair value between U.S. GAPP and IFRS and improves consistency of disclosures relating to fair value. This ASU requires a reporting entity to provide quantitative information about the significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. The amendments in this update are effective for annual periods beginning after December 31, 2011. The Company adopted ASU 2011-04 effective for the year ended December 31, 2012. The adoption did not have a material effect on the consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The information required by Item 7A is included in Item 7 of this Form 10-K.

Item 8. Financial Statements and Supplementary Data

Beginning on page 40 are the Consolidated Financial Statements with applicable notes and the related Report of Independent Registered Public Accounting Firm, the supplementary financial information specified by Item 302 of Regulation S-K and Financial Statement Schedule II – Valuation and Qualifying Accruals.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Convergys Corporation

We have audited the accompanying consolidated balance sheets of Convergys Corporation as of December 31, 2012 and 2011, and the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Table of Contents at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Convergys Corporation at December 31, 2012 and 2011, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Convergys Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cincinnati, Ohio
February 21, 2013

Consolidated Statements of Income (Loss)

(Amounts In Millions Except Per Share Amounts)	Year Ended December 31, 2012	2011	2010
Revenues	**$2,005.0**	$1,933.2	$1,863.3
Operating Costs and Expenses:			
Cost of providing services and products sold[1]	**1,289.5**	1,240.4	1,157.8
Selling, general and administrative expenses	**477.2**	483.8	536.3
Research and development costs	**10.8**	14.0	18.0
Depreciation	**82.4**	76.3	87.6
Amortization	**6.3**	7.4	7.7
Restructuring charges	**11.6**	1.2	28.7
Asset impairment	**88.6**	—	181.1
Total costs and expenses	**1,966.4**	1,823.1	2,017.2
Operating Income (Loss)	**38.6**	110.1	(153.9)
Earnings and gain from Cellular Partnerships, net	**—**	285.2	47.2
Other income (expense), net	**4.3**	9.8	8.9
Interest expense	**(13.6)**	(16.1)	(19.5)
Income (loss) before income taxes	**29.3**	389.0	(117.3)
Income tax expense	**1.1**	106.5	(7.5)
Income (loss) from continuing operations	**28.2**	282.5	(109.8)
Income from discontinued operations, net of tax	**72.4**	52.3	56.6
Net Income (Loss)	**$ 100.6**	$ 334.8	$ (53.2)
Basic Earnings (Loss) per share:			
Continuing Operations	**$ 0.25**	$ 2.35	$ (0.89)
Discontinued Operations	**0.65**	0.44	0.46
Net basic earnings (loss) per share	**$ 0.90**	$ 2.79	$ (0.43)
Diluted Earnings (Loss) per share:			
Continuing Operations	**$ 0.24**	$ 2.30	$ (0.89)
Discontinued Operations	**0.62**	0.42	0.46
Net diluted earnings (loss) per share	**$ 0.86**	$ 2.72	$ (0.43)
Weighted average common shares outstanding:			
Basic	**112.2**	120.2	123.1
Diluted	**117.1**	122.9	123.1
Cash dividends declared per share	**$ 0.15**	$ —	$ —

(1) Exclusive of depreciation and amortization, with the exception of amortization of deferred charges.
The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

(In millions)	2012	2011	2010
	Year Ended December 31,		
Net Income (Loss)	**$100.6**	$334.8	$(53.2)
Other Comprehensive Income (Loss), net of tax:			
Foreign currency translation adjustments	**22.3**	(3.9)	11.7
Change related to pension liability (net of tax (expense) benefit of ($0.6), $6.7 and $2.9)	**1.0**	(7.3)	(3.5)
Unrealized gain (loss) on hedging activities (net of reclassification adjustments and net of tax (expense) benefit of ($8.1), $13.0 and ($20.0))	**12.9**	(20.2)	33.5
Total other comprehensive income (loss)	**36.2**	(31.4)	41.7
Total Comprehensive Income (Loss)	**$136.8**	$303.4	$(11.5)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheets

(Amounts In Millions)	At December 31, 2012	2011
Assets		
Current Assets		
Cash and cash equivalents	**$ 554.7**	$ 421.8
Short term investments	**83.8**	22.7
Receivables, net of allowances of $5.9 and $9.3	**319.8**	305.9
Deferred income tax assets	**8.9**	44.8
Prepaid expenses	**33.2**	28.1
Other current assets	**65.6**	40.5
Current assets held-for-sale	**34.6**	87.3
Total current assets	**1,100.6**	951.1
Property and equipment, net	**279.2**	343.9
Goodwill	**577.7**	621.5
Other intangibles, net	**18.9**	25.3
Deferred income tax assets	**19.2**	26.1
Other assets	**42.3**	43.2
Other assets held-for-sale	**—**	319.7
Total Assets	**$ 2,037.9**	$ 2,330.8
Liabilities and Shareholders' Equity		
Current Liabilities		
Debt and capital lease obligations maturing within one year	**$ 0.7**	$ 6.2
Payables and other current liabilities	**285.8**	297.7
Current liabilities held-for-sale	**—**	68.3
Total current liabilities	**286.5**	372.2
Long-term debt and capital lease obligations	**59.9**	120.9
Deferred income tax liabilities	**136.5**	101.0
Accrued pension liabilities	**109.2**	136.0
Other long-term liabilities	**73.9**	137.5
Long term liabilities held-for-sale	**—**	51.7
Total liabilities	**666.0**	919.3
Shareholders' Equity		
Preferred shares—without par value, 5.0 authorized; none outstanding	**—**	—
Common shares—without par value, 500.0 authorized; 187.5 and 185.0 issued, 105.9 and 115.4 outstanding, as of December 31, 2012 and December 31, 2011, respectively	**1,133.0**	1,111.8
Treasury stock—81.6 shares in 2012 and 69.6 in 2011	**(1,329.2)**	(1,149.1)
Retained earnings	**1,578.6**	1,495.5
Accumulated other comprehensive loss	**(10.5)**	(46.7)
Total shareholders' equity	**1,371.9**	1,411.5
Total Liabilities and Shareholders' Equity	**$ 2,037.9**	$ 2,330.8

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
(Amounts in Millions)	**2012**	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$ 100.6**	$ 334.8	$ (53.2)
Income from discontinued operations	**72.4**	52.3	56.6
Income (loss) from continuing operations	**28.2**	282.5	(109.8)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**88.7**	83.7	95.3
Gain on sale of interests in the Cellular Partnerships	**—**	(265.0)	—
Gain on sale of business	**—**	(7.0)	—
Asset impairment	**88.6**	—	181.1
Deferred income tax (benefit) expense	**(4.2)**	15.5	0.1
Earnings from Cellular Partnerships, net	**—**	(20.2)	(47.2)
Distributions from Cellular Partnerships	**—**	30.7	35.7
Stock compensation expense	**20.2**	14.8	12.1
Changes in assets and liabilities:			
Change in receivables	**(14.1)**	(27.1)	5.0
Change in other current assets	**(23.4)**	5.2	49.2
Change in deferred charges, net	**1.4**	(6.1)	—
Change in other assets and liabilities	**(28.2)**	51.9	(21.6)
Change in payables and other current liabilities	**(56.5)**	6.5	(15.5)
Other, net	**3.2**	(4.0)	(5.2)
Net cash provided by operating activities of continuing operations	**103.9**	161.4	179.2
Net cash provided by operating activities of discontinued operations	**9.1**	35.2	15.0
Net cash provided by operating activities	**113.0**	196.6	194.2
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	**(98.4)**	(74.8)	(63.0)
Proceeds from sale of interests in the Cellular Partnerships	**—**	320.0	—
Proceeds from disposition of assets	**—**	3.1	—
Proceeds from disposition of business	**—**	10.0	—
Purchase of investment securities	**—**	(22.7)	—
Purchase of short-term investments	**(83.3)**	—	—
Proceeds from maturity of short-term investments	**19.0**	—	—
Net cash (used in) provided by investing activities of continuing operations	**(162.7)**	235.6	(63.0)
Net cash provided by (used in) investing activities of discontinued operations	**425.3**	(13.5)	63.7
Net cash provided by investing activities	**262.6**	222.1	0.7
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayments of credit facilities and other debt, net	**(66.5)**	(86.0)	(312.0)
Repurchase of common shares	**(180.8)**	(96.8)	(24.9)
Proceeds from exercise of stock options	**10.9**	3.0	—
Payments of dividends	**(11.2)**	—	—
Excess tax benefit from share-based payment arrangements	**5.0**	—	—
Other, net	**—**	(3.2)	—
Net cash used in financing activities of continuing operations	**(242.6)**	(183.0)	(336.9)
Net cash used in financing activities of discontinued operations	**(0.1)**	—	(3.6)
Net cash used in financing activities	**(242.7)**	(183.0)	(340.5)
Net increase (decrease) in cash and cash equivalents	**132.9**	235.7	(145.6)
Cash and cash equivalents at beginning of period	**421.8**	186.1	331.7
Cash and cash equivalents at end of period	**$ 554.7**	$ 421.8	$ 186.1
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest	**$ 13.7**	$ 16.7	$ 18.2
Income taxes paid, net of refunds	**$ (68.2)**	$ (20.6)	$ (16.9)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(Amounts in Millions)	Number of Common Shares	Common Shares	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2009	183.3	$ 1,084.1	$ (1,042.0)	$ 1,221.3	$ (57.0)	$ 1,206.4
Issuance of common shares	0.9					—
Treasury shares issued for share-based plans, net			6.7	(3.0)		3.7
Tax related to share-based arrangements, net of excess tax benefits		(4.9)				(4.9)
Repurchase of common shares			(24.9)			(24.9)
Net loss				(53.2)		(53.2)
Other comprehensive income					41.7	41.7
Amortization of stock-based compensation		15.3				15.3
Balance at December 31, 2010	184.2	1,094.5	(1,060.2)	1,165.1	(15.3)	1,184.1
Issuance of common shares	0.8					—
Treasury shares issued for share-based plans, net			7.9	(4.4)		3.5
Tax related to share-based arrangements, net of excess tax benefits		(1.9)				(1.9)
Proceeds from exercise of stock options		3.0				3.0
Repurchase of common shares			(96.8)			(96.8)
Net income				334.8		334.8
Other comprehensive loss					(31.4)	(31.4)
Amortization of stock-based compensation		16.2				16.2
Balance at December 31, 2011	**185.0**	**1,111.8**	**(1,149.1)**	**1,495.5**	**(46.7)**	**1,411.5**
Issuance of common shares	**2.5**					
Treasury shares issued for share-based plans, net			**4.3**	**(1.0)**		**3.3**
Tax related to share-based arrangements, net of excess tax benefits		**(14.6)**				**(14.6)**
Proceeds from exercise of stock options		**10.9**				**10.9**
Repurchase of common shares			**(184.4)**			**(184.4)**
Net income				**100.6**		**100.6**
Other comprehensive income					**36.2**	**36.2**
Cash dividends declared				**(16.5)**		**(16.5)**
Amortization of stock-based compensation		**24.9**				**24.9**
Balance at December 31, 2012	**187.5**	**$1,133.0**	**$(1,329.2)**	**$1,578.6**	**$(10.5)**	**$1,371.9**

The accompanying notes are an integral part of the Consolidated Financial Statements.

1. Background and Basis of Presentation

Convergys Corporation (the Company or Convergys) is a global leader in customer management, focused on bringing value to its clients through every customer interaction.

In 2010, we completed the sale of Human Resources Management (HR Management) line of business to NorthgateArinso for $78.0 in cash as well as a zero coupon note in the principal amount of $15.0. As a result of the sale of the HR Management line of business, the operating results related to HR Management have been reflected as discontinued operations. The total gain on the sale of HR Management amounted to $35.2 pretax and $5.6 net of taxes at December 31, 2010. Subsequently, in 2011, a $6.5 reduction to the tax on the gain on this transaction was recorded and has been reflected as discontinued operations.

Prior to May 2012, the Company had two reportable segments, Customer Management and Information Management. In March 2012, Convergys signed a definitive agreement to sell the Information Management line of business to NetCracker Technology Corporation (NetCracker), a wholly owned subsidiary of NEC Corporation (NEC) for $449.0 in cash. The sale closed in May 2012, for which the Company received $462.6 in cash, including working capital adjustments. As a result of the sale of the Information Management business, the operating results and related assets and liabilities of Information Management have been reflected as discontinued operations for all periods presented. The total gain on the sale of the Information Management business amounted to $99.8 pretax, and $16.2 net of taxes at December 31, 2012.

As a result of the change in classification of the Information Management business to discontinued operations, the change in our Chief Executive Officer in the fourth quarter, and in order to reflect the internal financial reporting structure and operating focus of our new management team and chief operating decision maker, we will report operating results and assets and liabilities as a single segment on a consolidated basis. Segment information for previous periods has been reclassified to conform to the current reporting structure.

2. Accounting Policies

Consolidation — The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and U.S. Securities and Exchange Commission regulations. The Consolidated Financial Statements include the accounts of the Company's majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

Reclassification — Certain balances in prior years have been reclassified to conform to current year presentation.

Use of Estimates — The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported. These estimates include project completion dates, time and cost required to complete projects for purposes of revenue recognition and future revenue, expense and cash flow estimates for purposes of impairment analysis and loss contract evaluation. Actual results could differ from those estimates. The Company's results are affected by economic, political, legislative, regulatory and legal actions. Economic conditions, such as recessionary trends, inflation, interest and monetary exchange rates, and government fiscal policies, can have a significant effect on operations. While the Company maintains reserves for anticipated liabilities and carries various levels of insurance, the Company could be affected by civil, criminal, regulatory or administrative actions, claims or proceedings.

Foreign Currency — Assets and liabilities of foreign operations are translated to U.S. dollars at year-end exchange rates. Revenues and expenses are translated at average exchange rates for the year. Translation adjustments are accumulated and reflected as adjustments to

comprehensive income (loss), a component of Shareholders' Equity, and included in net earnings only upon sale or liquidation of the underlying foreign subsidiary. Gains or losses resulting from foreign exchange transactions related to balance sheet positions are recorded in the Consolidated Statements of Income within other income (expense), net.

Revenue Recognition — Revenues mostly consist of fees generated from outsourced services provided to the Company's clients. Approximately 90% of the Company's revenues are derived from agent-related services. The Company typically recognizes these revenues as services are performed based on staffing hours or the number of contacts handled by service agents using contractual rates. The remaining revenues are derived from the sale of premise-based and hosted automated self-care and technology solutions and provision of professional services. Revenues from the sale of these solutions and provision of services are typically recognized as services are provided over the duration of the contract using contractual rates.

Revenues are recognized only when the services are performed, there is evidence of an arrangement, the Company determines that the fee is fixed and determinable and collection of the fee included in the arrangement is considered probable. When determining whether the fee is considered fixed and determinable and collection is probable, the Company considers a number of factors including the creditworthiness of the client and the contractual payment terms. If a client is not considered creditworthy, all revenue under arrangements with that client is recognized upon receipt of cash. If payment terms extend beyond what is considered customary or standard in the related industry and geographic location, the related fees are considered extended and deferred until they become due and payable.

The Company considers the criteria established primarily by Accounting Standards Codification (ASC) Topic 605-45, "Principal Agent Considerations," (ASC 605-45) in determining whether revenue should be recognized on a gross versus a net basis. Factors considered in determining if gross or net basis recognition is appropriate include whether the Company is primarily responsible to the client for the services, has discretion on vendor selection, or bears credit risk. The Company provides certain services to clients using third party vendors. Typically, the costs incurred with third party vendors related to these services are passed through to the clients. In consideration of the above mentioned criteria, total payments the Company receives from clients related to these services are recorded as revenue and payments the Company makes to third party vendors are recorded as cost of providing services and products sold.

The Company sometimes earns supplemental revenues depending on the satisfaction of certain service levels or achievement of certain performance measurement targets. The supplemental revenues are recognized only after required measurement targets are met.

The Company recognizes revenues from transition services provided to the buyer of the Information Management business as such services are performed.

Stock Compensation — The Company accounts for stock-based payment transactions in which the Company receives employee services in exchange for equity instruments of the Company. Stock-based compensation cost for restricted stock awards and restricted stock units and performance restricted stock units is measured based on the closing fair market value of the Company's common stock on the date of grant. Stock-based compensation cost for stock options is estimated at the grant date based on each option's fair-value as calculated by the Black-Scholes option-pricing model. Stock-based compensation cost for restricted stock units with a market condition is estimated using a Monte Carlo simulation model. The Company recognizes stock-based compensation cost as expense for awards other than its performance-based restricted stock units ratably on a straight-line basis over the requisite service period. The Company recognizes stock-based compensation cost associated with its performance based restricted stock units over the requisite service period if it

is probable that the performance conditions will be satisfied. Compensation costs for awards with a market condition are recognized regardless of whether the market condition is achieved. The Company will recognize a benefit from stock-based compensation in equity if an incremental tax benefit is realized by following the ordering provisions of the tax law. Tax benefits related to stock compensation expense are reported as financing cash flow and tax expenses are reported as operating cash flow. Further, the Company applies an estimated forfeiture rate to unvested awards when computing the stock compensation-related expenses.

Income Taxes — The provision for income taxes includes taxes paid, currently payable or receivable, and those deferred. Under U.S. GAAP, the Company recognizes deferred tax assets and liabilities based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be settled or realized.

The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical pre-tax and taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and the Company's tax methods of accounting.

The Company also reviews its tax activities and evaluates uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit, which is the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company's policy is to recognize interest and penalties accrued on unrecognized tax benefits as part of income tax expense.

Other Comprehensive Income (Loss) — Components of other comprehensive income (loss) include currency translation adjustments, changes related to pension liabilities, net of tax, and unrealized gains (losses) on hedging activities, net of tax. Foreign currency translation adjustments generally are not adjusted for income taxes as they relate to indefinite investments in non-U.S. operations. Accumulated other comprehensive income (loss) also includes, net of tax, actuarial gains or losses, prior service costs or credits and transition assets and obligations that are not recognized currently as components of net periodic pension cost.

Concentration of Credit Risk — In the normal course of business, the Company is exposed to credit risk. The principal concentrations of credit risk are cash and cash equivalents, short-term investments, accounts receivable and derivative instruments. The Company regularly monitors credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in a loss. Historically, credit losses on accounts receivable have not been material because of the large concentration of revenues with a small number of large, established companies. The Company does not require collateral or other security to support accounts receivable. The Company evaluates the creditworthiness of its clients in conjunction with its revenue recognition processes, as discussed above, as well as through its ongoing collectability assessment processes for accounts receivable. The Company maintains an allowance for doubtful accounts receivable based upon factors surrounding the credit risk of specific clients, historical trends and other information.

The Company limits its counterparty credit risk exposures by entering into derivative contracts with significant financial institutions that are investment grade rated.

Cash Equivalents — Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less.

Receivables — Trade receivables are comprised primarily of amounts owed to the Company by clients and are presented net of an allowance for doubtful accounts of $5.9 and $9.3 at December 31, 2012 and 2011, respectively. Contracts with individual clients determine when receivables are due, generally within 30-60 days, and whether interest is accrued on late payments.

The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company regularly reviews the adequacy of its allowance for doubtful accounts. The Company determines the allowance based on historical write-off experience and current economic conditions and also considers factors such as customer credit, past transaction history with the customer and changes in customer payment terms when determining whether the collection of a receivable is reasonably assured. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property and Equipment — Property and equipment are stated at cost. Depreciation is based on the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over a 30-year life, software over a three- to eight-year life and equipment generally over a three- to five-year life. Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining term of the associated lease.

The Company reviews property, plant and equipment asset groups for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company monitors these changes and events on at least a quarterly basis. Examples of events or changes in circumstances could include, but are not limited to, a prolonged economic downturn, current period operating or cash flow losses combined with a history of losses or a forecast of continuing losses associated with the use of an asset group, or a current expectation that an asset group will be sold or disposed of before the end of its previously estimated useful life. Recoverability is based upon projections of anticipated future undiscounted cash flows associated with the use and eventual disposal of the property, plant and equipment asset groups, as well as specific appraisals in certain instances. Reviews occur at the lowest level for which identifiable cash flows are largely independent of cash flows associated with other property, plant and equipment asset groups. If the future undiscounted cash flows result in a value that is less than the carrying value, then the long-lived asset is considered impaired and a loss is recognized based on the amount by which the carrying amount exceeds the estimated fair value. Various factors that the Company uses in determining the impact of these assessments include the expected useful lives of long-lived assets and our ability to realize any undiscounted cash flows in excess of the carrying amounts of such asset groups, and are affected primarily by changes in the expected use of the assets, changes in technology or development of alternative assets, changes in economic conditions, changes in operating performance and changes in expected future cash flows. Because judgment is involved in determining the fair value of property, plant and equipment asset groups, there is risk that the carrying value of these assets may require adjustment in future periods.

Software Development Costs — Research and development expenditures are charged to expense as incurred. The development costs of software to be marketed are charged to expense until technological feasibility is established and capitalized thereafter, subject to assessment of realizability. Amortization of the capitalized amounts is computed using the greater of the sales ratio method or

the straight-line method over a life of five years or less. The Company did not capitalize any software development costs during the periods reported.

Internal Use Software — The Company capitalizes certain expenditures for software that is purchased or internally developed for use in the business. During 2012, 2011, and 2010, internally developed software amounts capitalized were $6.8, $3.8 and $5.6, respectively. Amortization of internal use software begins when the software is ready for service and continues on the straight-line method generally over a life of three years.

Goodwill and Other Intangibles — As discussed more fully in Note 6, goodwill is reviewed at the reporting unit level for impairment as of October 1 each year and at other times if events have occurred or circumstances exist that indicate the carrying value of goodwill may no longer be recoverable.

As a result of the adoption of Accounting Standards Update ("ASU") No. 2011-08 "Testing goodwill for impairment," effective January 1, 2012, we first assess a range of qualitative factors including, but not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for our products and services, regulatory and political developments, entity specific factors such as strategies and financial performance, when evaluating potential for impairment of goodwill. If, after completing such assessment, it is determined more likely than not that the fair value of a reporting unit is less than its carrying value, we proceed to a two-step impairment test.

The first step compares the fair value of a reporting unit with its carrying amount, including the goodwill allocated to each reporting unit (Step 1). If the fair value of the reporting unit is in excess of the carrying value, the related goodwill is considered not to be impaired and no further analysis is necessary. If the carrying amount of the reporting unit exceeds the fair value, there is an indication of potential impairment and a second step of testing is performed to measure the amount of the impairment, if any, for that reporting unit.

When required, the second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit determined in step one over the fair value of the net assets and identifiable intangibles as if the reporting unit were being acquired. Any excess of the carrying value of the reporting unit goodwill over the implied fair value of the reporting unit goodwill will be recorded as an impairment loss. An impairment charge recognized cannot exceed the amount of goodwill allocated to a reporting unit and cannot be reversed subsequently even if the fair value of the reporting unit recovers.

Fair value of the reporting unit is determined using a combination of the market approach and the income approach. Under the market approach, fair value is based on actual stock prices or transaction prices of comparable companies. The market approach requires significant judgment regarding the selection of comparable companies. Under the income approach, value is dependent on the present value of net cash flows to be derived from the ownership. The income approach requires significant judgment including estimates about future cash flows and discount rates. A combination of methodologies is used and weighted appropriately for reporting units with significant adverse changes in business climate.

Other intangibles, primarily customer relationship assets and trademarks, are amortized over a straight-line basis with lives ranging from four to twelve years and are evaluated periodically if events or circumstances indicate a possible inability to recover their carrying amounts.

Postemployment Benefits — The funded status of the Company's pension and other postretirement benefit plans is recognized in the Consolidated Balance Sheets. The funded status is measured as the difference between the

fair value of plan assets and the benefit obligation at December 31, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (PBO) and for the other postretirement benefit plans the benefit obligation is the accumulated postretirement benefit obligation (APBO). The PBO represents the actuarial present value of benefits expected to be paid upon retirement. For active plans, the present value reflects estimated future compensation levels. The APBO represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligation is based on the Company's estimates and actuarial valuations. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain key assumptions that require significant judgment, including, but not limited to, estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates and mortality rates. For additional information regarding plan assumptions and the current financial position of the pension and other postretirement plans, see Note 9.

The Company provides severance benefits to certain employees. The Company accrues the benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid.

Government Grants — From time to time, the Company receives grants from local or state governments as an incentive to locate or retain operations in their jurisdictions. Depending on the arrangement, the grants are either received up-front or at the time the Company achieves the milestones set forth in the grant. The Company's policy is to record the grant funds received as deferred credit and to amortize the deferred credit as a reduction of cost of providing services and products sold or selling, general and administrative expense as the milestones are met over the term of the grant. The terms of the grants range from one to fifteen years.

Derivative Instruments — The Company's risk management strategy includes the use of derivative instruments to reduce the effects on its operating results and cash flows from fluctuations caused by volatility in currency exchange and interest rates. The Company currently uses only cash flow hedges. These instruments are hedges of forecasted transactions or of the variability of cash flows to be received or paid related to a recognized asset or liability. The Company generally enters into forward exchange contracts expiring within 36 months as hedges of anticipated cash flows denominated in foreign currencies. These contracts are entered into to protect against the risk that the eventual cash flows resulting from such transactions will be adversely affected by changes in exchange rates. In using derivative financial instruments to hedge exposures to changes in exchange rates, the Company exposes itself to counterparty credit risk.

All derivatives, including foreign currency exchange contracts, are recognized in the Consolidated Balance Sheets at fair value. Fair values for the Company's derivative financial instruments are based on quoted market prices of comparable instruments or, if none are available, on pricing models or formulas using current assumptions. On the date the derivative contract is entered into, the Company determines whether the derivative contract should be designated as a hedge. For derivatives that are designated as hedges, the Company further designates the hedge as either a fair value or cash flow hedge; all currently existing hedges have been designated as cash flow hedges. Changes in the fair value of derivatives that are highly effective and designated as fair value hedges would be recorded in the Consolidated Statements of Income along with the loss or gain on the hedged asset or liability. Changes in the fair value of derivatives that are highly effective and designated as cash flow hedges are reported as a component of Other Comprehensive Income (Loss) and reclassified into earn-

ings in the same line-item associated with the forecasted transaction and in the same periods during which the hedged transaction impacts earnings. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging activities. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to forecasted transactions, respectively. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

The Company also periodically enters into forward exchange contracts and options that are not designated as hedges. The purpose of the majority of these derivative instruments is to protect the Company against foreign currency exposure pertaining to receivables, payables and intercompany transactions that are denominated in currencies different from the functional currencies of the Company or the respective subsidiaries. The Company records changes in the fair value of these derivative instruments in the Consolidated Statements of Income within other income (expense), net.

Investments — Management determines the appropriate classification of securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Currently, we classify all investment securities, reported within short-term investments in the Consolidated Balance Sheets, as trading. Trading securities are carried at fair value, with gains and losses, both realized and unrealized, reported in other income (expense), net in the Consolidated Statements of Income. The cost of securities sold is based upon the specific identification method. Interest and dividends on securities classified as trading is included in other income (expense), net.

Fair Value Measurements —The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

New Accounting Pronouncements

In July 2012, the FASB issued ASU No. 2012-02 , "Intangibles - Goodwill and Other: Testing indefinite-lived intangible assets for impairment" (ASU 2012-02). The revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The approach is similar to the guidance in ASU 2011-08 finalized last year for goodwill impairment testing. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption is permitted. The Company adopted ASU 2012-02 effective January 1, 2013 and does not expect this pronouncement to have a material effect on the consolidated financial statements.

In September 2011, the FASB, issued ASU No. 2011-08, "Intangibles - Goodwill and Other: Testing goodwill for impairment" (ASU 2011-08). This ASU simplifies the goodwill impairment assessment by permitting a company to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If the conclusion is that it is

more likely than not that the fair value of a reporting unit is less than its carrying amount, the company would be required to conduct the current two-step goodwill impairment test. Otherwise, it would not need to apply the two-step test. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. The Company adopted ASU 2011-08 for its goodwill impairment test as of January 1, 2012, which did not have a material affect on the consolidated financial statements.

In May 2011, the FASB issued 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" (ASU 2011-04). The adoption of ASU 2011-04 conforms the meaning of fair value between U.S. GAPP and International Financial Reporting Standards (IFRS) and improves consistency of disclosures relating to fair value. This ASU requires a reporting entity to provide quantitative information about the significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. The amendments in this update are effective for annual periods beginning after December 31, 2011. The Company adopted ASU 2011-04 effective for the year ended December 31, 2012.

3. Divestitures and Discontinued Operations

Information Management

On May 16, 2012, the Company completed the sale of its Information Management line of business to NEC Corporation for $449.0 in cash. The Company recorded a gain of $99.8 pretax and $16.2 after tax in 2012. The sale of Information Management was a taxable transaction that resulted in $83.6 being recorded for the combined federal, state and foreign income tax obligation. The high effective tax rate is primarily due to a lower basis in net assets, including goodwill, for tax purposes compared to their book basis. The gain on sale included the elimination of $201.7 of goodwill and intangible assets.

The results of Information Management have been classified as discontinued operations for all periods presented. Certain costs previously allocated to the Information Management segment that do not qualify for discontinued operations accounting treatment are now reported as costs from continuing operations. Through the close of this transaction, these costs were $8.8, $23.6 and $28.4 for December 31, 2012, 2011 and 2010, respectively. The Company is taking actions to reduce these costs and expects transition services revenue from services provided to the buyer subsequent to completion of the sale to offset a significant portion of these costs. During 2012, we earned $13.8 in revenue under these transition services agreements. While the transition services agreements vary in duration up to 24 months depending on the type of service provided, our expectation is that we will substantially eliminate the underlying costs as the transition services are completed.

Summarized operating results of the Information Management business are as follows:

	Year Ended December 31,		
	2012	2011	2010
Revenue	**$128.8**	$328.8	$340.1
Income before tax - Information Management operations [1]	**23.7**	58.2	59.3
Gain on disposition [2]	**99.8**	—	—
Income before income taxes	**123.5**	58.2	59.3
Income tax expense:			
Expense related to Information Management operations	**7.9**	12.4	24.2
Expense related to gain on disposition	**83.6**	—	—
Income from discontinued operations, net of tax	**$ 32.0**	$ 45.8	$ 35.1

(1) Excludes costs previously allocated to Information Management that did not meet the criteria for presentation within discontinued operations of $8.8, $23.6 and $28.4 for December 31, 2012, 2011 and 2010, respectively.

(2) Includes $22.8 of transaction costs related to the sale for December 31, 2012.

The major classes of assets and liabilities that were included as part of the Information Management business and presented during these periods as held for sale were as follows:

	December 31,	
	2012	2011
Assets:		
Current assets	$ —	$ 87.3
Property and equipment, net	—	21.5
Other assets	—	298.2
Total assets	$ —	$407.0
Liabilities:		
Current liabilities	—	68.3
Other liabilities	—	51.7
Total liabilities	$ —	$120.0

Cash flows generated from discontinued operations are presented separately in the Company's Consolidated Statements of Cash Flows.

Finance and Accounting outsourcing line of business (F&A)

In January 2011, the Company completed the sale of F&A for approximately $10.0. The gain on the sale amounted to $7.0 before tax, recorded within Other income (expense), net in the Consolidated Statements of Income, and $4.3 after tax in 2011. The gain on the sale included the elimination of $2.6 of goodwill and other intangible assets. The results of operations of F&A and the sale of F&A are not material to the Company's results of operations or financial condition and, therefore, are not reflected as discontinued operations for the periods presented.

HR Management

In June 2010, the Company substantially completed the sale of the HR Management line of business to NorthgateArinso, the Human Resource division of Northgate Information Solutions Limited, for approximately $93.0, net of working capital adjustments. The consideration received at closing consisted of approximately $78.0 in cash and a zero coupon note issued by NorthgateArinso in the principal amount of $15.0. The note is payable in increments of $5.0 on the second anniversary of closing, which the Company received during 2012, and $10.0 on the third anniversary of closing. In connection with and at the time of the completion of the sale in June 2010, the Company made cash payments of $28.2 for certain obligations of the HR Management business, the impact of which is included in cash flows from operating activities of discontinued operations.

The gain on the sale of HR Management recorded in 2010 was $35.2 pretax and $5.6 after tax. The sale of HR Management was a taxable transaction that resulted in $29.6 being recorded for the combined federal, state and foreign income taxes. Subsequently, in 2011, a $6.5 reduction to the tax on the gain on this transaction was recorded and has been reflected in discontinued operations. Also included in discontinued operations are tax benefits associated with changes in reserves for uncertain tax positions related to previously divested businesses. The gain on the sale included the elimination of $67.1 of goodwill and intangible assets.

As a result of the sale of the HR Management business, the operating results related to HR Management have been reflected as discontinued operations. For periods prior to June 2010, certain costs previously allocated to the HR Management segment are now included in continuing operations. These costs were $9.1 for December 31, 2010. Beginning June 1, 2010 the Company began earning transition services revenues for services provided to the buyer under agreements lasting from three to eighteen months. During 2011 and 2010, the Company earned $14.4 and $24.0, respectively, in revenue under these transition services agreements subsequent to the close of the sale. These revenues largely offset the related costs described above incurred subsequent to June 1, 2010.

Summarized operating results of the HR Management business are as follows:

	Year Ended December 31,		
	2012	2011	2010
Revenue	**$ —**	$ —	$107.2
Income before tax	**—**	—	25.3
Gain on disposition	**—**	—	35.2
Income before income taxes	**—**	—	60.5
Income tax (benefit) expense:			
(Benefit) expense related to operations and previously divested businesses	**(40.4)**	—	9.4
Expense (benefit) related to gain (loss) on disposition	**—**	(6.5)	29.6
Income from discontinued operations, net of tax	**$ 40.4**	$ 6.5	$ 21.5

4. Earnings (Loss) Per Share and Shareholder's Equity

Earnings (Loss) per Share

The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations:

		Continuing Operations		Discontinued Operations		Total
Shares (in Millions)	Shares	Net Income (Loss)	Per Share Amount	Net Income (Loss)	Per Share Amount	Per Share Amount
2012:						
Basic EPS	**112.2**	**$ 28.2**	**$ 0.25**	**$72.4**	**$ 0.65**	**$ 0.90**
Effect of dilutive securities:						
Stock-based compensation arrangements	**2.1**	**—**	**—**	**—**	**(0.01)**	**(0.01)**
2029 Convertible Debentures	**2.8**	**—**	**(0.01)**	**—**	**(0.02)**	**(0.03)**
Diluted EPS	**117.1**	**$ 28.2**	**$ 0.24**	**$72.4**	**$ 0.62**	**$ 0.86**
2011:						
Basic EPS	120.2	$ 282.5	$ 2.35	$ 52.3	$ 0.44	$ 2.79
Effect of dilutive securities:						
Stock-based compensation arrangements	2.1	—	(0.05)	—	(0.02)	(0.07)
2029 Convertible Debentures	0.6	—	—	—	—	—
Diluted EPS	122.9	$ 282.5	$ 2.30	$ 52.3	$ 0.42	$ 2.72
2010:						
Basic EPS	123.1	$(109.8)	$ (0.89)	$ 56.6	$ 0.46	$(0.43)
Effect of dilutive securities:						
Stock-based compensation arrangements	—	—	—	—	—	—
2029 Convertible Debentures	—	—	—	—	—	—
Diluted EPS	123.1	$(109.8)	$ (0.89)	$ 56.6	$ 0.46	$(0.43)

The diluted EPS calculation excludes the effect of 1.0, 3.7 and 5.8 of outstanding stock options for the years ended December 31, 2012, 2011 and 2010, respectively, because they are anti-dilutive. The calculation also excludes the effect of 2.2 restricted stock units and 0.2 shares related to the 2029 Convertible Debentures for the year ended

December 31, 2010 because they are anti-dilutive. As the Company reported a Net Loss from Continuing Operations for the year ended December 31, 2010, diluted shares outstanding are equivalent to basic shares outstanding.

As described more fully in Note 7, the Company issued approximately $125.0 aggregate principal amount of 5.75% Junior Subordinated Convertible Debentures due 2029 (2029 Convertible Debentures) in 2009. The 2029 Convertible Debentures are convertible, subject to certain conditions, into shares of the Company's common stock at an initial conversion price of approximately $12.07 per share, or eighty-two and eighty-two hundredths shares per one thousand in principal amount of debentures. The conversion rate will be subject to adjustments for certain events outlined in the indenture governing the Debentures (the Indenture), including payment of dividends.

Shareholders' Equity

The Company repurchased 12.3 shares during the year ended December 31, 2012 at an average price of $15.04 per share for a total of $184.4. Based upon timing of transactions, $3.6 of the shares repurchased had not settled as of December 31, 2012. These shares are excluded from outstanding shares at the end of the year and were settled in cash during the first quarter of 2013. There were 7.7 shares repurchased during the year ended December 31, 2011. Below is a summary of the Company's share repurchases for the years ended December 31, 2012, 2011 and 2010:

2012	12.3	$184.4
2011	7.7	$ 96.8
2010	2.4	$ 24.9

At December 31, 2012, the Company has the authority to repurchase an additional $139.4 of outstanding common shares pursuant to current authorizations. In February 2013, the Company's Board of Directors approved an increase in remaining authorized share repurchases to $250.0 in the aggregate. The timing and terms of any future transactions will depend on a number of considerations including market conditions and our liquidity and limits that may be applicable under the covenants in our credit agreement.

The Company also repurchased 0.8 shares at an average price of $16.51 for aggregate proceeds of $14.0 subsequent to December 31, 2012 through February 21, 2013.

Preferred Shares

The Company is authorized to issue up to 5.0 preferred shares, of which 4.0 would have voting rights. At December 31, 2012 and 2011, there were no preferred shares outstanding.

Dividends

On May 8, 2012, the Company announced that its Board of Directors declared an initial cash dividend of $0.05 per share. The initial cash dividend was paid on July 6, 2012 to all shareholders of record as of June 22, 2012. On July 26, 2012, the Company announced that its Board of Directors declared a cash dividend of $0.05 per share, which was paid on October 5, 2012 to all shareholders of record as of September 21, 2012. On October 23, 2012, the Company announced that its Board of Directors declared a cash dividend of $0.05 per share, which was paid on January 4, 2013 to all shareholders of record as of December 21, 2012. On February 7, 2013, the Company announced that the Board of Directors raised the dividend 20 percent to $0.06 per share. The dividend payment of $0.06 is scheduled to be made on April 5, 2013 to shareholders of record at the close of business on March 22, 2013. The Board expects that future cash dividends will be paid on a quarterly basis. However, any decision to pay future cash dividends will be subject to Board approval, and will depend on the Company's future earnings, cash flow, financial condition, financial covenants and other relevant factors.

5. Investment in Cellular Partnerships

On July 1, 2011, the Company completed the sale of its 33.8% limited partnership interest in the Cincinnati SMSA

Limited Partnership and its 45.0% limited partnership interest in the Cincinnati SMSA Tower Holdings LLC (collectively referred to as the Cellular Partnerships) to AT&T. AT&T is the general and a limited partner of both Cincinnati SMSA Limited Partnership and Cincinnati SMSA Tower Holdings LLC with partnership interests prior to Convergys' sale of its interests of approximately 66% and 53%, respectively. The Company received approximately $320.0 in cash proceeds upon closing. The Company's interests in the Cellular Partnerships did not qualify as discontinued operations; therefore, the gain has been reported within income from continuing operations and no reclassification of prior results is required. The gain on sale of its interests in the Cellular Partnerships was $265.0, or $171.8 net of tax. Prior to the sale, the Company accounted for its interest in the Cellular Partnerships under the equity method of accounting.

Since the Cellular Partnerships were organized as limited partnerships, the partners are responsible for income taxes applicable to their share of taxable income generated by the Cellular Partnerships. The net income of the Cincinnati SMSA Limited Partnership reflected in the following table does not include any provision for income taxes incurred by the partners.

	Year Ended December 31,		
	2012	2011	2010
Revenues	**$ —**	$359.8	$653.5
Income from operations	**—**	61.2	124.1
Net income	**—**	60.8	120.9

The Company's equity in earnings of equity method investees for the three years ended December 31, 2012, 2011 and 2010, respectively, is as follows:

	Year Ended December 31,		
	2012	2011	2010
Convergys' equity in earnings of Cincinnati SMSA Limited Partnership	**$ —**	$ 20.5	$46.1
Convergys' equity in earnings of Cincinnati SMSA Tower Holdings LLC	**—**	0.9	1.1
Transaction costs related to the sale of Convergys' interests in Cellular Partnerships	**—**	(1.2)	—
Gain on sale of Convergys' interests in Cellular Partnerships	**—**	265.0	—
Total earnings and gain from Cellular Partnerships, net	**$ —**	$285.2	$47.2

6. Goodwill and Other Intangible and Long-Lived Assets

Goodwill

The Company tests goodwill for impairment annually as of October 1 and at other times if events have occurred or circumstances exist that indicate the carrying value of goodwill may no longer be recoverable. Goodwill impairment testing is performed at the reporting unit level, one level below the business segment. The Company's reporting units are Customer Management - Live Agents and Customer Management - Customer Interaction Technology (CIT).

Completion of the sale of the Information Management business qualified as a triggering event for an interim assessment of goodwill impairment during the second quarter of 2012 for the Company's Information Management and CIT reporting units. Based upon the purchase price for the Information Management business, the triggering event did not indicate an impairment of the Information Management reporting unit.

The sale of the Information Management business impacted the sale of certain products developed by the CIT reporting unit and co-marketed by CIT and the Information Management business. Due in part to this

transition, the fair value of the CIT reporting unit was determined to be less than its carrying value. The conclusion of step two of the impairment analysis resulted in the impairment of the entire $46.0 goodwill balance of this reporting unit. The Company, therefore, recorded a $46.0 ($44.4 net of tax) goodwill impairment charge, included within the asset impairment caption in the accompanying Consolidated Statements of Income for the year ended December 31, 2012. Fair value was determined based on discounted cash flow analysis which contains significant unobservable inputs that fall within Level 3 of the fair value hierarchy under U.S. GAAP.

The most recent annual impairment test performed as of October 1, 2012, indicated that the fair value of the Customer Management—Live Agents reporting unit was substantially in excess of its carrying values. Despite that excess, however, impairment charges could still be required if a divestiture decision were made or other significant economic event were made or occurred with respect to the reporting units. Subsequent to our October 1, 2012 annual impairment test, no indications of an impairment were identified.

Below is a progression of goodwill for 2012 and 2011:

Balance at December 31, 2010	$ 624.1
Acquisitions	—
Impairment	—
Foreign currency and other	(2.6)
Balance at December 31, 2011	$ 621.5
Acquisitions	—
Impairment	(46.0)
Foreign currency and other	2.2
Balance at December 31, 2012	$ 577.7

Accumulated goodwill impairment charges at December 31, 2012 and 2011 were $212.5 and $166.5, respectively.

Other Intangible Assets

The Company's other intangible assets, primarily acquired through business combinations, are evaluated periodically if events or circumstances indicate a possible inability to recover their carrying amounts. No impairment charges were recognized in any period presented. As of December 31, 2012 and 2011, the Company's other intangible assets consisted of the following:

2012:	Gross Carrying Amount	Accumulated Amortization	Net
Software (classified with Property, Plant & Equipment)	**$ 41.3**	**$ (26.5)**	**$14.8**
Trademarks	**10.0**	**(10.0)**	**—**
Customer relationships and other intangibles	**119.5**	**(100.6)**	**18.9**
Total	**$170.8**	**$(137.1)**	**$33.7**
2011			
Software (classified with Property, Plant & Equipment)	$ 41.3	$ (21.8)	$ 19.5
Trademarks	10.0	(8.3)	1.7
Customer relationships and other intangibles	119.5	(95.9)	23.6
Total	$ 170.8	$ (126.0)	$ 44.8

The intangible assets are being amortized using the following amortizable lives: 5 to 8 years for software, 4 years for trademarks and 7 to 12 years for customer relationships and other intangibles. The remaining weighted average depreciation period for software is 3.5 years. The remaining weighted average amortization period for trademarks, customer relationships and other intangibles is 6.3 years. Amortization of software is included within depreciation expense as the underlying assets are classified within property, plant and equipment.

Customer relationships, trademarks and other intangibles amortization expense was $6.3 for the year ended December 31, 2012 and the related estimated expense for the five subsequent fiscal years is as follows:

For the year ended 2013	$ 5
For the year ended 2014	3
For the year ended 2015	2
For the year ended 2016	2
For the year ended 2017	2
Thereafter	5

Long-Lived Assets

The Company evaluates its property, plant and equipment when events or circumstances indicate a possible inability to recover their carrying amounts. During 2012, the Company committed to a plan to sell its Corporate office facilities in Cincinnati, Ohio. At December 31, 2012, the property met the "Held-for-Sale" criteria set forth in U.S. GAAP, resulting in classification of $34.6 of property, plant and equipment as Held-for-Sale; the book value was adjusted to its fair value less costs to sell, resulting in an impairment charge of $42.6 ($27.0 after tax) recorded within the asset impairments caption in the accompanying Consolidated Statements of Income. Fair value was determined based on discounted cash flow analysis which contains significant unobservable inputs that fall within Level 3 of the fair value hierarchy under U.S. GAAP.

7. Debt

Debt consists of the following:

	At December 31,	
	2012	2011
Revolving credit facility	**$ —**	$ —
2029 Convertible Debentures	**58.4**	57.5
Capital Lease Obligations	**2.2**	58.7
Accounts Receivable Securitization	**—**	—
Other	**—**	10.9
Total debt	**60.6**	127.1
Less current maturities	**0.7**	6.2
Long-term debt	**$59.9**	$120.9
Weighted average effective interest rates:		
Revolving credit facility	**—**	2.9%
Accounts Receivable Securitization	**—**	2.2%
2029 Convertible Debentures	**6.5%**	6.4%
Other	**3.4%**	3.4%

On March 11, 2011, the Company entered into a $300 Four-Year Competitive Advance and Revolving Credit Facility Agreement (the 2011 Credit Facility). The 2011 Credit Facility replaced the Company's $400 Five-Year Competitive Advance and Revolving Credit Facility (the Prior Credit Facility), dated as of October 20, 2006 and as amended subsequently, among Convergys and a group of financial institutions. In connection with Convergys' entry into the New Credit Facility, Convergys terminated the Prior Credit Facility.

Convergys has two borrowing options available under the New Credit Facility: (i) a competitive advance option which will be provided on an uncommitted competitive advance basis through an auction mechanism and (ii) a revolving credit option which will be provided on a committed basis. Under each option, amounts borrowed and repaid may be re-borrowed subject to availability. Borrowings under the New Credit Facility bear interest at the rates described in the New Credit Facility. The New Credit Facility includes certain restrictive covenants including maintenance of interest coverage and debt-to-EBITDA ratios (as defined in the New Credit Facility). The Company's interest coverage ratio cannot be less than

4.00 to 1.00 as determined on a rolling four quarter basis. The Company's debt-to-EBITDA ratio cannot be greater than 3.00 to 1.00 until December 31, 2012 and 2.75 to 1.00 after December 31, 2012. The New Credit Facility also contains customary representations and warranties. In the event of default, the lenders may terminate the commitments and declare the amounts outstanding, and all accrued interest, immediately due and payable. The maturity date of the New Credit Facility is March 11, 2015 except that upon satisfaction of certain conditions, Convergys may extend the maturity date by one year twice during the term. Convergys will pay an annual facility fee regardless of utilization. At December 31, 2012, the facility was undrawn. The Company was in compliance with all covenants at December 31, 2012.

In December 2004, the Company issued $250.0 in 4.875% Unsecured Senior Notes (4.875% Senior Notes) due December 15, 2009. During 2009, the Company announced an exchange offer (Exchange Offer) for up to $122.5 aggregate principal amount of its outstanding 4.875% Senior Notes. Under the terms of the Exchange Offer, the Company offered to exchange one thousand twenty dollars in principal amount of its new 5.75% Junior Subordinated Convertible Debentures due 2029 (2029 Convertible Debentures) for each one thousand dollars in principal amount of its 4.875% Senior Notes. Upon settlement of the Exchange Offer on October 13, 2009, the Company issued a total of $125.0 aggregate principal amount of the 2029 Convertible Debentures in exchange for $122.5 of the 4.875% Senior Notes.

The 2029 Convertible Debentures are convertible, subject to certain conditions, into shares of the Company's common stock at an initial conversion price of approximately $12.07 per share, or eighty-two and eighty-two hundredths shares of the Company's common stock per one thousand dollars in principal amount of debentures. Upon conversion, the Company will pay cash up to the aggregate principal amount of the 2029 Convertible Debentures and settle the remainder of the debentures in cash or stock at the Company's option.

The conversion rate will be subject to adjustment for certain events outlined in the indenture governing the debenture (the Indenture). The conversion rate will increase for a holder who elects to convert the debenture in connection with certain share exchanges, mergers or consolidations involving the Company, as described in the indenture.

The Company may not redeem the 2029 Convertible Debentures prior to September 15, 2019, except if certain U.S. federal tax legislation, regulations or rules are enacted or are issued. On or after September 15, 2019, the Company may redeem for cash all or part of the 2029 Convertible Debentures for the principal amount, plus any accrued and unpaid interest, if the last closing price of the Company's common shares has been at least 150% of the applicable conversion price for at least 20 trading days immediately prior to the date on which the Company provides notice of redemption. Holders may convert their 2029 Convertible Debentures prior to the close of business on the business day immediately preceding September 15, 2028, if certain market conditions related to the trading price of the Company's common shares and 2029 Convertible Debentures occur. On or after September 15, 2028, holders may convert their 2029 Convertible Debentures at the option of the holder regardless of the foregoing circumstances. Holders may also convert if the Company calls any or all of the 2029 Convertible Debentures for redemption prior to the maturity date. The conversion rate will equal 100% of the principal amount of the 2029 Convertible Debentures to be redeemed, plus accrued and unpaid interest and will be subject to adjustment for certain events outlined in the Indenture. If certain events occur in the future, the Indenture provides that each holder of the debentures can, for a pre-defined period of time, require the Company to repurchase the holder's debentures for the principal amount plus any accrued and unpaid interest. The Company concluded that the indentures are not conventional convertible debt instruments and that the embedded stock conversion option qualifies as a derivative. Under the appropriate authoritative guidance, the Company further concluded

that the option is indexed to the Company's stock and does not require bifurcation from the host instrument. Therefore, the embedded conversion option is not accounted for separately as a derivative.

The 2029 Convertible Debentures, which pay a fixed rate of interest semi-annually, have a contingent interest component that will require the Company to pay interest based on the trading price of the debentures exceeding a specified threshold at specified times, commencing on September 15, 2019, as outlined in the Indenture. The maximum amount of contingent interest that will accrue is 0.75% per annum of the average trading price of the debentures during the periods specified in the Indenture. The fair value of this embedded derivative was not significant at December 31, 2012 and 2011.

At the date of issuance, the Company recognized the liability component of the 2029 Convertible Debenture at its fair value of $56.3. The liability component was recognized as the fair value of a similar instrument that did not have a conversion feature at issuance. The equity component, which was the value of the conversion feature at issuance, was recognized as the difference between the proceeds from the issuance of the debentures and the fair value of the liability component, after adjusting for the initial deferred tax impact of $32.7. The 2029 Convertible Debentures were issued at a coupon rate of 5.75%, which was below that of a similar instrument that does not have a conversion feature. Therefore, the valuation of the debt component, using the income approach, resulted in a debt discount. The debt discount is being amortized over the life of a similar debt instrument without a conversion feature, which the Company determined to equal the contractual maturity of the 2029 Convertible Debentures. Amortization is based upon the effective interest rate method and is included within the interest expense caption in the accompanying Consolidated Statements of Income.

As of December 31, 2012, the 2029 Convertible Debentures "if-converted" value was $171.5. Based on quoted market prices at December 31, 2012, the fair value of the Company's 2029 Convertible Debentures is $206.8.

During June 2011, the Company extended the terms of an asset securitization facility collateralized by accounts receivable of certain of the Company's subsidiaries, with a purchase limit to $150.0 expiring in June 2014. The asset securitization program is conducted through Convergys Funding Inc., a wholly-owned bankruptcy remote subsidiary of the Company. As of December 31, 2012 and December 31, 2011, this facility was undrawn.

Prior to the second quarter of 2012, the Company leased an office complex in Orlando, Florida. In the second quarter of 2012, the Company exercised its option to purchase its leased office facility by discharging the related lease financing obligation in the aggregate principal amount of $55.0. Total capital lease obligations subsequent to the purchase were $2.2 at December 31, 2012 compared to $58.7 at December 31, 2011.

Other debt of $10.9 at December 31, 2011 consisted of miscellaneous domestic and international borrowings.

At December 31, 2012, future minimum payments of the Company's debt and capital lease arrangements are as follows:

2013	$ 0.7
2014	1.3
2015	0.2
2016	—
2017	—
Thereafter	125.0
Total	$127.2

8. Restructuring

2012 Restructuring

During 2012, the Company recorded restructuring charges of $11.6, consisting of $11.4 of severance-related charges and $0.2 of facility-related charges, as described below. The $11.4 of severance-related charges is expected to impact approximately 100 professional employees and

reflects the changes in the Company's executive management team and realignment of Corporate overhead as a result of the sale of the Information Management business. These severance-related charges are expected to be substantially paid in cash by March 31, 2013 pursuant to the Company's severance policies. The total remaining liability under this severance-related restructuring plan, which is included within Payables and other current liabilities on the Company's Consolidated Balance Sheets was $5.2 as of December 31, 2012.

2011 Restructuring

During 2011, the Company initiated operational changes that resulted in severance costs of $1.2 largely to reduce headcount and align resources to future business needs. These severance actions impacted approximately 50 professional employees worldwide and charges were largely paid in cash pursuant to the Company's existing severance policy and employment agreements. These actions were substantially completed by the end of 2011. The liability under this plan was fully settled at December 31, 2012.

2010 Restructuring

During 2010, the Company initiated a restructuring plan and incurred a total charge of $28.7 consisting of $19.4 of severance-related charges and $9.3 of facility-related charges. The $19.4 of severance-related charges were largely to reduce headcount and align resources to business needs and to further simplify operations to reflect the impact of the sale of the HR Management line of business. The severance charge of $19.4 was largely paid in cash pursuant to the Company's existing severance policy and employment agreements. These actions affected approximately 1,000 professional employees and approximately 1,400 non-salaried employees worldwide and were substantially completed by the end of 2011. The facility-related charge of $9.3 relates to lease rent accruals and penalties for properties that have closed as the result of consolidating facilities and shifting capacity. The charge is equal to the future costs associated with the facility, net of proceeds from any probable future sublease agreements. The fair value measurement utilized internal discounted cash flows, which is a Level 3 input. The Company used estimates, based on consultation with the Company's real estate advisors, to determine the proceeds from any future sublease agreements. The Company will continue to evaluate these estimates in recording the facilities abandonment charge. Consequently, there may be additional reversals or charges relating to these facility closures in the future. Therefore, facility-related reserves are maintained on a facility basis rather than a restructuring charge event basis. The severance liability under this plan was fully settled at December 31, 2012.

Facilities Restructuring

During 2012, the Company recognized $0.2 of incremental facility-related restructuring charges due to a change in estimate for a previously closed facility. The Company's facilities restructuring reserves are equal to the estimated future costs associated with the facilities, net of proceeds from any probable future sublease agreements. The Company uses estimates, based on consultation with the Company's real estate advisers, to determine the proceeds from any future sublease agreements. The Company continues to evaluate these estimates in recording the facilities abandonment charge. Restructuring liability for the facilities plans, the balance of which is included in Payables and other current liabilities on the Company's Consolidated Balance Sheets, consisted of the following:

	2012	2011	2010
Balance at January 1	**$ 0.5**	$ 4.9	$ 1.2
Facility charge	**0.2**	—	9.3
Facility payment	**(0.4)**	(4.4)	(5.6)
Balance at December 31	**$ 0.3**	$ 0.5	$ 4.9

9. Employee Benefit Plans

Pensions

The Company sponsors a frozen defined benefit pension plan, which includes both a qualified and non-qualified portion, for all eligible employees (the cash balance plan) in North America and an unfunded defined benefit plan for certain eligible employees in the Philippines (collectively,

the defined benefit plans). The Company also sponsors a non-qualified, unfunded executive deferred compensation plan and a supplemental, non-qualified, unfunded plan for certain senior executives (the executive pension plans). As further described in Note 12, "Financial Instruments," in December 2011, the Company made investments in certain securities which are held in a grantor trust for the benefit of participants of the executive deferred compensation plan. This investment was made in securities reflecting the hypothetical investment balances of plan participants. The pension benefit formula for the cash balance plan is determined by a combination of compensation and age-based credits and annual guaranteed interest credits. Benefits for the executive deferred compensation plan are based on employee deferrals, matching contributions and investment earnings on participant accounts. Benefits for the supplemental plan are based on age, years of service and eligible pay. Funding of the qualified portion of the cash balance plan has been achieved through contributions made to a trust fund. The contributions have been determined using the prescribed methods in accordance with the Pension Protection Act of 2006.

Based on the funded status of the cash balance plan and mandatory legislative requirements under the Pension Protection Act, beginning April 29, 2009, lump sum payments from the cash balance plan have been partially restricted. In December 2012, the Company made contributions to the plan to satisfy funding requirements for 2013. Subsequently, on January 18, 2013, the Company received an Adjusted Funding Target Attainment Percentage (AFTAP) certification stating that the 2013 AFTAP for the defined benefit plan is 80 percent or higher. Accordingly, limitations on accelerated benefit distributions and benefit accruals no longer apply as of the date of the certification. As a result of this certification, the Company anticipates a high volume of lump sum distributions in 2013, which may result in pension settlement charges. During 2012, the Surface Transportation Extension Act, also referred to as the Moving Ahead for Progress in the 21st Century Act, was signed into law, and included pension funding stabilization provisions. The Company has evaluated the provisions of the new law and expects no material impacts. The Company's measurement date for all plans is December 31. The projected unit credit cost method is used for determining the unfunded executive pension cost for financial reporting purposes. The plan assumptions are evaluated annually and are updated as necessary.

Components of pension cost and other amounts recognized in other comprehensive income (loss) for the defined benefit plans are as follows:

	Year Ended December 31,		
	2012	2011	2010
Service cost	**$ 3.7**	$ 2.8	$ 2.6
Interest cost on projected benefit obligation	**11.6**	12.0	12.1
Expected return on plan assets	**(11.6)**	(11.4)	(12.3)
Amortization and deferrals—net	**17.2**	8.7	6.6
Curtailment benefit	**(0.2)**	—	—
Settlement charge	**6.8**	—	6.8
Total pension cost	**$ 27.5**	$ 12.1	$ 15.8
Other comprehensive income (loss)	**$(11.8)**	$(29.5)	$ (1.3)

During the twelve months ended December 31, 2012, the Company recognized a $0.2 curtailment benefit and a $6.8 settlement loss related to the impact of the sale of the Information Management business. The settlement loss of $6.8 in 2010 resulted from the benefit payments exceeding the sum of the service cost and interest cost. Pension cost for the defined benefit plans related to discontinued operations included in the table above for the years ended December 31, 2012, 2011 and 2010 is $1.6, $3.0 and $1.6, respectively.

The reconciliation of the defined benefit plans' projected benefit obligation and the fair value of plan assets for the years ended December 31, 2012 and 2011 are as follows:

	At December 31,	
	2012	2011
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 252.5**	$ 224.3
Service costs	**3.7**	2.8
Interest cost	**11.6**	12.0
Actuarial loss	**22.2**	28.9
Curtailment (gain) loss	**(3.8)**	—
Benefits paid	**(20.7)**	(14.5)
Plan amendment	**—**	(1.0)
Benefit obligation at end of year	**$ 265.5**	$ 252.5
Change in plan assets:		
Fair value of plan assets at beginning of year	**$ 140.4**	$ 134.1
Actual return on plan assets	**18.7**	—
Employer contribution	**33.3**	20.8
Benefits paid	**(20.7)**	(14.5)
Fair value of plan assets at end of year	**$ 171.7**	$ 140.4
Funded status	**$ (93.8)**	$(112.0)
Amounts recognized in the Consolidated Balance Sheets consisted of:		
Non-current liability	**$ 93.8**	$ 112.0
Accumulated other comprehensive income (loss)	**$(102.4)**	$(114.1)

Accumulated other comprehensive loss at December 31, 2012 and 2011 includes unrecognized actuarial losses of $102.4 ($63.9 net of tax) and $114.1 ($71.2 net of tax), respectively. The actuarial loss included in accumulated other comprehensive loss that is expected to be recognized in net periodic pension cost during the fiscal year ended December 31, 2013 is $13.0. The accumulated benefit obligation for the defined benefit plans was $265.5 and $252.5 at December 31, 2012 and 2011, respectively.

Estimated future benefit payments from the defined benefit plans are as follows:

2013	$ 39.0
2014	12.3
2015	13.4
2016	14.3
2017	15.7
2018 – 2022	85.3
Total	$180.0

Components of pension cost and other amounts recognized in other comprehensive income (loss) for the unfunded executive pension plans are as follows:

	Year Ended December 31,		
	2012	2011	2010
Service cost	**$ —**	$ 0.7	$ 0.9
Interest cost on projected benefit obligation	**1.0**	1.3	2.0
Amortization and deferrals—net	**(0.2)**	(0.1)	(0.1)
Curtailment (benefit) loss, net	**0.1**	(2.4)	1.8
Settlement (gain) loss	**(0.2)**	—	1.4
Total pension (benefit) cost	**$ 0.7**	$(0.5)	$ 6.0
Other comprehensive income (loss)	**$ 1.9**	$ 1.3	$(3.1)

In 2012, the Company recognized a settlement gain of $0.2 under the executive pension plan. The settlement gain was partially offset by a $0.1 curtailment loss related to the impact of the sale of the Information Management line of business and subsequent corporate restructuring initiatives. In 2011, the Company froze the executive deferred compensation plan and recognized a $0.9 curtailment benefit. The Company also recognized a $1.5 curtailment benefit during 2011 related to the resignation of a senior executive. The Company recognized a $2.2 curtailment loss during 2010 related to the termination of employment of the President and Chief Executive Officer of the Company. The curtailment loss was partially offset by a $0.4 curtailment benefit related to the termination of employment of a senior executive. The Company also recognized a settlement loss related to the CEO transition of $1.4 upon payment of benefits under the unfunded executive pension plan.

The reconciliation of the unfunded executive pension plans' projected benefit obligation for the years ended December 31, 2012 and 2011 is as follows:

	At December 31,	
	2012	2011
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 24.6**	$ 33.2
Service cost	**—**	0.7
Interest cost	**1.0**	1.3
Actuarial loss (gain)	**1.1**	(1.9)
Curtailment loss (benefit)	**0.5**	(2.5)
Benefits paid	**(6.1)**	(6.2)
Benefit obligation at end of year	**$ 21.1**	$ 24.6
Funded status	**$(21.1)**	$(24.6)
Amounts recognized in the Consolidated Balance Sheets consisted of:		
Current liability	**$ 8.8**	$ 6.2
Non-current liability	**12.3**	18.4
Accumulated other comprehensive income (loss)	**$ 2.3**	$ 4.1

Total benefits paid of $6.1 were made via employer contributions.

Included in accumulated other comprehensive loss at December 31, 2012 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized actuarial gain of $2.3 ($1.4 net of tax). Included in accumulated other comprehensive loss at December 31, 2011 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credits of $0.3 ($0.2 net of tax) and unrecognized actuarial gain $3.8 ($2.4 net of tax). The accumulated benefit obligation for the unfunded executive pension plans was $21.1 and $24.6 at December 31, 2012 and 2011, respectively. The prior service cost expected to be recognized in net periodic pension cost during the year ending December 31, 2013 is $0.3.

Estimated future benefit payments from the unfunded executive plans are as follows:

2013	$ 8.8
2014	2.0
2015	1.6
2016	1.3
2017	0.6
2018 – 2022	3.2
Total	$17.5

The following weighted-average rates were used in determining the benefit obligations at December 31:

	2012	2011
Discount rate—projected benefit obligation	**3.00% — 6.20%**	4.25%— 7.80%
Future compensation growth rate	**4.00% — 4.50%**	4.00%— 5.50%
Expected long-term rate of return on plan assets	**7.50% — 8.00%**	7.50%— 8.00%

The following weighted-average rates were used in determining the pension cost for all years ended December 31:

	2012	2011	2010
Discount rate—projected benefit obligation	**4.25% — 6.20%**	5.20% — 7.80%	5.50% — 6.00%
Future compensation growth rate	**4.00% — 4.50%**	4.00% — 5.50%	4.00% — 5.00%
Expected long-term rate of return on plan assets	**7.50% — 8.00%**	7.50% — 8.00%	8%

The range of discount rates utilized in determining the pension cost and projected benefit obligation of the Company's defined benefit plans reflects a lower prevalent rate applicable to the frozen cash balance plan for eligible employees in North America and a higher applicable rate for the unfunded defined benefit plan for certain eligible employees in the Philippines.

As of December 31, 2012 and 2011, plan assets for the cash balance plan consisted of Convergys common stock, an equity fund and common/collective trusts (of which approximately 62% are invested in equity backed funds and 38% in funds invested in fixed income instruments, including cash). At December 31, 2012, the Company's targeted allocation was 67% equity and 33% fixed income. Plan assets for the cash balance plan included $4.7 and $3.7 of the Company's common shares at December 31, 2012 and 2011, respectively. The investment objectives for the plan assets are to generate returns that will enable the plan to meet its future obligations. The Company's expected long-term rate of return was determined based on the asset mix of the plan, past performance and other factors. The Company contributed $31.4 and $19.7 in 2012 and 2011, respectively, to fund its cash balance plan in order to satisfy its Employee Retirement Income Security Act of 1974 (ERISA) funding requirements. The current year contribution includes $20.0 contributed in December 2012 to satisfy the 2013 funding requirement. Therefore, the Company currently expects to make an additional $0.2 in contributions in 2013 to fund its cash balance plan. No plan assets are expected to be returned to the Company during 2013.

The following table sets forth by level, within the fair value hierarchy, the cash balance plan's assets at fair value as of December 31, 2012 and 2011:

Investments	**December 31, 2012**	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common/ Collective trusts	**$162.7**	$ —	$162.7	$ —
Convergys common stock	**4.7**	4.7	—	—
Equity fund	**4.3**	—	—	4.3
Total investments	**$171.7**	$4.7	$162.7	$4.3

Investments	December 31, 2011	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common /Collective trusts	$132.8	$ —	$132.8	$ —
Convergys common stock	3.7	3.7	—	—
Equity fund	3.9	—	—	3.9
Total investments	$140.4	$3.7	$132.8	$3.9

For additional information on the fair value hierarchy, see Note 13.

The Company's pension plan holds level 2 investments in common/collective trust funds that are public investment vehicles valued using a net asset value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding. The NAV's unit price is quoted on a private market that may not be active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds.

The Company's pension plan holds Level 3 investments within equity funds which primarily invests in domestic early stage capital funds. The fair value of these investments is based on the net asset value per share of the fund. The pension plan has approximately $0.2 in future funding requirements associated with this investment. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methodologies are appropriate and consistent with other market participants, the

use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement. The following table provides a reconciliation of the beginning and ending balances for the Level 3 assets:

	Year Ended December 31	
	2012	2011
Balance, beginning of year	**3.9**	3.4
Unrealized gains relating to instruments still held at the reporting date	**0.4**	0.4
Purchases	**—**	0.1
Balance, end of year	**$4.3**	$3.9

Savings Plans

The Company sponsors a defined contribution plan covering substantially all U.S. employees. The Company's contributions to the plan are based on matching a portion of the employee contributions. In 2011, the Company's matching contribution changed from 100% of the first 5% to 100% of the first 3% of eligible employee contributions. As a result, total Company contributions to the defined contribution plan were $6.7 in 2012 compared to $9.5 and $15.1 for 2011 and 2010, respectively. Plan assets for these plans included 1.5 ($25.3) and 2.0 ($26.0) of Company's common shares at December 31, 2012 and 2011, respectively.

Employee Postretirement Benefits Other Than Pensions

The Company sponsors postretirement health and life insurance plans for certain eligible employees. The plan provides eligible employees and retirees with the opportunity to direct an amount of their compensation or pension benefits to cover medical, dental and life insurance programs of their choice for their benefit and the benefit of their dependents. The plan covers both active and retired eligible employees of the Company and its subsidiaries. Employees' eligibility to participate in the plan is based upon their date of hire. During the second quarter of 2011, the Company amended certain components of the postretirement health and life insurance plans to reduce certain benefits. The plan amendments constitute negative amendments. As a result of the plan amendments, the accumulated postretirement benefit obligation decreased approximately $20 from December 31, 2010, the impact of which will be recognized as a reduction to net periodic benefit cost over the remaining future service years of the active participants over a weighted-average period of approximately 3 years. During 2012, the Company recognized a $3.8 curtailment benefit related to these plans as a result of the sale of the Information Management business.

The Company funds life insurance benefits of certain retirees through a Voluntary Employee Benefit Association (VEBA) trust. Contributions to the plan consist of (1) compensation or pension benefit deductions that the participant directs the Company, which is also the Plan Sponsor, to deposit into the plan on their behalf based on the coverage the participant has elected under the plan, and (2) amounts the Company pays to the plan that are in excess of the participant-directed deductions. Contributions to the VEBA are subject to IRS limitations developed using the aggregate cost method. At December 31, 2006, the Company eliminated the post-retirement life insurance plan benefits for non-retirement eligible employees. The Company's postretirement benefit plan (benefit) cost was $(9.5), $(3.4), and $0.5 for 2012, 2011 and 2010, respectively. The amounts included within accumulated other comprehensive loss related to these benefits were $6.6 and $14.9 at December 31, 2012 and 2011, respectively.

Components of other post-employment benefit plan cost and other amounts recognized in other comprehensive income (loss) for the postretirement health and life insurance plans are as follows:

	2012	2011	2010
Service cost	$ —	$ 0.2	$ 0.4
Interest cost on projected benefit obligation	0.3	0.9	1.4
Expected return on plan assets	(0.5)	(0.5)	(0.6)
Amortization and deferrals—net	(5.5)	(4.0)	(0.7)
Curtailment benefit	(3.8)	—	—
Total other post-employment benefit plan (benefit) cost	$(9.5)	$(3.4)	$ 0.5
Other comprehensive income (loss)	$(8.3)	$14.1	$(2.0)

The reconciliation of the postretirement health and life insurance plan's projected benefit obligation and the fair value of plan assets for the years ended December 31, 2012 and 2011 are as follows:

	At December 31,	
	2012	2011
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 8.6	$ 27.1
Service cost	—	0.2
Interest cost	0.3	0.9
Plan amendment	—	(16.8)
Actuarial (gain) loss	(0.8)	(1.8)
Curtailment	(0.6)	—
Part D subsidy	—	0.1
Benefits paid	(0.6)	(1.1)
Benefit obligation at end of year	$ 6.9	$ 8.6
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 7.0	$ 7.2
Actual return on plan assets	0.1	0.2
Employer contribution	(0.5)	0.7
Benefits paid	(0.6)	(1.1)
Fair value of plan assets at end of year	$ 6.0	$ 7.0
Funded status	$(0.9)	$ (1.6)
Amounts recognized in the Consolidated Balance Sheets consisted of:		
Non-current assets	$ 1.8	$ 3.3
Current liability	0.3	0.5
Non-current liability	2.4	4.4
Accumulated other comprehensive income (loss)	$(6.6)	$ 14.9

Estimated future benefit payments from the postretirement health and life plan are as follows:

2013	$ 0.5
2014	0.4
2015	0.5
2016	0.5
2017	0.5
2018 – 2022	2.5
Total	$ 4.9

Plan assets for the postretirement health and life plan of $6.0 and $7.0 at December 31, 2012 and 2011, respectively, are comprised of money market accounts, a Level 1 asset. The Company expects to make $0.3 in contributions in 2013 to fund its post retirement health and life plan. No plan assets are expected to be returned to the Company during 2013.

Assumed health care cost trend rates were capped for all participants following the plan amendments during the second quarter of 2011.

10. Stock-Based Compensation Plans

At December 31, 2012, the Company had 38.0 common shares that were authorized for issuance under the Convergys Corporation 1998 Long-Term Incentive Plan (Convergys LTIP), as amended on January 28, 2011. The Company granted stock options in 2012 and 2011 with exercise prices that are no less than market value of the stock at the grant date and have a ten-year term and vesting terms of two to three years. Stock options granted in 2010 were fully vested at the time they were granted. The Company also grants certain employees and Directors restricted stock units. The restricted stock units do not possess dividend or voting rights and consist of both time-related and performance-related units. The restrictions for the time-related restricted stock units generally lapse two to three years after the grant date. The performance-related units vest upon the Company's satisfaction of certain financial targets. Performance-related units that have not vested by the end of two years from the grant date (i.e., the performance conditions for vesting of those units have not been met within that period) are forfeited.

The following table shows certain information as of December 31, 2012, with respect to compensation plans under which common shares are authorized for issuance:

	Number of Common Shares to be Issued Upon Exercise	Weighted Average Exercise Price	Common Shares Available for Future Issuance
Equity compensation plans approved by shareholders			
Stock options . . .	1.2	$12.91	—
Restricted stock units	2.5	—	—
	3.7	$12.91	10.2

The Company's operating results reflect long-term incentive plan expense of $21.0, $17.0 and $14.8 for the years ended December 31, 2012, 2011 and 2010, respectively. Long-term incentive plan expense related to discontinued operations for these periods was $1.4, $2.6, and $3.2, respectively. Long-term incentive plan expenses include: (a) incentive plan expense that is paid in cash based on relative shareholder return, and (b) stock compensation expense. Stock compensation expense for the years ended December 31, 2012, 2011 and 2010 was $21.6, $17.4 and $15.3, respectively.

Stock Options

Presented below is a summary of Company stock option activity:

Shares (in Millions)	Shares	Weighted Average Exercise Price
Options outstanding at January 1, 2010	7.8	$32.21
Options exercisable at January 1, 2010	7.8	32.21
Granted	0.3	10.88
Exercised	—	11.74
Forfeited	(2.4)	31.14
Options outstanding at December 31, 2010	5.7	$31.66
Options exercisable at December 31, 2010	5.7	$31.66
Granted	0.7	13.79
Exercised	(0.2)	11.68
Forfeited	(2.3)	41.50
Options outstanding at December 31, 2011	3.9	$23.90
Options exercisable at December 31, 2011	3.2	$25.97
Granted	0.7	12.79
Exercised	(1.0)	11.62
Forfeited	(2.4)	31.33
Options outstanding at December 31, 2012	1.2	$12.91
Options exercisable at December 31, 2012	0.3	$11.86

Approximately one-half of the stock options granted during 2012 and 2011 vest in two years and the remaining vest in three years. The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. For the 2012 grants, the weighted average fair value at grant date of $3.43 per option granted included assumptions of a strike price of $12.79, a 30.74% implied volatility, an expected term of 4.5 years, a risk-free rate of 0.76%, and a dividend yield of 0.00%. These 2012 option grants resulted in stock compensation expense of $0.7 in 2012. For the 2011 grants, the weighted average fair value at grant date of $4.06 per option granted included assumptions of a strike price of $13.79, a 31.11% implied volatility, an expected term of 4.5 years, a risk-free rate of 2.12%, and a dividend yield of 0.00%. These 2011 option grants resulted in stock compensation expense of $0.3 in 2012 and $1.0 in 2011. Stock options were granted during 2010 that were fully vested at the time they were granted, resulting in compensation cost of approximately $1.1. Expected volatility is based on the unbiased standard deviation of the Company's common stock over the option term. The expected life of the options represents the period of time that the Company expects the options granted to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant of the option for the expected term of the instrument. The dividend yield reflects an estimate of dividend payouts over the term of the award.

The weighted average grant date fair value per share for the outstanding and exercisable options at December 31, 2012 was $4.73 and $3.99, respectively.

The following table summarizes the status of the Company stock options outstanding and exercisable at December 31, 2012:

Shares (in Millions)	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$0.0 to $11.55	0.2	1.2	$11.20	0.2	1.2	$11.20
$11.56 to $21.81	1.0	7.7	13.25	0.1	0.1	13.12
Total	1.2	6.6	$12.91	0.3	0.8	$11.86

The aggregate intrinsic value of stock options exercised was $3.3 in 2012, $0.7 in 2011 and $0.1 in 2010. The actual tax benefit realized from the exercised stock options was $0.7 in 2012, $0.1 in 2011 and less than $0.1 in 2010. The total grant date fair value of stock options that vested during 2010 was $1.1. No stock options vested during 2012 or 2011. As of December 31, 2012, the aggregate intrinsic value was $4.0 for both stock options outstanding and exercisable. Intrinsic value represents the

Company's closing price on the last trading day of the year in excess of the weighted average exercise price for those tranches of options with a weighted average exercise price less than the closing price multiplied by the number of options outstanding or exercisable.

Restricted Stock Units

During 2012, 2011 and 2010, the Company granted 1.6, 1.5 and 2.3 shares, respectively, of restricted stock units. The weighted average fair values of these grants were $13.11, $13.67 and $11.45, respectively. Included in the total grants were 0.6, 0.5 and 1.0 of performance-related restricted stock units for 2012, 2011 and 2010, respectively.

The 2012 and 2011 performance-related grants provide for payout based upon the extent to which the Company achieves certain EBITDA targets, as determined by the Compensation and Benefits Committee of the Board of Directors for this award, over a two-year period. Payout levels range from 50% to 200% of award shares earned. No payout can be earned if performance is below the minimum threshold level. Compensation cost related to these 2012 and 2011 grants will be adjusted based upon expected performance as compared to defined targets.

The 2010 performance-related grants provide for payout depending on the Company's relative total shareholder return in each respective year as compared to companies in the S&P 500 Index. The Company used a Monte Carlo simulation model to determine the fair value for performance-based restricted stock units granted during 2010. The assumptions used in this model are set forth in the table below. Expected volatilities for the 2010 performance awards were based on historical volatility and daily returns for the three-year period ended January 1, 2010 of the Company's stock and S&P 500 companies. For the 2010 performance awards, the total stock return for the Company over the performance period is based on comparing Convergys' average closing price from the fourth quarter of 2009 with the average expected closing price for the fourth quarter of 2012. For these awards, the total stock return of the S&P 500 companies is computed by comparing the average closing price of the S&P 500 companies from the fourth quarter of 2009 with the average expected closing price for the fourth quarter of 2012. The risk-free interest rate for the expected term of the award granted is based on the U.S. Treasury yield curve in effect at the time of grant.

	2010
Expected volatility	56.0%
Expected term (in years)	3.0
Risk-free interest rate	1.4%

The total compensation cost related to non-vested restricted stock and restricted stock units not yet recognized as of December 31, 2012 was approximately $14.7 based on current estimates of the performance metrics, which is expected to be recognized over a weighted average of 0.8 years. Changes to non-vested restricted stock and restricted stock units for the years ended December 31, 2012 and 2011 were as follows:

Shares (in millions)	Number of Shares	Weighted Average Fair Value at Date of Grant
Non-vested at December 31, 2010	4.2	$10.64
Granted	1.5	13.67
Vested	(0.6)	11.70
Forfeited	(1.2)	11.22
Non-vested at December 31, 2011	3.9	11.08
Granted	1.6	13.11
Vested	(2.2)	10.17
Forfeited	(0.8)	11.96
Non-vested at December 31, 2012	2.5	$12.91

The aggregate intrinsic value of non-vested restricted stock units was $41.7 at December 31, 2012.

11. Commitments and Contingencies

Commitments

The Company leases certain facilities and equipment used in its operations. Total rent expense was $66.0, $61.1 and $61.6 in 2012, 2011 and 2010, respectively.

At December 31, 2012, the total minimum rental commitments under non-cancelable operating leases are as follows:

2013	$ 66.2
2014	51.7
2015	46.1
2016	35.9
2017	33.5
Thereafter	27.9
Total	$261.3

At December 31, 2012, the Company had outstanding letters of credit of $27.9 related to performance and payment guarantees, of which $12.6 is set to expire by the end of 2012, $4.7 is set to expire within one to three years and $10.6 is set to expire after three years. The Company also had other bond obligations of $1.5 related to performance and payment guarantees.

At December 31, 2012, the Company had outstanding performance bond obligations of $30.0 related to performance and payment guarantees for the Company's former HR Management line of business. As part of the gain on disposition the Company recognized a liability equal to the present value of probability weighted cash flows of potential outcomes, a Level 3 fair value measurement. Although NorthgateArinso is obligated to indemnify the Company for any and all losses, costs, liabilities and expenses incurred related to these performance bonds, as of December 31, 2012 the Company maintains a liability of $1.0 for these obligations.

The Company also has purchase commitments with telecommunication providers of $17.3 in 2013.

Contingencies

The Company from time to time is involved in various loss contingencies, including legal contingencies that arise in the ordinary course of business. The Company accrues for a loss contingency when it is probable that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a materially adverse effect on the Company's results of operations or financial condition. However, the outcome of any litigation cannot be predicted with certainty. An unfavorable resolution of one or more pending matters could have a materially adverse impact on the Company's results of operations or financial condition in the future.

In November 2011, one of the Company's call center clients tendered a contractual indemnity claim to Convergys Customer Management Group, Inc., a subsidiary of the Company, relating to a putative class action captioned *Brandon Wheelock, individually and on behalf of a class and subclass of similarly situated individuals, v. Hyundai Motor America*, Orange County Superior Court, California, Case No. 30-2011-00522293-CU-BT-CJC. The lawsuit alleges that Hyundai Motor America violated California's telephone recording laws by recording telephone calls with customer service representatives without providing a disclosure that the calls might be recorded. Plaintiff is seeking, among other things, an order certifying the suit as a California class action, statutory damages, payment of attorneys' fees and pre- and post judgment interest. Convergys Customer Management Group, Inc. is not named as a defendant in the lawsuit and has not agreed to indemnify Hyundai. On March 5, 2012, the court sustained a demurrer filed by Hyundai to one of Plaintiff's causes of action, but overruled the demurrer as to the Plaintiff's other cause of action. On March 15, 2012, Plaintiff filed an amended complaint. Hyundai answered the amended complaint on April 16, 2012, by generally denying the allegations and asserting certain affirmative defenses. On May 7, 2012, Hyundai filed a motion for summary judgment based on Hyundai's claim that an exemption under the California recording laws were intended to exempt the type of recording done by Hyundai's call centers. On January 10, 2013, the court heard arguments on Hyundai's motion for summary judgment. On February 5, 2013, the court denied the motion. We anticipate the parties will discuss, among

other things, a schedule for discovery at a status hearing scheduled for February 27, 2013.

Given the early stage of this matter, the fact that Convergys Customer Management Group, Inc. is not named as a defendant in the lawsuit, and the fact that there has been no determination as to whether Convergys Customer Management Group, Inc. will be required to indemnify Hyundai, the likelihood of losses that may become payable under such claims, the amount of reasonably possible losses associated with such claims, and whether such losses may be material cannot be determined or estimated at this time. The Company has, therefore, not established as reserve with respect to this matter. The Company believes Convergys Customer Management Group, Inc., has meritorious defenses to Hyundai's demand for indemnification and also believes there are meritorious defenses to Plaintiff's claims in the lawsuit.

12. Financial Instruments

Derivative Instruments

The Company is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices. The Company's risk management strategy includes the use of derivative instruments to reduce the effects on its operating results and cash flows from fluctuations caused by volatility in currency exchange and interest rates.

The Company serves many of its U.S.-based clients using contact center capacity in the Philippines, India and Colombia. Although the contracts with these clients are typically priced in U.S. dollars, a substantial portion of the costs incurred to render services under these contracts are denominated in Philippine pesos (PHP), Indian rupees (INR) or Colombian pesos (COP), which represents a foreign exchange exposure. Beginning in 2011, the Company entered into a contract with a client priced in Australian dollars (AUD). The Company has hedged a portion of its exposure related to the anticipated cash flow requirements denominated in these foreign currencies by entering into forward exchange contracts and options with several financial institutions to acquire a total of PHP 15,360.0 at a fixed price of $349.6 at various dates through December 2015, INR 9,792.5 at a fixed price of $176.6 at various dates through December 2015 and COP 35,700.0 at a fixed price of $18.4 at various dates through December 2014, and to sell a total of AUD 44.7 at a fixed price of $45.7 at various dates through December 2013. These instruments mature within the next 36 months and had a notional value of $590.4 at December 31, 2012 and $619.8 at December 31, 2011. The derivative instruments discussed above are designated and are effective as cash flow hedges. The following table reflects the fair values of these derivative instruments:

	December 31,	
	2012	2011
Forward exchange contracts and options designated as hedging instruments		
Included within other current assets	**$16.4**	$13.0
Included within other non-current assets	**11.6**	3.9
Included within other current liabilities	**6.0**	11.2
Included within other long-term liabilities	**3.5**	8.1

The Company recorded a deferred tax liability of $7.1 and deferred tax benefit of $1.0 related to these derivatives at December 31, 2012 and 2011, respectively. A total of $11.4 of deferred gains and $1.5 of deferred losses, net of tax, related to these cash flow hedges at December 31, 2012 and 2011, respectively, were included in accumulated other comprehensive loss (OCL). As of December 31, 2012, deferred gains of $10.4 ($6.5 net of tax), on derivative instruments included in accumulated OCL are expected to be reclassified into earnings during the next 12 months. The following tables provide the effect of these derivative instruments on the Company's Consolidated Financial Statements for the year ended December 31, 2012 and 2011, respectively:

2012:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in OCL on Derivative (Effective Portion)	Gain (Loss) Reclassified from Accumulated OCL into Income (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCL into Income (Effective Portion)
Foreign exchange contracts . . .	$35.8	$14.8	Cost of providing services and products sold and Selling, general and administrative

2011:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in OCL on Derivative (Effective Portion)	Gain (Loss) Reclassified from Accumulated OCL into Income (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCL into Income (Effective Portion)
Foreign exchange contracts . . .	$(21.6)	$11.6	Cost of providing services and products sold and Selling, general and administrative

The gain recognized related to the ineffective portion of the derivative instruments was immaterial for the years ended December 31, 2012 and 2011.

During 2012, 2011 and 2010, the Company recorded net gains of $14.8 and $11.6 and a net loss of $0.5, respectively, related to the settlement of forward contracts and options which were designated as cash flow hedges.

The Company also enters into derivative instruments (forwards) to economically hedge the foreign currency impact of assets and liabilities denominated in nonfunctional currencies. During the year ended December 31, 2012, a loss of $0.4 was recognized related to changes in fair value of these derivative instruments not designated as hedges, compared to a loss of $0.2 in the same period in 2011. The gains and losses largely offset the currency gains and losses that resulted from changes in the assets and liabilities denominated in nonfunctional currencies. These gains and losses are classified within other income, net in the accompanying Consolidated Statements of Income. The fair value of these derivative instruments not designated as hedges at December 31, 2012, was immaterial to the Company's Consolidated Financial Statements.

A few of the Company's counterparty agreements related to derivative instruments contain provisions that require that the Company maintain collateral on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments in liability position at December 31, 2012 was $9.5 for which the Company has no posted collateral. Future downgrades in the Company's credit ratings and/or changes in the foreign currency markets could result in collateral to counterparties.

Short term Investments

In December 2011, the Company made investments in certain securities, included within short-term investments in the Consolidated Balance Sheets, which are held in a grantor trust for the benefit of participants of the executive deferred compensation plan, which was frozen during the fourth quarter of 2011. This investment was made in

securities reflecting the hypothetical investment balances of plan participants. As of December 31, 2012, the Company maintained investment securities with a fair value of $19.5 classified as trading securities. The investment securities include exchange-traded mutual funds, common stock of the Company and money market accounts. These securities are carried at fair value, with gains and losses, both realized and unrealized, reported in other income (expense), net in the Consolidated Statements of Income. The cost of securities sold is based upon the specific identification method. Interest and dividends on securities classified as trading are included in other income (expense), net.

Additionally, during 2012, the Company made investments in time deposits with maturities greater than 90 days and less than 180 days, included within short-term investments in the Consolidated Balance Sheets. As of December 31, 2012, the Company maintained short-term time deposits with a fair value of $64.3.

13. Fair Value Disclosures

U.S. GAAP defines a hierarchy which prioritizes the inputs in measuring fair value. The three levels of the fair value hierarchy are as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument; and Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value. A financial asset's or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

At December 31, 2012 and 2011, the Company had foreign currency forward contracts measured at fair value. The fair values of these instruments were measured using valuations based upon quoted prices for similar assets and liabilities in active markets (Level 2) and are valued by reference to similar financial instruments, adjusted for terms specific to the contracts. The derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011 were as follows:

	December 31, 2012	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives:				
Foreign currency forward contracts (asset position)	**$28.0**	$—	$28.0	$—
Foreign currency forward contracts (liability position)	**$ 9.6**	$—	$ 9.6	$—

	December 31, 2011	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives:				
Foreign currency forward contracts (asset position)	$16.9	$ —	$16.9	$ —
Foreign currency forward contracts (liability position)	$19.3	$ —	$19.3	$ —

The Company also had investment securities held in a grantor trust for the benefit of participants of the executive deferred compensation plan measured at fair value at December 31, 2012 and December 31, 2011. The fair value of these instruments was measured using the quoted prices in active markets for identical assets (Level 1). The assets measured at fair value on a recurring basis as of December 31, 2012 and December 31, 2011 were as follows:

	December 31, 2012	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment securities:				
Mutual funds	**$13.3**	$13.3	$ —	$ —
Convergys common stock	**4.9**	4.9	—	—
Money market accounts	**1.3**	1.3	—	—
Total	**$19.5**	$19.5	$ —	$ —

	December 31, 2011	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment securities:				
Mutual funds	$15.9	$15.9	$ —	$ —
Convergys common stock	5.1	5.1	—	—
Money market accounts	1.7	1.7	—	—
Total	$22.7	$22.7	$ —	$ —

The valuation technique used to measure the fair value of cash time deposits was based on quoted market prices or model driven valuations using significant inputs derived from or corroborated by observable market data. The assets measured at fair value on a recurring basis as of December 31, 2012 were as follows:

	December 31, 2012	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term Investments:				
Cash time deposits	**$64.3**	$ —	$64.3	$ —
Total	**$64.3**	$ —	$64.3	$ —

Fair values of cash equivalents and current accounts receivable and payable approximate the carrying amounts because of their short-term nature. The fair value of short-term debt approximates its recorded value because of its short-term nature.

14. Income Taxes

The Company's provision (benefit) for income taxes from continuing operations consists of the following:

	Year Ended December 31,		
	2012	2011	2010
Current:			
United States federal	**$(0.9)**	$ 79.7	$(10.0)
Foreign	**8.0**	11.0	5.2
State and local	**(1.8)**	0.3	(2.8)
Total current	**5.3**	91.0	(7.6)
Deferred:			
United States federal	**(4.7)**	13.3	(5.3)
Foreign	**(0.8)**	(4.7)	(6.0)
State and local	**1.3**	6.9	11.4
Total deferred	**(4.2)**	15.5	0.1
Total	**$ 1.1**	$106.5	$ (7.5)

The Company's combined pre-tax earnings from continuing operations relating to foreign subsidiaries or branches were $77.1, $52.0 and $63.4 during 2012, 2011 and 2010, respectively.

The following is a reconciliation of the statutory federal income tax rate with the effective tax rate from continuing operations for the tax expense in 2012, 2011 and 2010:

	Year Ended December 31,		
	2012	2011	2010
U.S. federal statutory rate	**35.0%**	35.0%	35.0%
Permanent differences	**12.4**	1.6	3.1
State and local income taxes, net of federal income tax	**(3.4)**	0.9	(4.7)
International rate differential, including tax holidays	**(54.2)**	(3.3)	17.0
Foreign valuation allowances	**(4.9)**	1.3	(0.1)
Impairments	**46.5**	—	(44.6)
Adjustments for uncertain tax positions	**(1.8)**	4.7	(1.4)
Restructuring	**(9.2)**	(10.6)	—
Tax credits and other	**(16.5)**	(2.2)	2.1
Effective rate	**3.9%**	27.4%	6.4%

The 23.5% decrease in the income tax rate in 2012 is primarily due to a shift in the geographical mix of worldwide income which was partially offset by the non-deductibility of goodwill impairments and the impact of internal restructurings. The Company's foreign taxes for 2012, 2011 and 2010 included \$3.5, \$2.5 and \$9.6, respectively, of benefit derived from tax holidays in the Philippines, India and Costa Rica. This resulted in a (11.6)%, (0.7)% and 8.3% impact to the effective tax rate in 2012, 2011 and 2010, respectively. The Company's foreign taxes for 2012, 2011 and 2010 include \$0.0, \$0.9 and \$7.5, respectively, related to a tax holiday in India which expired March 2011. The tax holidays in the Philippines were scheduled to expire by December 2012. The Company has applied for one- or two-year extensions of the Philippine tax holidays in accordance with local law.

The components of deferred tax assets and liabilities are as follows:

	At December 31,	
	2012	2011
Deferred tax assets:		
Loss and credit carryforwards	**\$ 54.1**	\$ 93.2
Pension and employee benefits	**50.9**	76.4
Restructuring charges	**2.4**	0.9
Deferred revenue	**3.9**	3.2
Foreign currency hedge	**(7.2)**	0.7
Other	**43.1**	43.0
Valuation allowances	**(19.7)**	(21.3)
Total deferred tax assets	**127.5**	196.1
Deferred tax liabilities:		
Depreciation and amortization	**163.2**	155.2
Deferred implementation costs	**1.4**	0.4
Contingent debt and accrued interest	**50.4**	44.0
Foreign currency hedge	**—**	—
Other	**22.9**	28.5
Total deferred tax liabilities	**237.9**	228.1
Net deferred tax (liabilities) / assets	**\$(110.4)**	\$(32.0)

Deferred tax assets and liabilities in the preceding table, after netting by taxing jurisdiction, are in the following captions in the Consolidated Balance Sheets at December 31, 2012 and 2011.

	At December 31,	
	2012	2011
Current deferred tax asset	**\$ 8.9**	\$ 44.8
Non-current deferred tax asset	**19.2**	26.1
Current deferred tax liability	**2.0**	1.9
Non-current deferred tax liability	**136.5**	101.0
Total deferred tax (liability)/asset	**(110.4)**	(32.0)

As of December 31, 2012 and 2011, \$0.3 and \$14.3, respectively, of the valuation allowances relate to the Company's foreign operations. Of these amounts, \$12.9 related to discontinued operations in 2011.

As of December 31, 2012, the Company has federal, state, and foreign operating loss carryforwards of \$49.5, \$1,056.7 and \$33.1, respectively. The federal operating

loss carryforwards and state operating loss carryforwards expire between 2017 and 2027. The foreign operating loss carryforwards include $26.8 with no expiration date; the remainder will expire between 2013 and 2027. The federal and state operating loss carryforwards include losses of $49.5 and $107.6, respectively, that were acquired in connection with business combinations. Utilization of the acquired federal and state tax loss carryforwards may be limited pursuant to Section 382 of the Internal Revenue Code of 1986. At December 31, 2012, the Company also had $0.9 in state tax credits that expire at December 31, 2013.

The Company has not provided for U.S. federal income taxes or foreign withholding taxes on $443.4 of undistributed earnings of its foreign subsidiaries at December 31, 2012, because such earnings are intended to be reinvested indefinitely. It is not practicable to determine the amount of applicable taxes that would be due if such were distributed.

As of December 31, 2012 and 2011, the liability for unrecognized tax benefits was $54.0 and $112.3, respectively, including $19.1 and $23.5 of accrued interest and penalties, and is recorded within the other long-term liabilities in the accompanying Consolidated Balance Sheets. The total amount of net unrecognized tax benefits that would affect income tax expense, if ever recognized in the Consolidated Financial Statements, is $45.5. This amount includes net interest and penalties of $17.3. The Company's policy is to recognize interest and penalties accrued on unrecognized tax benefits as part of income tax expense. During the year ended December 31, 2012, the Company recognized a benefit of $2.9 related to the reversal of prior period accruals, net of current year interest and penalties, and $3.0 in interest and penalties for the year ended December 31, 2011.

A reconciliation of the beginning and ending total amounts of unrecognized tax benefits (exclusive of interest and penalties) is as follows:

	2012	2011
Balance at January 1	**$ 88.8**	$63.9
Additions based on tax positions related to the current year	**0.5**	26.7
Additions for tax positions of prior years	**2.8**	—
Reductions for tax positions of prior years	**(15.8)**	(1.5)
Settlements	**(40.0)**	2.4
Lapse of statutes	**(1.4)**	(2.7)
Balance at December 31	**$ 34.9**	$88.8

The liability for unrecognized tax benefits related to discontinued operations at December 31, 2012 and 2011 was $11.8 and $62.7, respectively.

The decrease in the liability for unrecognized tax benefits was largely due to resolution of tax audits and the lapsing of the statue of limitations in federal, state and foreign jurisdictions. The Company is currently attempting to resolve income tax audits relating to prior years in various jurisdictions. The Company has received assessments from these jurisdictions related to transfer pricing and deductibility of expenses. The Company believes that it is appropriately reserved with regard to these assessments as of December 31, 2012. Furthermore, the Company believes that it is reasonably possible that the total amounts of unrecognized tax benefits will decrease between $3.0 and $10.0 prior to December 31, 2013, based upon resolution of audits; however, actual developments could differ from those currently expected.

The Company files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With a few exceptions, the Company is no longer subject to examinations by tax authorities for years before 2002.

15. Additional Financial Information

	At December 31,	
	2012	2011
Property and equipment, net:		
Land	**$ 12.7**	$ 18.4
Buildings	**107.7**	221.8
Leasehold improvements	**180.6**	160.2
Equipment	**524.1**	478.1
Software	**305.5**	276.4
Construction in progress and other	**33.4**	27.5
	1,164.0	1,182.4
Less: Accumulated depreciation	**(884.8)**	(838.5)
	$ 279.2	$ 343.9
Payables and other current liabilities:		
Accounts payable	**$ 50.6**	$ 41.9
Accrued taxes	**21.2**	42.0
Accrued payroll and related expenses	**85.6**	87.1
Derivative liabilities	**6.1**	11.2
Accrued expenses, other	**85.7**	67.4
Restructuring and exit costs	**5.5**	1.8
Deferred revenue and government grants	**31.1**	46.3
	$ 285.8	$ 297.7
Accumulated other comprehensive (loss) income:		
Foreign currency translation adjustments	**$ 36.4**	$ 14.1
Pension liability, net of tax benefit of $35.1 and $35.7	**(58.3)**	(59.3)
Unrealized gain (loss) on hedging activities, net of tax (expense) benefit ($7.1) and $1.0	**11.4**	(1.5)
	$ (10.5)	$ (46.7)

16. Industry Segment and Geographic Operations

Industry Segment Information

As a result of the change in classification of the Information Management business to discontinued operations, the change in our Chief Executive Officer in the fourth quarter, and in order to reflect the internal financial reporting structure and operating focus of our new management team and chief operating decision maker, we will report operating results and assets and liabilities as a single segment on a consolidated basis. Segment information for previous periods has been reclassified to conform to the current reporting structure.

Geographic Operations

The following table presents certain geographic information regarding the Company's operations:

	Year Ended December 31,		
	2012	2011	2010
Revenues:			
North America	**$1,836.4**	$1,790.1	$1,716.3
Rest of World	**168.6**	143.1	147.0
	$2,005.0	$1,933.2	$1,863.3

	At December 31,	
	2012	2011
Long-lived Assets:		
North America	**$849.3**	$ 957.4
Rest of World	**88.0**	102.6
Held for Sale	**—**	319.7
	$937.3	$1,379.7

Concentrations

The Company derives significant revenues from AT&T. Revenues from AT&T were 23.1%, 23.4% and 23.0% of the Company's consolidated revenues from continuing operations for 2012, 2011 and 2010, respectively. Related accounts receivable from AT&T totaled $73.0 and $82.0 at December 31, 2012 and 2011, respectively. The Company also derives significant revenues from DIRECTV and Comcast. Revenues for DIRECTV were 12.3%, 11.8% and 8.6% of the Company's consolidated revenues from continuing operations for 2012, 2011 and 2010, respectively. Revenues for Comcast were 12.4%, 12.0% and 10.5% of the Company's consolidated revenues from continuing operations for 2012, 2011 and 2010, respectively.

17. Quarterly Financial Information (Unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
2012:					
Revenues	**$497.5**	**$491.1**	**$507.6**	**$508.8**	**$2,005.0**
Operating income (loss)	**29.0**	**(60.5)** (a)	**39.1**	**31.0**	**38.6**
Net income (loss) from continuing operations	**21.4**	**(53.7)** (a)	**30.3**	**30.2**	**28.2**
Net income (loss) from discontinued operations	**4.7**	**68.3**	**(2.4)**	**1.8**	**72.4**
Net income	**26.1**	**14.6**	**27.9**	**32.0**	**100.6**
Basic earnings (loss) per share:					
Continuing operations	**$ 0.19**	**$ (0.47)**	**$ 0.27**	**$ 0.28**	**$ 0.25**
Discontinued operations	**0.04**	**0.60**	**(0.02)**	**0.02**	**0.65**
Net basic earnings per common share	**$ 0.23**	**$ 0.13**	**$ 0.25**	**$ 0.30**	**$ 0.90**
Diluted earnings (loss) per share					
Continuing operations	**$ 0.18**	**$ (0.47)**	**$ 0.26**	**$ 0.27**	**$ 0.24**
Discontinued operations	**0.04**	**0.60**	**(0.02)**	**0.02**	**0.62**
Net basic earnings per common share	**$ 0.22**	**$ 0.13**	**$ 0.24**	**$ 0.29**	**$ 0.86**

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
2011:					
Revenues	$464.8	$474.6	$493.3	$500.5	$1,933.2
Operating income	24.7	26.4	28.1	30.9	110.1
Net income from continuing operations	27.9	24.0	191.3	39.3	282.5
Net income from discontinued operations	7.0	7.7	22.4	15.2	52.3
Net income	34.9	31.7	213.7	54.5	334.8
Basic earnings per share:					
Continuing operations	$ 0.23	$ 0.20	$ 1.59	$ 0.33	$ 2.35
Discontinued operations	0.06	0.06	0.19	0.13	0.44
Net basic earnings per common share	$ 0.29	$ 0.26	$ 1.78	$ 0.46	$ 2.79
Diluted earnings per share					
Continuing operations	$ 0.22	$ 0.19	$ 1.57	$ 0.33	$ 2.30
Discontinued operations	0.06	0.07	0.18	0.12	0.42
Net basic earnings per common share	$ 0.28	$ 0.26	$ 1.75	$ 0.45	$ 2.72

(a) Includes asset impairment charge of $88.6.

The sum of the quarterly earnings (loss) per common share may not equal the annual amounts reported because per share amounts are computed independently for each quarter and for full year based on respective weighted-average common shares outstanding and other dilutive potential common shares.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

No disagreements with accountants on any accounting or financial disclosure or auditing scope or procedure occurred during 2012.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer evaluated, together with General Counsel, the Chief Accounting Officer and other key members of management, the effectiveness of design and operation of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Act)) as of the year ended December 31, 2012 (Evaluation Date). Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of the Evaluation Date such that the information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure, and are effective to ensure that such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Changes in Internal Control

There have been no changes in the Company's internal control over financial reporting that occurred during the fourth quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Management

Attestation Report on Internal Control Over Financial Reporting

Management's Responsibilities for and Audit Committee Oversight of the Financial Reporting Process

The management of Convergys Corporation is responsible for the preparation, integrity and fair presentation of the Consolidated Financial Statements and all related information appearing in this Annual Report. The Consolidated Financial Statements and notes have been prepared in conformity with accounting principles generally accepted in the United States and include certain amounts, which are estimates based upon currently available information, and management's judgment of current conditions and circumstances.

The Audit Committee, consisting entirely of independent directors, meets regularly with management, the compliance officer, internal auditors and the independent registered public accounting firm, and reviews audit plans and results, as well as management's actions taken in discharging responsibilities for accounting, financial reporting and internal control. Ernst & Young LLP, independent registered public accounting firm, and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.

Management's Report on Internal Control over Financial Reporting

Convergys' management is also responsible for establishing and maintaining adequate internal control over financial reporting that is designed to produce reliable Financial Statements in conformity with accounting principles generally accepted in the United States. The system of internal control over financial reporting is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any internal control system, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and may not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to Financial Statement preparation and presentation.

Convergys' management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on its assessment, management has concluded that, as of December 31, 2012, the Company's internal control over financial reporting is effective based on those criteria.

Convergys engaged Ernst & Young LLP in 2012 to perform an integrated audit of the Consolidated Financial Statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Their report appears on page 42. Additionally, Ernst & Young LLP has issued an audit report on the Company's internal control over financial reporting. That report appears on page 85.

/s/ Andrea J. Ayers
Andrea J. Ayers
Chief Executive Officer

/s/ Andre S. Valentine
Andre S. Valentine
Chief Financial Officer

February 21, 2013

Report of Independent Registered Public Accounting Firm and Item 9B.

The Board of Directors and Shareholders of Convergys Corporation

We have audited Convergys Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Convergys Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Report of Management." Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Convergys Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Convergys Corporation as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 21, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP
Cincinnati, Ohio
February 21, 2013

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 with respect to directors, the Audit Committee of the Board of Directors, Audit Committee financial experts, Financial Code of Ethics and Section 16 compliance is incorporated herein by reference to the Company's proxy statement relating to its annual meeting of shareholders to be held on April 26, 2013. See "Corporate Governance," "Board of Directors and Committees," "Election of Directors" and "Share Ownership" sections in the Company's proxy statement.

Certain information concerning the executive officers of the Company is contained on page 15 of this Form 10-K.

Item 11. Executive Compensation

The information required by Item 11 is incorporated herein by reference to the Company's proxy statement relating to its annual meeting of shareholders to be held on April 26, 2013. See "Compensation and Benefits Committee Report," "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards," "Outstanding Equity Awards at Fiscal Year End," "Option Exercises and Stock Vested," "Pension Benefits," Non-Qualified Deferred Compensation," "Payments Upon Termination or In Connection With Change of Control," and "Director Compensation" sections of the Company's proxy statement. See also "Compensation and Benefits Committee Interlocks and Insider Participation" under the "Corporate Governance" section in the proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The share ownership of certain beneficial owners, directors and officers is incorporated herein by reference to the Company's proxy statement relating to its annual meeting of shareholders to be held on April 26, 2013. See "Share Ownership" section of the Company's proxy statement.

The remaining information called for by this Item relating to "securities authorized for issuance under equity compensation plans" is incorporated by reference to Note 10 of the Notes to Consolidated Financial Statements.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Relationships and related transactions section, and director independence is incorporated herein by reference to the Company's proxy statement relating to its annual meeting of shareholders to be held on April 26, 2013. See "Related Party Transactions" under the "Corporate Governance" section and "Director Independence" under the "Board of Directors and Committees" section of the Company's proxy statement.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 is incorporated by reference to the Company's proxy statement relating to its annual meeting of shareholders to be held on April 26, 2013. See "Audit Fees" section of the Company's proxy statement.

PART IV

Item 15. Exhibits, Financial Statement Schedule

Item 15(a)(1) and (2). List of Financial Statements and Financial Statement Schedule

The following consolidated financial statements of Convergys are included in Item 8:

	Page
(1) Consolidated Financial Statements:	
Report of Independent Registered Public Accounting Firm	42
Consolidated Statements of Income	43
Consolidated Statements of Comprehensive Income (Loss)	44
Consolidated Balance Sheets	45
Consolidated Statements of Cash Flows	46
Consolidated Statements of Shareholders' Equity	47
Notes to Consolidated Financial Statements	48
(2) Financial Statement Schedule:	
II—Valuation and Qualifying Accounts	88

Financial statement schedules other than that listed above have been omitted because the required information is not required or applicable.

CONVERGYS CORPORATION
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(Millions of Dollars

COL. A	COL. B	COL. C		COL. D	COL. E
		Additions			
Description	Balance at Beginning of Period	(1) Charged to Expense	(2) Charged to Other Accounts	Deductions	Balance at End of Period
Year 2012					
Allowance for Doubtful Accounts	**$ 9.3**	**$11.9**	**$ —**	**$15.3 [a]**	**$ 5.9**
Deferred Tax Asset Valuation Allowance	**$21.3**	**$ 4.2 [b]**	**$ —**	**$ 5.8 [c]**	**$19.7**
Year 2011					
Allowance for Doubtful Accounts	$ 8.4	$ 13.4	$(0.2)	$ 12.3 [a]	$ 9.3
Deferred Tax Asset Valuation Allowance	$ 20.7	$ 2.6 [b]	$ —	$ 2.0 [d]	$ 21.3
Year 2010					
Allowance for Doubtful Accounts	$ 10.5	$ 10.1	$ —	$ 12.2 [a]	$ 8.4
Deferred Tax Asset Valuation Allowance	$ 20.8	$ 3.7 [b]	$ —	$ 3.8 [e]	$ 20.7

[a] Primarily includes amounts written-off as uncollectible.

[b] Amounts relate to valuation allowances recorded for state operating loss carryforwards, foreign operating loss carryforwards and capital loss carryforwards.

[c] Primarily includes the release of foreign valuation allowances related to the utilization of foreign net operating losses in the current year and adjustment of valuation related to state tax credits.

[d] Primarily includes the release of state valuation allowances related to the utilization of state net operating losses in the current year and adjustment of valuation related to state tax credits.

[e] Primarily includes the release of state valuation allowances related to the utilization of state net operating losses in the current year, adjustment of valuation related to state tax credits and capital loss carryforwards.

(3) Exhibits:

Exhibits identified in parenthesis below, on file with the Securities and Exchange Commission (SEC), are incorporated herein by reference as exhibits hereto.

Exhibit Number

3.1 Amended Articles of Incorporation of the Company. (Incorporated by reference from Exhibit 3.1 to Form 10-Q filed on May 5, 2010.)

3.2 Amended and Restated Code of Regulations of Convergys Corporation. (Incorporated by reference from Exhibit 3.1 to Form 8-K filed on May 2, 2011.)

4.1 Indenture, dated October 13, 2009, by and between Convergys Corporation and U.S. Bank National Association, as trustee, relating to Convergys Corporation's 5.75% Junior Subordinated Convertible Debentures due 2029. (Incorporated by reference from Exhibit 4.1 to Form 8-K filed October 13, 2009.)

4.2 Form of 5.75% Junior Subordinated Convertible Debenture due 2029. (Incorporated by reference from Exhibit 4.1 to Form 8-K filed October 13, 2009.)

4.3 Convergys Corporation Retirement and Savings Plan as amended and restated dated January 28, 2008. (Incorporated by reference from Exhibit 10.17 to Form 10-K filed on February 27, 2009.) *

4.4 Amendment to Convergys Corporation Retirement and Savings Plan dated March 31, 2008. (Incorporated by reference from Exhibit 10.18 to Form 10-K filed on February 27, 2009.) *

4.5 Amendment to Convergys Corporation Retirement and Savings Plan dated December 23, 2008. (Incorporated by reference from Exhibit 10.19 to Form 10-K filed on February 27, 2009.) *

10.1 Termination of a Material Definitive Agreement, dated May 31, 2012, in connection with the Company's purchase of its leased office facility in Orlando, Florida, and discharge of the related capital lease. (Incorporated by reference from Form 8-K filed on June 1, 2012.)

10.2 Stock and Asset Purchase Agreement, dated March 22, 2012, among the Company, NEC Corporation and NetCracker Technology Corporation. (Incorporated by reference from Exhibit 2.1 to Form 8-K, filed on March 27, 2012.)

10.3 $300,000,000 Four-Year Competitive Advance and Revolving Credit Facility Agreement dated as of March 11, 2011 among Convergys Corporation, The Lenders Party Hereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent and BNP Paribas, The Bank of Nova Scotia, PNC Bank, National Association, and Wells Fargo Bank, N.A., as Co-Documentation Agents. (Incorporated by reference from Exhibit 10.1 to Form 8-K filed on March 16, 2011.)

10.4 Guarantee and Contribution Agreement dated as of March 11, 2011, among Convergys Corporation and JPMorgan Chase Bank, N.A., as administrative agent for the Lenders party to the $300,000,000 Four-Year Competitive Advance and Revolving Credit Facility Agreement dated as of March 11, 2011. (Incorporated by reference from Exhibit 10.2 to Form 8-K filed on March 16, 2011.)

10.5 Amendment No. 1 to Certain Operative Agreements, dated as of April 21, 2011, by and among Convergys Corporation, the Guarantors, Wachovia Development Corporation, the various banks and other lending institutions party thereto as lenders, and Wells Fargo Bank, National Association. (Incorporated by reference from exhibit 10.1 to Form 8-K filed on April 27, 2011.)

10.6 Form of Joinder Agreement, dated as of April 21, 2011, by and among Asset Ohio Fourth Street LLC, Brite Voice Systems, Inc., Convergys Cellular Systems Company, Convergys Customer Management Group Canada Holding Inc., Convergys Customer Management International Inc., and Convergys Finance Corp. as Subsidiary Guarantors, Convergys Corporation as Lessee, and Wells Fargo Bank, National Association, as Agent. Each of the Subsidiary Guarantors executed a Joinder Agreement identical in all material respects to the copy filed herewith except as to the Subsidiary

Guarantor party thereto. (Incorporated by reference from exhibit 10.2 to Form 8-K filed on April 27, 2011.)

10.7 Purchase Agreement, dated June 2, 2011, among Convergys Cellular Systems Company, New Cingular Wireless PCS, LLC and SBC Tower Holdings LLC. (Incorporated by reference from Exhibit 2.1 to Form 8-K filed on June 3, 2011.)

10.8 Amendment No. 3 to Receivables Purchase Agreement, dated as of June 24, 2011, among Convergys Corporation, as initial Servicer and Performance Guarantor, Convergys Funding Inc., as Seller, Liberty Street Funding LLC, The Bank of Nova Scotia, as Purchaser and Scotiabank Group Agent, and Wells Fargo Bank, N.A., successor by merger to Wachovia Bank, National Association, as Purchaser and Administrative Agent. (Incorporated by reference from Exhibit 10.1 to Form 8-K filed on June 29, 2011.)

10.9 Convergys Corporation Deferred Compensation and Long-Term Incentive Plan Award Deferral Plan for Non-Employee Directors as amended and restated effective February 24, 2004. (Incorporated by reference from Exhibit 10.24 to Form 10-Q filed on August 9, 2004.) *

10.10 Convergys Corporation Deferred Compensation Plan for Non-Employee Directors dated August 26, 2008. (Incorporated by reference from Exhibit 10.2 to Form 10-Q filed on November 5, 2008.) *

10.11 Convergys Corporation Long-Term Incentive Plan as amended and restated effective as of April 22, 2008. (Incorporated by reference from Exhibit 10.4 to Form 10-Q filed on May 7, 2008.) *

10.12 Amendment to Convergys Corporation Long-Term Incentive Plan dated as of January 28, 2011. (Incorporated by reference to Exhibit 10.52 to Form 10-K filed on February 23, 2012.) *

10.13 Convergys Corporation Supplemental Executive Retirement Plan amended effective February 20, 2007. (Incorporated by reference from Exhibit 10.1 to Form 10-Q filed on August 7, 2007.) *

10.14 Convergys Corporation Supplemental Executive Retirement Plan as amended dated August 26, 2008. (Incorporated by reference from Exhibit 10.3 to Form 10-Q filed on November 5, 2008.) *

10.15 Amendment to Convergys Corporation Supplemental Executive Retirement Plan dated December 22, 2011. (Incorporated by reference from Exhibit 10.12 to Form 10-K filed on February 23, 2012.) *

10.16 Convergys Corporation Executive Deferred Compensation Plan as amended October 29, 2001. (Incorporated by reference from Exhibit 10.9 to Form 10-K filed on February 28, 2008.) *

10.17 Convergys Corporation Executive Deferred Compensation Plan as amended effective February 24, 2004. (Incorporated by reference from Exhibit 10.25 to Form 10-Q filed on August 9, 2004.) *

10.18 Convergys Corporation Executive Deferred Compensation Plan as amended dated December 21, 2005. (Incorporated by reference from Exhibit 10.14 to Form 10-K filed on February 27, 2009.) *

10.19 Convergys Corporation Executive Deferred Compensation Plan as amended dated October 21, 2008. (Incorporated by reference from Exhibit 10.15 to Form 10-K filed on February 27, 2009.) *

10.20 Amendment to Convergys Corporation Executive Deferred Compensation Plan dated April 1, 2011. (Incorporated by reference to Exhibit 10.50 to Form 10-K filed on February 23, 2012.) *

10.21 Amendment to Convergys Corporation Executive Deferred Compensation Plan dated December 22, 2011. (Incorporated by reference from Exhibit 10.17 to Form 10-K filed on February 23, 2012.) *

10.22 Convergys Corporation Employee Stock Purchase Plan. (Incorporated by reference from Appendix IV of Convergys Corporation's Definitive Schedule 14A filed on March 12, 2004.) *

10.23 Convergys Corporation Canadian Employee Share Plan. (Incorporated by reference from Exhibit 4.2.1 to Form S-8 Registration Statement (File No. 333-86137) filed on December 29, 1999.) *

10.24 Convergys Corporation Annual Executive Incentive Plan, as Amended and Restated, Effective on February 2, 2012. (Incorporated by reference from Exhibit 10.2 to Form 10-Q filed on May 8, 2012.)

10.25 Convergys Corporation Qualified and Non-Qualified Pension Plan as amended and restated dated January 28, 2008. (Incorporated by reference from Exhibit 10.22 to Form 10-K filed on February 27, 2009.) *

10.26 Amended Convergys Corporation Qualified and Non-Qualified Pension Plan dated March 31, 2008. (Incorporated by reference from Exhibit 10.23 to Form 10-K filed on February 27, 2009.) *

10.27 Amended Convergys Corporation Qualified and Non-Qualified Pension Plan dated December 17, 2008. (Incorporated by reference from Exhibit 10.24 to Form 10-K filed on February 27, 2009.) *

10.28 Amendment to Convergys Corporation Qualified and Non-Qualified Pension Plan dated June 29, 2011. (Incorporated by reference to Exhibit 10.51 to Form 10-K filed on February 23, 2012.) *

10.29 2012 Form of Executive Officer Severance Agreement. (Incorporated by reference from Exhibit 10.4 to Form 10-Q filed on July 31, 2012.) *

10.30 2012 Convergys Corporation Senior Executive Severance Pay Plan (Incorporated by reference from Exhibit 10.1 to Form 8-K filed on October 25, 2012.) *

10.31 2009 Form of Time-Based Restricted Stock Unit Award Agreement for Employees. (Incorporated by reference from exhibit (10.45) to Form 10-K filed on February 26, 2010.)*

10.32 2009 Form of Performance-Based Stock Unit Award Agreement. (Incorporated by reference from exhibit (10.46) to Form 10-K filed on February 26, 2010.)*

10.33 2009 Form of Performance-Based Restricted Stock Unit Award Agreement. (Incorporated by reference from exhibit (10.47) to Form 10-K filed on February 26, 2010.)*

10.34 2011 Form of Time-Based Restricted Stock Unit Award Agreement for Employees (Incorporated by reference from Exhibit 10.41 to Form 10-K filed on February 25, 2011).*

10.35 2011 Form of Performance-Based Restricted Stock Unit Award Agreement for Employees (Incorporated by reference from Exhibit 10.42 to Form 10-K filed on February 25, 2011).*

10.36 2011 Form of Stock Option Award Agreement for Employees (Incorporated by reference from Exhibit 10.43 to Form 10-K filed on February 25, 2011).*

10.37 Trust Agreement, dated as of December 23, 2011, between Convergys Corporate and Fidelity Management Trust Company for the Convergys Corporation Executive Deferred Compensation Plan and Convergys Corporate Deferred Compensation Plan for Non-Employee Directors Trust. (Incorporated by reference from Exhibit 10.42 to Form 10-K file on February 23, 2012.) *

10.38 Amended and Restated Participation Agreement, dated as of June 30, 2010, between Convergys Corporation, Various Guarantors, Wachovia Development Corporation, as the Borrower and Lessor, Various Credit Lenders, Various Mortgage Lenders and Wells Fargo Bank, National Association, as Agent. (Incorporated by reference from Exhibit 10.2 to Form 10-Q filed on August 9, 2010.)

10.39 Second Amended and Restated Lease Agreement, dated as of June 30, 2010, between Wachovia Development Corporation and Convergys Corporation. (Incorporated by reference from Exhibit 10.3 to Form 10-Q filed on August 9, 2010.)

10.40 Amended and Restated Security Agreement, dated as of June 30, 2010, between Wachovia Development Corporation and Wells Fargo Bank, National Association and accepted and agreed to by Convergys Corporation. (Incorporated by reference from Exhibit 10.4 to Form 10-Q filed on August 9, 2010.)

10.41 Assignment and Recharacterization Agreement, dated as of June 30, 2010, between Convergys Corporation, Existing Guarantors, Wachovia Development Corporation, Existing Credit Note Purchasers, Existing Debt Providers, Wells Fargo Bank, National Association, Wachovia Development Corporation and the Lenders. (Incorporated by reference from Exhibit 10.5 to Form 10-Q filed on August 9, 2010.)

10.42 Amended and Restated Letter Agreement, dated October 30, 2012, between the Company and Jeffrey H. Fox.

10.43 Receivables Sales Agreement, dated as of June 30, 2009, between Convergys Corporation, as Originator, and Convergys Funding Inc., as Buyer. (Incorporated by reference from Exhibit 10.1 to Form 10-Q filed on August 4, 2009.)

10.44 Receivables Purchase Agreement, dated as of June 30, 2009, among Convergys Funding Inc. as Seller, Convergys Corporation as Services, Wachovia Bank, National Association, Liberty Street Funding LLC, the Bank of Nova Scotia, The Bank of Nova Scotia as Scotiabank Group Agent, and Wachovia Bank, National Association as Administrative Agent. (Incorporated by reference from Exhibit 10.2 to Form 10-Q filed on August 4, 2009.)

12 Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends.

21 Subsidiaries of Convergys Corporation.

23 Consent of Ernst & Young LLP, Independent Registered Public accounting for the Company.

24 Powers of Attorney.

31.1 Rule 13a –14(a) Certification by Chief Executive Officer.

31.2 Rule 13a –14(a) Certification by Chief Financial Officer.

32.1 Certification by Chief Executive Officer of Periodic Financial Reports Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification by Chief Financial Officer of Periodic Financial Reports Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101 The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 21, 2013, formatted in XBRL: (i) Consolidated Statements of Operations and Comprehensive Income (Loss), (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Cash Flows, (iv) the Notes to Condensed Consolidated Financial Statements, tagged as blocks of text.

* Management contract or compensatory plan or arrangement.

Item 15(b) and (c). Exhibits and Financial Statement Schedule

The responses to these portions of Item 15 are submitted as a separate section of this report.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERGYS CORPORATION

February 21, 2013

By /s/ Andre S. Valentine
Andre S. Valentine
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ ANDREA J. AYERS Andrea J. Ayers	DirectorPrincipal Executive Officer; Chief Executive Officer and Director	February 21, 2013
/s/ ANDRE S. VALENTINE Andre S. Valentine	Principal Financial Officer; Chief Financial Officer	February 21, 2013
/s/ TAYLOR C. GREENWALD Taylor C. Greenwald	Chief Accounting Officer; Vice President and Controller	February 21, 2013
JOHN F. BARRETT* John F. Barrett	Director	
RICHARD R. DEVENUTI* Richard R. Devenuti	Director	
JEFFREY H. FOX* Jeffrey H. Fox	Executive Chairman	
JOSEPH E. GIBBS* Joseph E. Gibbs	Director	
JOAN E. HERMAN* Joan E. Herman	Director	
THOMAS L. MONAHAN III* Thomas L. Monahan III	Director	
RONALD L. NELSON* Ronald L. Nelson	Director	
PHILIP A. ODEEN* Philip A. Odeen	Director	
RICHARD F. WALLMAN* Richard F. Wallman	Director	
*By: /s/ Andre S. Valentine Andre S. Valentine as attorney-in-fact		February 21, 2013

Certification

I, Andrea J. Ayers, certify that:

1. I have reviewed this annual report on Form 10-K of Convergys Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2013

/s/ Andrea J. Ayers

Andrea J. Ayers
Chief Executive Officer

Certification

I, Andre S. Valentine, certify that:

1. I have reviewed this annual report on Form 10-K of Convergys Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2013

/s/ Andre S. Valentine
Andre S. Valentine
Chief Financial Officer

Annual CEO Certification

(Section 303A.12(a))

As the Chief Executive Officer of Convergys Corporation, and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE's Corporate Governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed as an attachment hereto.

By:/s/ Andrea J. Ayers

Andrea J. Ayers
Chief Executive Officer
February 21, 2013

Board of Directors

Andrea J. Ayers [1]
President and Chief Executive Officer
of the Company

John F. Barrett [1, 3, 5*]
Chairman, President and
Chief Executive Officer
Western & Southern
Financial Group, Inc.

Richard R. Devenuti [2]
President, Information
Intelligence Group
EMC^2 Corporation

Jeffrey H. Fox [1*]
Executive Chairman of the Board

Joseph E. Gibbs [1, 4*, 5]
Chairman
Gibbs Investments, LLC

Joan E. Herman [2]
President and Chief Executive Officer
Herman & Associates LLC

Thomas L. Monahan III [1, 2, 3*]
Chairman and
Chief Executive Officer
CEB

Ronald L. Nelson [4, 5]
Chairman and
Chief Executive Officer
Avis Budget Group, Inc.

Philip A. Odeen [3, 4]
Non-Executive Chairman
of The AES Corporation

Richard F. Wallman [1, 2*, 5]
Retired Senior Vice President
Chief Financial Officer
Honeywell International, Inc.

*Committee Chair
Committees: 1 Executive 2 Audit 3 Governance and Nominating 4 Compensation and Benefits 5 Finance

North America

World Headquarters
201 East Fourth Street
Cincinnati, Ohio 45202
+1 513 723 7000
+1 888 284 9900

United States

Arizona
Tucson

California
San Jose

Colorado
Denver
Pueblo

Florida
Ft. Lauderdale
Jacksonville
Orlando

Georgia
Valdosta

Idaho
Pocatello

Indiana
Columbus

Kansas
Olathe
Wichita

Kentucky
Erlanger

Michigan
Detroit

Missouri
St. Louis

Nebraska
Omaha

New Mexico
Las Cruces

North Carolina
Charlotte
Greenville
Hickory
Jacksonville
Research Triangle Park

Ohio
Cincinnati

Oklahoma
Oklahoma City

Oregon
Medford

Pennsylvania
Center Valley

Tennessee
Chattanooga
Clarksville

Texas
Austin
Brownsville
Dallas
Laredo
Longview
Lubbock
Pharr
Waco

Utah
Cedar City
Logan
Ogden
Orem
Salt Lake City

Virginia
Reston

Wisconsin
Appleton

Canada

Newfoundland
St. Johns

Nova Scotia
Halifax
New Glasgow

Ontario
Kanata
Mississauga
Welland

Asia Pacific

Regional Office
30 Cecil Street
11-08 Prudential Tower
Singapore 049712
+65 6557 2277

China
Beijing
Dalian

India
Bangalore
Hyderabad
New Delhi
Pune
Thane

Philippines
Bacolod City
Baguio City
Cebu City
Laguna
Mandaluyong City
Manila
Makati City
Muntinlupa City
Pasiq City
Quezon City

Europe, Middle East, Africa

Regional Office
Cambourne Business Park
Building 1020
Cambourne, Cambridge
CB23 6DN
England, United Kingdom
+44 1223 705000

Denmark
Herlev

England
Manchester
Newcastle upon Tyne

The Netherlands
Almelo
Amsterdam

South Africa
Johannesburg

United Arab Emirates
Dubai

Latin America

Regional Office
Praça General Gentil Falcão
108-2 andar -Brooklin Novo
04571-150
São Paulo - SP
+55 11 5504 6800

Brazil
São Paulo

Costa Rica
Heredia
San Jose

Colombia
Bogota

Locations include research and development sites, client service centers, customer management centers, data centers, sales and virtual sales offices.

Shareholder Services

Inquiries regarding stock transfers, lost certificates, or address changes should be directed to Computershare Investor Services, LLC.

Investor Relations

Inquiries from institutional investors, security analysts, and portfolio managers should be directed to:

David E. Stein
Vice President, Investor Relations
Convergys Corporation
P.O. Box 1638
Cincinnati, Ohio 45201
+1 513 723 7000
+1 888 284 9900

Copies of Reports

If you would like to order additional copies of this report, please call +1 888 284 9900 and ask for Investor Relations. To view this report and investor highlights online, or to order copies of our latest filings with the U.S. Securities and Exchange Commission, please visit the Investor Relations section of our Web site:

www.convergys.com/company/investor-relations/

Convergys, the Convergys logo, Intervoice, and "Outthinking. Outdoing." are registered trademarks of Convergys Corporation. All other trademarks are the property of their respective owners.

Shareholder Information

Stock Price Information

Convergys Corporation (NYSE: CVG) common shares are listed on the New York Stock Exchange. As of December 31, 2012, there were 8,887 shareholders. The high, low, and closing share prices each quarter are listed below.

	1st	2nd	3rd	4th
2012				
High	$14.23	$14.82	$16.55	$17.42
Low	$12.13	$12.40	$14.33	$14.68
Close	$13.35	$14.77	$15.67	$16.41
2011				
High	$15.00	$14.63	$14.09	$13.02
Low	$13.17	$12.27	$9.01	$8.49
Close	$14.36	$13.64	$9.38	$12.77

Annual Meeting

The Annual Meeting of Shareholders will be held at
11:30 a.m. EDT on Friday, April 26, 2013,
at the Atrium Two Building, Suite 1900, 221 East Fourth Street,
Cincinnati, OH 45202

Transfer Agent and Registrar
Computershare Investor Services, LLC

250 Royall Street
Canton, MA 02021
+1 877 294-8217
www.computershare.com/investor

CONVERGYS

IMPORTANT ANNUAL MEETING INFORMATION

Admission Ticket

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., EDT on April 26, 2013.



Vote by Internet

- Go to **www.envisionreports.com/cvgb**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a black ink pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.



Annual Meeting Proxy Card

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2, 3, and 4.

1. Election of Directors*:

	For	Withhold		For	Withhold		For	Withhold
01 - Andrea J. Ayers	☐	☐	02 - John F. Barrett	☐	☐	03 - Richard R. Devenuti	☐	☐
04 - Jeffrey H. Fox	☐	☐	05 - Joseph E. Gibbs	☐	☐	06 - Joan E. Herman	☐	☐
07 - Thomas L. Monahan III	☐	☐	08 - Ronald L. Nelson	☐	☐	09 - Richard F. Wallman	☐	☐

*for one-year terms

	For	Against	Abstain
2. To ratify the appointment of the independent registered public accounting firm.	☐	☐	☐
3. To re-approve performance goals under the Convergys Corporation Long Term Incentive Plan for purposes of Section 162(m).	☐	☐	☐
4. To approve, on an advisory basis, the compensation of our named executive officers.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign your name(s) EXACTLY as your name(s) appear(s) on this proxy. All joint holders must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please provide your FULL title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		



93AV CVGB1



01L1RD

158178_Company_Blanks_Proxy_HOUSEHOLD_FULLSET/000007/00

2013 Annual Meeting Admission Ticket

2013 Annual Meeting of
Convergys Corporation Shareholders

Friday, April 26, 2013, 11:30 A.M. EDT
Atrium Two Building
Suite 1900
221 East Fourth Street
Cincinnati, OH 45202

Please tear off this Admission Ticket. If you plan to attend the annual meeting of shareholders, you will need this ticket along with photo identification to gain admission to the meeting.

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

Proxy — CONVERGYS CORPORATION

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CONVERGYS CORPORATION FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 26, 2013

The undersigned hereby appoints Philip A. Odeen, Thomas L. Monahan III, and Andrea J. Ayers and each or any of them, proxies, with full power of substitution, to represent and to vote all common shares of Convergys Corporation held of record by the undersigned on February 28, 2013, at the annual meeting of shareholders to be held on April 26, 2013 at 11:30 A.M. EDT, Atrium Two Building, Suite 1900, 221 East Fourth Street, Cincinnati, OH 45202, and at any adjournment thereof, notice of which meeting together with the related proxy statement have been received.

In their discretion the proxies are authorized to vote upon such other business as may properly come before the meeting. This proxy when executed will be voted in the manner directed by the undersigned shareholder(s). **If no direction is made, this proxy will be voted FOR all of the nominees listed and FOR Proposals 2, 3 and 4.**

(Continued on reverse side.)

Please mark, sign and date on the reverse side.



Convergys Corporation
201 E. Fourth Street
Cincinnati, Ohio 45202

Dear Shareholder:

We invite you to attend the Annual Meeting of shareholders on Friday, April 26, 2013, at the Atrium Two Building, Suite 1900, 221 East Fourth Street, Cincinnati, Ohio 45202. The meeting will begin at 11:30 a.m., Eastern Daylight Time. At the meeting, you will hear a report on our business and have a chance to meet the directors and executive officers of the Company.

Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

The Securities and Exchange Commission permits the Company to furnish proxy materials to its shareholders via the Internet. We believe, based upon our successful experiences the past few years, that this process will provide our shareholders with the information they need, while significantly lowering the costs of delivery and reducing the environmental impact of our Annual Meeting. You also may request a printed copy.

Even if you only own a few common shares of Convergys Corporation, we want your shares to be represented at the meeting. You can vote your shares on the Internet, by toll-free telephone call or proxy card.

Thank you for your ongoing support of, and continued interest in, Convergys Corporation.

Sincerely,

Jeffrey H. Fox
Executive Chairman of the Board

Andrea J. Ayers
Chief Executive Officer

March 13, 2013

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
OF
CONVERGYS CORPORATION
201 East Fourth Street
Cincinnati, Ohio 45202

Time:

Doors open:	10:30 a.m.	Eastern Daylight Time
Meeting begins:	11:30 a.m.	Eastern Daylight Time

Date:

Friday, April 26, 2013

Place:

Atrium Two Building
221 East Fourth Street
Suite 1900
Cincinnati, Ohio 45202

Purpose:

- To elect nine directors for one-year terms;
- To ratify the appointment of the independent registered public accounting firm;
- To consider re-approval of performance goals under the Convergys Corporation Long Term Incentive Plan for purposes of Section 162(m);
- To consider approval, on an advisory basis, of the compensation of our named executive officers; and
- To conduct other business if properly brought before the meeting.

Convergys Corporation shareholders of record at the close of business on February 28, 2013 may vote at the meeting.

On or about March 13, 2013, we began mailing a Notice Regarding Availability of Proxy Materials (the "Notice") to shareholders of record as of the close of business on February 28, 2013, and we posted our proxy materials on the web site referenced in the Notice (*www.edocumentview.com/cvgb*). As more fully described in the Notice, shareholders may choose to access our proxy materials at this web site or may request a printed set of our proxy materials. In addition, the Notice and web site provide information regarding how you may request to receive proxy materials in printed form by mail on an ongoing basis. For those who previously requested printed proxy materials or electronic materials on an ongoing basis, you will receive those materials as you requested.

Your vote is important. Please vote your shares promptly. To vote your shares, use the Internet, call the toll-free telephone number as described in the instructions on your proxy card or complete, sign, date and return your proxy card.

By order of the Board of Directors,



Jarrod B. Pontius
Corporate Secretary

March 13, 2013

Table of Contents

	Page
General Information	1
Corporate Governance	4
Board of Directors and Committees	6
Election of Directors	10
Share Ownership	15
Compensation and Benefits Committee Report	18
Compensation Discussion and Analysis	19
Summary Compensation Table	33
Grants of Plan-Based Awards	35
Outstanding Equity Awards at Fiscal Year-End	37
Option Exercises and Stock Vested	39
Pension Benefits	40
Non-Qualified Deferred Compensation	41
Payments Upon Termination or In Connection With Change of Control	42
Director Compensation	52
Audit Committee Report	53
Ratification of Registered Independent Public Accounting Firm	54
Audit Fees	54
Re-Approval of Performance Goals Under the Convergys Corporation Long Term Incentive Plan for Purposes of Section 162(m)	56
Approval, on an Advisory Basis, of the Compensation of Our Named Executive Officers	62
Shareholder Proposals	63
Householding Notice	63
Additional Information	63
Form 10-K and Corporate Governance Documents Available	64

PROXY STATEMENT

GENERAL INFORMATION

Notice Regarding the Internet Availability of Proxy Materials. **In accordance with a rule adopted by the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our proxy materials to each shareholder, we are furnishing the proxy materials, including this Proxy Statement and the 2012 Annual Report to Shareholders, by providing access to them on the Internet. Shareholders will not receive printed copies of the proxy materials unless they request them. Instead, a Notice Regarding Availability of Proxy Materials (the "Notice") is mailed to each of our shareholders of record with instructions on how to access and review the proxy materials on the Internet, as well as how to request printed copies.**

These materials include our:

- Proxy Statement for the Annual Meeting to be held on April 26, 2013; and
- 2012 Annual Report to Shareholders, which includes our audited consolidated financial statements.

Who May Vote. You can vote if you were a shareholder of Convergys Corporation ("Convergys" or the "Company") common shares, without par value ("Common Shares") as of the close of business on the record date, February 28, 2013.

Shareholder of Record or Beneficial Owner. If your Common Shares are registered directly in your name with the Company's transfer agent, you are considered the "shareholder of record" of those shares. The Company will send the notice for access directly to all shareholders of record. If, however, your Common Shares are held in a stock brokerage account or by a bank or other nominee, your broker, bank or other nominee is considered the shareholder of record and you are considered the "beneficial owner" of those shares. In this case, the broker, bank or other nominee is responsible for forwarding the notice for access to you and providing instructions on voting.

How to Vote. You may vote by proxy or in person at the Annual Meeting. We suggest that you vote by proxy even if you plan to attend the meeting. If you are the shareholder of record, you can vote by proxy in one of three ways:

- ***Via Internet:*** Go to *www.envisionreports.com/cvgb* and follow the instructions in the Notice.
- ***By telephone:*** Call toll-free 1-800-652-8683 and follow the instructions in the Notice.
- ***In writing:*** Request a full packet of proxy materials. Then complete, sign, date and return your proxy card in the envelope provided.

If you are a beneficial owner of your Common Shares, please follow the instructions provided by your broker, bank or other nominee.

How Proxies Work. The Company's Board of Directors (the "Board") is asking for your proxy. Giving your proxy means that you authorize the individuals designated as proxies to vote your Common Shares at the Annual Meeting in the manner you direct. With respect to Proposal 1 you may vote for all, some or none of the director nominees. With respect to Proposals 2, 3 and 4 you may vote FOR, AGAINST or ABSTAIN. If you ABSTAIN from voting on Proposals 2, 3 or 4, the abstention will have the same effect as an AGAINST vote.

Your proxy card covers all shares registered in your name. If you own Common Shares in the Convergys Corporation Retirement and Savings Plan (the "Retirement and Savings Plan") or the Convergys Corporation Employee Stock Purchase Plan (the "Employee Stock Purchase Plan"), your proxy card includes those shares, too. The trustee of each of these plans will vote your plan shares as directed by you. If you do not provide voting instructions, the trustee of each of these plans will vote your plan shares in proportion to the voting instructions it has received.

If you return your signed proxy, but do not specify how to vote, the individuals named as proxies will vote your Common Shares:

- **FOR** all the director nominees;
- **FOR** the Audit Committee's proposal to ratify the appointment of the independent registered public accounting firm;
- **FOR** re-approval of performance goals under the Convergys Corporation Long Term Incentive Plan for purposes of Section 162(m);
- **FOR** approval of the compensation of our named executive officers; and
- in accordance with their judgment, upon such other matters if they are properly brought before the meeting.

If you hold Common Shares through a broker, bank or other nominee, you should receive materials from that broker, bank or other nominee asking how you want to vote. Review the voting form used by that firm to see if it offers Internet or telephone voting, and follow the voting instructions on that form. If you do not provide that broker, trustee or other nominee with voting instructions, your shares may constitute "broker non-votes." In tabulating the voting results for the election of directors and each of the proposals, shares that constitute broker non-votes are not considered entitled to vote. Thus, broker non-votes will not affect the outcome of the election of directors or the proposal being voted on.

Revoking a Proxy. You may revoke your proxy before the Annual Meeting by:

- sending written notice to our Corporate Secretary, which must be received prior to the Annual Meeting;
- submitting a later-dated proxy, which we must receive prior to the Annual Meeting;
- casting a new vote through the Internet or by telephone before 1:00 a.m. Eastern Daylight Time, on April 26, 2013; or
- attending the Annual Meeting and revoking your proxy in person if you are the shareholder of record of your Common Shares.

If your Common Shares are held in the name of your broker, bank or other nominee and you wish to revoke your proxy in person at the meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the beneficial owner of the Common Shares on the record date.

Tabulation of Voting. Independent inspectors of election tabulate the votes on all of the proposals.

Quorum and Voting Procedures. In order to carry on the business of the Annual Meeting, there must be a quorum. This means that at least a majority of the outstanding Common Shares eligible to vote must be represented at the meeting, either by proxy or in person.

Proposal 1—Election of Directors. Under Ohio law, the nominees receiving the greatest number of votes will be elected as directors. Common Shares as to which the authority to vote is withheld are not counted toward the election of directors or toward the election of the individual nominees specified on the proxy. Broker non-votes will not be counted as participating in the voting and, therefore, will have no effect.

Under the Company's Code of Regulations, any director who receives a greater number of "withhold" votes than votes "for" in an uncontested election must promptly tender an offer of resignation to the Board. The Governance and Nominating Committee will consider the resignation offer, and then make a recommendation to

the Board whether to accept or reject it. The Board will act on the Governance and Nominating Committee's recommendation within 90 days following certification of the shareholder vote. The Board will promptly disclose its decision whether to accept or reject the director's resignation offer.

Proposal 2—Ratification of selection of Ernst & Young LLP. To be approved, this proposal requires the approval of a majority of the Common Shares participating in the voting. Abstentions and broker non-votes will not be counted as participating in the voting and, therefore, will have no effect.

Proposal 3—Re-approval of performance goals under the Convergys Corporation Long Term Incentive Plan for purposes of Section 162(m). To be approved, this proposal requires the approval of a majority of the Common Shares participating in the voting. Abstentions and broker non-votes will not be counted as participating in the voting and, therefore, will have no effect.

Proposal 4—Approval, on an advisory basis, of the compensation of our named executive officers. To be approved, this proposal requires the approval of a majority of Common Shares participating in the voting. Abstentions and broker non-votes will not be counted as participating in the voting and, therefore, will have no effect.

Attending in Person. Shareholders as of the close of business on the record date may attend the Annual Meeting. To attend in person, you will need your photo identification and an admission ticket or evidence of ownership. For shareholders of record, the admission ticket is included on your Notice or, if you have requested and received a hard copy of the proxy materials, is attached to your proxy card. If your Common Shares are held in the name of your broker, bank or other nominee, you must bring to the meeting an account statement or letter from your broker, bank or other nominee indicating that you beneficially owned the shares on the record date.

Conduct of the Meeting. The Chairman of the meeting has broad authority to conduct the Annual Meeting in an orderly manner. This authority includes establishing rules for all activities during the meeting and in the question and answer session, which follows the meeting. In light of the need to conclude the meeting within a reasonable period of time, there are time limits for speaking and there is no assurance that every shareholder who wishes to speak will be able to do so. For safety and security reasons, cameras and other recording devices are not allowed in the meeting. Copies of the rules will be available at the meeting.

Contact Information. If you, as a shareholder, have questions, need more information about the Annual Meeting or would like printed copies of the materials mentioned above, please write to:

Corporate Secretary
Convergys Corporation
201 East Fourth Street
Cincinnati, Ohio 45202

or

call the Corporate Secretary's office at (513) 723-2442.

For information about Common Shares registered in your name, call Computershare toll free at 1-877-294-8217 or access your account via the Internet at www.computershare.com/investor.

CORPORATE GOVERNANCE

Board Leadership Structure. The Board regularly considers the appropriate leadership structure and believes that it is important to retain the flexibility to make a determination based on what it believes will be the appropriate leadership structure in the circumstances. Although the Board does not believe the separation of the Chief Executive Officer and Non-Executive Chairman positions would be preferred in all circumstances, the Board has separated the Chairman and Chief Executive Officer roles since April 2007. Furthermore, the Board appoints a Presiding Director as required under the Company's Governance Principles. Under the Governance Principles, the Chairman is designated as the Presiding Director. In the event the Chairman role is not held by an independent Board member, the Board will designate a lead director from among the independent directors to serve as the Presiding Director.

The Presiding Director plays a key role in communications between the Board and the Chief Executive Officer (the "CEO"). The Presiding Director also has the authority under the Company's Governance Principles to convene meetings of independent directors and to lead executive sessions of independent directors. The Board believes that the separation of the CEO and Presiding Director is important and requires this governance structure in its Governance Principles.

From February 2010 through October 2012, Jeffrey H. Fox served as the Company's CEO and Philip A. Odeen served as the Non-Executive Chairman and as the Presiding Director. The Board selected this leadership structure in the belief that separating the principal executive officer and board chairman positions allowed for a more efficient division of responsibilities in light of the high demands on the time of each of Messrs. Fox and Odeen. In particular, the Board considered Mr. Odeen, a former chairman and CEO of a large public company, to have the requisite skills and experience to assume the duties of Non-Executive Chairman, allowing Mr. Fox to focus his time and attention on the duties of CEO. As CEO, Mr. Fox led the Company's efforts to divest non-core businesses and focus the Company on its Customer Management business. This process included the divestitures of the Company's Human Resources Management business in June 2010 and its Information Management (IM) business in May 2012.

Following the sale of the IM business, the Board approved, and the Company announced, a leadership succession plan to align the management team with the Company's focus on the customer management business. In connection with the leadership succession plan, the Board re-evaluated its leadership structure and, in November 2012, determined to appoint Mr. Fox as its Executive Chairman and Mr. Odeen as its lead independent director and Presiding Director. Based on Mr. Fox's strong performance as CEO and his understanding of the business, the Board viewed this structure as appropriate to provide leadership of, and oversight through, the management transition.

The Board will continue to evaluate the leadership structure to ensure that it is appropriate.

Shareholders and other interested parties who wish to communicate with Convergys's lead independent director and Presiding Director or with the non-employee directors, may address correspondence to:

Presiding Director
Convergys Corporation
P.O. Box 1895
201 East Fourth Street
Cincinnati, OH 45201-1895

Governance Principles. The Board has adopted Governance Principles, which contain information about the structure and functioning of the Board. These principles are available on the "Corporate Governance" page of the Investor Relations section of the Company's website at *www.convergys.com.*

Shareholder Communications. Shareholders may communicate with the Board by written correspondence addressed to:

Convergys Corporation
Attention: Independent Directors
P.O. Box 1895
201 East Fourth Street
Cincinnati, OH 45201-1895

Compensation and Benefits Committee Interlocks and Insider Participation. No member of the Compensation and Benefits Committee is an employee of the Company, is or formerly was an officer of the Company, or had any relationship requiring disclosure by the Company under Item 404 of Regulation S-K of the Securities Act of 1933, as amended. No member of the Board is an executive officer of another company of which an executive officer of the Company serves as a director.

Code of Ethics. In accordance with applicable New York Stock Exchange ("NYSE") Listing Standards and the SEC Regulations, the Company has adopted a Code of Business Conduct and Ethics (which serves as the Code of Ethics for the directors, officers and employees of the Company), which is available on the "Corporate Governance" page of the Investor Relations section of our website at *www.convergys.com.* A copy in printed form is available upon request to our Corporate Secretary. The Board has also adopted Governance Principles.

Risk Management and Oversight Process. The entire Board and each of its committees are involved in overseeing risk associated with the Company. The Board and the Audit and Finance Committees monitor the Company's credit risk, liquidity risk, regulatory risk, operational risk and enterprise risk by regular reviews with management and internal and external auditors and other advisors. In its periodic meetings with the internal auditors and the independent accountants, the Audit Committee discusses the scope and plan for the internal audit and includes management in its review of accounting and financial controls, assessment of business risks and legal and ethical compliance programs. The Board and the Governance and Nominating Committee monitor the Company's governance and succession risk by regular review with management and outside advisors. The Board and the Compensation and Benefits Committee monitor CEO succession and the Company's compensation policies and related risks by regular reviews with management and the Committee's outside advisors.

Related Party Transactions. The Company has a written policy for the review of transactions involving the Company and "related parties" (directors and executive officers and their immediate family members and shareholders owning five percent or more of the Company's outstanding stock). A related party transaction must be reviewed by the Audit Committee, which will ratify or approve the transaction only if it determines that the transaction is in, or not inconsistent with, the best interests of the Company and that either the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party, or the products or services being acquired are of a nature, quantity or quality, or on other terms, that are not readily available from other sources. For purposes of this policy, a "related party transaction" is any transaction in which the Company was or is to be a participant and in which any related party has a direct or indirect material interest, other than transactions that: (i) involve less than $120,000 when aggregated with all similar transactions, (ii) are available to all employees generally, or (iii) involve compensation of executive officers or directors duly authorized by the appropriate Board committee.

In 2012, the Company paid Jeffrey H. Fox, the Company's Chief Executive Officer and a director, $308,314 to reimburse him for business use of his personal aircraft at a fixed hourly rate as provided in Mr. Fox's employment letter (which was approved by the Board of Directors). Under the employment letter, the Compensation and Benefits Committee periodically reviews Mr. Fox's business use of the aircraft for reasonableness. In addition, under the Company's policy with respect to related party transactions, the Audit Committee has approved the arrangement for 2012 as being in the best interests of the Company and at a rate that is comparable to, or better than, the rate that could be obtained in arm's length dealings with an unrelated third party.

BOARD OF DIRECTORS AND COMMITTEES

The Company currently has 10 directors, a number set by the Board in October 2012. As previously announced, Mr. Odeen has decided not to stand for re-election at the Annual Meeting, at which time the Board has set the size of the Board at nine. Each director is elected to serve a one-year term expiring at the next Annual Meeting.

The Board held 10 meetings in 2012, and there were 5 sessions where the directors met without management ("Executive Sessions"). Each of the Board's committees also met in Executive Session, generally at the end of each of their committee meetings. The Company encourages all of its directors to attend the Annual Meeting. All directors attended the 2012 Annual Meeting. Each director attended at least 89% of the total number of meetings of the Board and committees of which he/she was a member.

The Company has five standing Board committees: the Audit Committee, the Compensation and Benefits Committee, the Executive Committee, the Finance Committee and the Governance and Nominating Committee. Each of these committees, except the Executive Committee, has a written charter approved by the Board. The charters for the Committees can be found under the "Corporate Governance" page of the Investor Relations section of the Company's website at *www.convergys.com* and also are available in printed form to any shareholder who submits a request to the Corporate Secretary.

Set forth below is the current membership of each standing committee of the Board with the number of meetings held during 2012, in parentheses:

Audit Committee (9)	Compensation and Benefits Committee (7)	Executive Committee (0)	Finance Committee (3)	Governance and Nominating Committee (4)
Mr. Wallman (Chair)	Mr. Gibbs (Chair)	Mr. Fox (Chair)	Mr. Barrett (Chair)	Mr. Monahan (Chair)
Mr. Devenuti	Mr. Nelson	Ms. Ayers	Mr. Gibbs	Mr. Barrett
Ms. Herman	Mr. Odeen	Mr. Barrett	Mr. Nelson	Mr. Odeen
Mr. Monahan		Mr. Gibbs	Mr. Wallman	
		Mr. Monahan		
		Mr. Wallman		

Audit Committee

The Audit Committee's primary roles are to:

- oversee the integrity of the Company's financial statements;
- oversee the Company's compliance with legal and regulatory requirements;
- assess the independent accountants' qualifications and independence;
- review the performance of the Company's internal audit function and the independent accountants; and
- oversee the Company's system of disclosure controls and system of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established.

The Audit Committee is directly responsible for the appointment of the independent registered public accounting firm. Both the internal auditors and the independent accountants periodically meet alone with the Audit Committee and have unrestricted access to the Audit Committee. The Board and the Audit Committee have designated Mr. Wallman as an "audit committee financial expert." Further, each member of the Audit Committee is deemed financially literate, as that term is defined by the NYSE.

Compensation and Benefits Committee

The Compensation and Benefits Committee's primary roles are to:

- oversee the Company's executive compensation plans and programs and review and recommend changes to these plans and programs to keep management's and shareholders' interests aligned;
- review and evaluate the performance of the CEO against corporate goals and objectives;
- review and recommend for the full Board's approval the compensation of the CEO;
- review the performance of the Company's other executive officers and approve their compensation;
- review and discuss with management the Compensation Discussion and Analysis included in the proxy statement; and
- assess the risks associated with executive compensation and with each compensation program.

The CEO provides recommendations regarding the general design of the Company's compensation plans for Committee approval as well as specific compensation actions involving the executive officers. The CEO is not present during Committee meetings at which compensation actions involving the CEO are discussed.

In accordance with the Committee's Charter, the Committee has the sole authority, to the extent deemed necessary and appropriate, to retain and terminate any compensation consultants, outside counsel or other advisors to the Committee, including the sole authority to approve the consultant's or advisor's fees and other retention terms. Pursuant to its authority under its Charter, the Committee directly engages an independent outside consulting firm, Frederic W. Cook & Co., Inc. ("FW Cook"), to provide advice on executive compensation matters and to assist the Committee in its review of the compensation for the CEO and senior officers. FW Cook has no other business relationship with the Company. When appropriate, the Committee has discussions with its consultant without management present to ensure candor and impartiality.

Management also periodically may retain consultants to research and present information to management related to compensation trends and "best practices" in executive and non-employee director compensation. Executive compensation databases and other resources provided by the consulting firms set the foundation for a benchmarking process, which in turn serves as part of the basis for setting levels of compensation for each of the executive officers and non-employee directors.

Executive Committee

The Executive Committee has authority to act on behalf of the Board on most matters during the period between regular Board meetings.

Finance Committee

The Finance Committee's primary roles are to:

- review the capital structure of the Company;
- review and recommend to the Board short-term borrowing limits and proposed financings;
- review and recommend to the Board significant mergers, acquisitions and divestitures;
- review pension plan funding; and
- review the performance of the pension plan's investment portfolio and manager.

Governance and Nominating Committee

The Governance and Nominating Committee's primary roles are to:

- evaluate and recommend director nominees;
- monitor the functions of Board committees and conduct evaluations of the Board and its committees;
- review and respond to shareholder proposals and concerns;
- review the Company's corporate governance system and recommend to the Board principles, policies and procedures for dealing with corporate governance; and
- assist the Board in reviewing and monitoring the Company's management succession planning.

Director Independence

The Board annually reviews the independence of each of the directors. Based on the information supplied by each director, the Board has determined that, with the exception of Mr. Fox and Ms. Ayers, all of the directors qualify as being independent pursuant to the Rules and Listing Standards of the NYSE and the SEC. All of the members of the Board's Audit Committee, Compensation and Benefits Committee, Governance and Nominating Committee and Finance Committee are independent directors. Members of the Compensation and Benefits Committee are also "non-employee directors" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code ("Code"). None of the independent directors has any related party relationship prohibited by the Rules of the NYSE.

In making its independence determination, the Board considered the specific relationships described below between directors and companies with which those directors are affiliated.

John F. Barrett is a director and the Chief Executive Officer of Western & Southern Financial Group, Inc., and its subsidiary, The Western and Southern Life Insurance Company. Western & Southern Financial Group owns more than five percent of the outstanding Common Shares of Convergys and also owns Tri-State Ventures, LLC, which is the general partner of an investment fund in which certain assets of the Convergys Corporation Pension Plan (the "Pension Plan") are invested. The Board has determined that Mr. Barrett's relationship with Western & Southern does not disqualify Mr. Barrett from being deemed independent under the Rules of the NYSE.

Richard R. Devenuti is the President of Information Intelligence Group, a Division of EMC^2 Corporation. In 2012, the Company utilized EMC^2 Corporation to provide the Company with data storage and security products. The Board has determined that Mr. Devenuti's relationship with EMC^2 Corporation does not disqualify Mr. Devenuti from being deemed independent under the Rules of the NYSE.

Ronald L. Nelson is a director and the Chief Executive Officer of Avis Budget Group, Inc. In 2012, the Company utilized the automobile rental services of the Avis Budget Group, Inc. The Board has determined that Mr. Nelson's relationship with Avis Budget Group, Inc. does not disqualify Mr. Nelson from being deemed independent under the Rules of the NYSE.

Director Qualifications

The Company's Governance Principles ("Governance Principles") contain criteria that may be applied in the evaluation of nominees for a position on its Board. Under these Governance Principles, the Board performs on a regular basis an assessment of the skills and characteristics needed by the Board in the context of the current composition of the Board and the Board's succession plan. Skills and characteristics to be considered include: (i) judgment, (ii) experience, (iii) skills, (iv) accountability and integrity, (v) financial literacy, (vi) leadership abilities, (vii) industry knowledge, (viii) diversity (both in perspectives as well as Board heterogeneity), (ix) other

Board appointments, and (x) independence. These factors are considered by the directors in their judgment; the Governance Principles provide no formula or rules for the weighting of these factors. These principles are available on the "Corporate Governance" page of the Investor Relations section of the Company's website at *www.convergys.com.*

The Governance Principles provide that a director's final term is to end at the Annual Meeting of shareholders following such director's 72nd birthday. Therefore, under the circumstance of reaching such age, a director may not serve his or her entire term. The Governance and Nominating Committee is granted the discretion under the Governance Principles to waive this requirement. In 2012, the Governance and Nominating Committee agreed to waive this requirement and extend the date on which Philip A. Odeen is required to retire until the Annual Meeting of Shareholders following his 77th birthday (the 2013 Annual Meeting of Shareholders). As previously announced, Mr. Odeen will not be standing for re-election at the 2013 Annual Meeting.

The Board does not have a specific diversity policy, but, in accordance with the Governance Principles, the Board and the Governance and Nominating Committee, consider diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. The Company believes that diversity is important because a variety of experiences and points of view contribute to a more effective decision-making process.

In determining whether an incumbent director should stand for re-election, the Governance and Nominating Committee considers the above factors as well as that director's attendance at meetings, achievement of satisfactory performance and other matters determined by the Board.

Director Nomination Process

Suggestions for director nomination for election at the 2014 Annual Meeting can be brought to the attention of the Board by the Governance and Nominating Committee, by individual members of the Board or by shareholders. A shareholder wishing to suggest an individual for nomination should submit the suggestion by certified mail, return receipt requested, to the Governance and Nominating Committee, c/o Corporate Secretary, at the address listed on page 3.

All suggested nominees must be submitted by the close of business on November 15, 2013, and meet (1) the criteria set forth in the Governance Principles adopted by the Board, (2) the standards of independence established by the NYSE and the SEC and (3) other applicable laws, rules and regulations related to service as a director of the Company. They also must agree to accept a nomination for Board candidacy. Nominations of qualified individuals will be screened by the Governance and Nominating Committee. The Governance and Nominating Committee has the authority to engage third-party services to assist in identifying and evaluating qualified director candidates.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board has nominated: Andrea J. Ayers, John F. Barrett, Richard R. Devenuti, Jeffrey H. Fox, Joseph E. Gibbs, Joan E. Herman, Thomas L. Monahan III, Ronald L. Nelson, and Richard F. Wallman, all of whom are incumbent directors, for election as directors to serve for a one-year term until the 2014 Annual Meeting of Shareholders.

Information about the nominees is provided below. If a director nominee becomes unavailable before the election, your proxy authorizes the proxies to vote for a replacement nominee if named by the Board.

THE BOARD RECOMMENDS THAT YOU VOTE FOR EACH OF THE NOMINEES SET FORTH BELOW:

NOMINEES FOR DIRECTORS
(Terms expire in 2014)

Andrea J. Ayers



Age:	49
Director Since:	October 2012
Committees:	Executive Committee
Principal Occupation:	President and Chief Executive Officer of the Company since November 2012
Prior Positions Held:	Chief Operating Officer of Convergys Customer Management Group Inc. (2010 – 2012); President of Convergys Customer Management Group Inc. (2008-2012)
Other Current Public Company Directorships:	None
Chosen to Serve:	Chosen to serve as a director based upon her industry experience, leadership, and extensive knowledge of the Company's business. With this background, including over 20 years of experience with the Company (or its predecessor), she is uniquely qualified to understand the Company's challenges and opportunities.
Public Company Directorships held during the past 5 years (no longer serving):	None

John F. Barrett



Age:	63
Director Since:	May 1998
Committees:	Executive Committee, Finance Committee (Chair), Governance and Nominating Committee
Principal Occupation:	Chairman of the Board, Western & Southern Financial Group, Inc. and The Western and Southern Life Insurance Company since 2002; President and Chief Executive Officer, Western & Southern Financial Group, Inc. since 2000; President and Chief Executive Officer, The Western & Southern Financial Group and its predecessors since 1994
Other Current Public Company Directorships:	Cintas Corporation (NYSE: CTAS)
Chosen to Serve:	Chosen to serve as a Director based upon his leadership experience and judgment, CEO and Board Chairman experience, financial services and insurance industry knowledge, as well as his diversity of viewpoint and experience. Mr. Barrett also represents one of the Company's largest shareholders.
Public Company Directorships held during the past 5 years (no longer serving):	The Fifth Third Bancorp and its subsidiary, The Fifth Third Bank; and The Andersons, Inc.

Richard R. Devenuti



Age:	54
Director Since:	August 2009
Committees:	Audit Committee
Principal Occupation:	President, Information Intelligence Group, a Division of EMC² Corporation since October 2010, Senior Vice President, EMC² Corporation since 2008
Prior Positions Held:	Corporate Senior Vice President, Microsoft Corporation (2004-2006;) Vice President and Chief Information Officer, Microsoft Corporation (1999-2004)
Other Current Public Company Directorships:	St. Jude Medical Inc. (NYSE: JUD.MU)
Chosen to Serve:	Chosen to serve as a Director based upon his leadership experience and judgment, prior experience as a CIO and contact center operations leader, industry knowledge in technology and customer care, as well as his diversity of viewpoint and experience.
Public Company Directorships held during the past 5 years (no longer serving):	Xeta Technologies Corporation

Jeffrey H. Fox



Age:	50
Director Since:	February 2009
Committees:	Executive Committee (Chair)
Principal Occupation:	Executive Chairman of the Company since November 2012
Prior Positions Held:	President and Chief Executive Officer of the Company (2010-2012); Principal and former Chief Executive Officer, The Circumference Group LLC (2009-2010); Chief Operating Officer, Alltel Corporation (2007-2008); Group President, Shared Services, Alltel Corporation (2003-2007)
Other Current Public Company Directorships:	None
Chosen to Serve:	Chosen to serve as a Director based upon his leadership experience and judgment, CEO and transactional experience, industry knowledge of communications and billing, as well as his diversity of viewpoint and experience.
Public Company Directorships held during the past 5 years (no longer serving):	None

Joseph E. Gibbs



Age:	63
Director Since:	December 2000
Committees:	Compensation and Benefits Committee (Chair), Executive Committee, Finance Committee
Principal Occupation:	Chairman, Gibbs Investments, LLC since 2002
Prior Positions Held:	Co-Founder, Vice Chairman, President and Chief Executive Officer, TGC, Inc. (The Golf Channel) (1991-2001)
Other Current Public Company Directorships:	None
Chosen to Serve:	Chosen to serve as a Director based upon his leadership experience and judgment, prior CEO and Board Chairman experience, cable and billing industry knowledge, as well as his diversity of viewpoint and experience.
Public Company Directorships held during the past 5 years (no longer serving):	None

Joan E. Herman



Age:	59
Director Since:	December 2011
Committees:	Audit Committee
Principal Occupation:	President and Chief Executive Officer of Herman & Associates LLC since 2008
Prior Positions Held:	President and Chief Executive Officer, Consumer Business Unit, Wellpoint, Inc. (2007-2008); President and Chief Executive Officer, Specialty, Senior and State Sponsored Business, Wellpoint, Inc. (2004-2007); President and Chief Executive Officer, Senior, Specialty and State Sponsored Programs, Wellpoint, Inc. (2000-2004); Group President, Senior and Specialty Businesses, Wellpoint, Inc. (1999-2000); President, Specialty Businesses, Wellpoint, Inc. (1998-1999)
Other Current Public Company Directorships:	Qualicorp SA (BM&FBOVESPA: QUAL3.SA), HealthSouth (NYSE: HLS)
Chosen to Serve:	Chosen to serve as a Director based upon her leadership experience and judgment, prior and current experience as President and CEO, healthcare and insurance industry knowledge, as well as her diversity of viewpoint and experience.
Public Company Directorships held during the past 5 years (no longer serving):	MRV Communications, Inc.

Thomas L. Monahan III



Age:	46
Director Since:	February 2008
Committees:	Audit Committee, Executive Committee, Governance and Nominating Committee (Chair)
Principal Occupation:	Chairman and Chief Executive Officer, CEB since January 2008; Chief Executive Officer, CEB since 2005
Prior Positions Held:	General Manager of the Finance, Legal & Administration, Strategy & Innovation, Information Technology and Operations Divisions, CEB (2002-2005)
Other Current Public Company Directorships:	CEB (NYSE: CEB)
Chosen to Serve:	Chosen to serve as a Director based upon his leadership experience and judgment, CEO and Board Chairman experience, as well as industry knowledge in data and customer analytics and his diversity of viewpoint and experience.
Public Company Directorships held during the past 5 years (no longer serving):	None

Ronald L. Nelson



Age:	60
Director Since:	August 2008
Committees:	Compensation and Benefits Committee, Finance Committee
Principal Occupation:	Chairman and Chief Executive Officer, Avis Budget Group, Inc. since 2006
Prior Positions Held:	President and Chief Financial Officer, Cendant Corporation (2003-2006)
Other Current Public Company Directorships:	Avis Budget Group (NYSE: CAR), Inc. and Hanesbrands Inc. (NYSE: HBI)
Chosen to Serve:	Chosen to serve as a Director based upon his leadership experience and judgment, CEO, Board Chairman, CFO and transactional experience, as well as his diversity of viewpoint and experience.
Public Company Directorships held during the past 5 years (no longer serving):	Cendant Corporation

Richard F. Wallman



Age:	61
Director Since:	June 2007
Committees:	Audit Committee (Chair), Executive Committee, Finance Committee
Principal Occupation:	Retired Senior Vice President and Chief Financial Officer, Honeywell International, Inc. since July 2003
Prior Positions Held:	Senior Vice President and Chief Financial Officer of Honeywell International, Inc. (March 1995–July 2003)
Other Current Public Company Directorships:	Dana Holding Corporation (NYSE: DAN), Tornier, Inc. (NYSE: TRNX), Charles River Laboratories (NYSE: CRL), and Roper Industries, Inc. (NYSE: ROP)
Chosen to Serve:	Chosen to serve as a Director based upon his leadership experience and judgment, prior CFO experience, Audit Committee experience, industry knowledge in diversified manufacturing, as well as his diversity of viewpoint and experience.
Public Company Directorships held during the past 5 years (no longer serving):	Hayes Lemmerz International Inc., Lear Corporation, and Ariba, Inc.

SHARE OWNERSHIP

General

On the record date, February 28, 2013, the outstanding securities of the Company consisted of 188,696,302 Common Shares. The Company also has 82,605,172 Common Shares which are held in treasury and are not considered outstanding for quorum, voting or other purposes. Each Common Share has one vote on each matter presented for action at the Annual Meeting of shareholders. The following table sets forth information, as of the record date, with respect to those persons that the Company believes to be beneficial owners of more than five percent of the Company's voting securities. The SEC has defined "beneficial owner" of a security to include any person who has or shares voting power or investment power with respect to any such security or has the right to acquire beneficial ownership of any such security within 60 days.

Title of Class	Beneficial Owner	Number of Common Shares	Percent of Class[1]
Common Shares	Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	9,245,076[2]	8.73%
Common Shares	BlackRock Inc. 40 East 52nd Street New York, NY 10022	8,015,394[3]	7.57%
Common Shares	The Western and Southern Life Insurance Co. 400 Broadway Cincinnati, OH 45202	7,359,540[4]	6.95%
Common Shares	LSV Asset Management 1 N. Wacker Drive Suite 4000 Chicago, IL 60606	6,419,260[5]	6.06%
Common Shares	The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	5,990,881[6]	5.66%

(1) This percentage is based upon Common Shares outstanding as of December 31, 2012.

(2) The information provided for Dimensional Fund Advisors LP is taken from Amendment No. 1 to Schedule 13G/A filed by such beneficial owner(s), including members of a Section 13(d) group with such beneficial owner(s), with the SEC to report ownership as of December 31, 2012 as follows: sole voting power over 9,113,186 Common Shares, sole dispositive power over 9,245,076 Common Shares, and no shared dispositive or shared voting power.

(3) The information provided for BlackRock, Inc. is taken from Amendment No. 3 to Schedule 13G/A filed by such beneficial owner(s), including members of a Section 13(d) group with such beneficial owner(s), with the SEC to report ownership as of December 31, 2012 as follows: sole voting power over 8,015,394 Common Shares, sole dispositive power over 8,015,394 Common Shares, and no shared dispositive or shared voting power.

(4) The information provided for The Western and Southern Life Insurance Company is taken from Amendment No. 2 to Schedule 13G/A filed by such beneficial owner(s), including members of a Section 13(d) group with such beneficial owner(s), with the SEC to report ownership as of December 31, 2012 as follows: shared voting power over 7,359,540 Common Shares, shared dispositive power over 7,359,540 Common Shares, and no sole dispositive or sole voting power.

(5) The information provided for LSV Asset Management is taken from Schedule 13G filed by such beneficial owner with the SEC to report ownership as of December 31, 2012 as follows: sole voting power over 6,419,260 Common Shares, sole dispositive power over 6,419,260 Common Shares, and no shared dispositive or shared voting power.

(6) The information provided for The Vanguard Group is taken from Schedule 13G filed by such beneficial owner(s), including members of Section 13(d) group with such beneficial owner(s), with the SEC to report ownership as of December 31, 2012 as follows: sole voting power over 171,780 Common Shares, sole dispositive power over 5,823,801 Common Shares, shared dispositive power over 167,080 Common Shares, and no shared voting power.

Section 16(a) Beneficial Ownership Reporting Compliance

Ownership of and transactions in Company securities by certain executive officers and directors of the Company are required to be reported to the SEC pursuant to Section 16 of the Exchange Act. Based on its review of Forms 3, 4, and 5 furnished to the Company, the Company believes that all of its executive officers, directors and applicable shareholders complied with these filing requirements on a timely basis during 2012.

Directors and Executive Officer Beneficial Ownership

These tables show the Common Shares beneficially owned on February 28, 2013 by Ms. Ayers, each named executive officer included in the Summary Compensation Table and each non-management director and nominee.

Named Executive Officers	Common Shares Owned[1]
Andrea J. Ayers	141,639
Jeffrey H. Fox	900,574[2]
Andre S. Valentine	27,439
Earl C. Shanks	123,953
Claudia L. Cline	19,340
Christine Timmins Barry	28,376
Julia A. Houston	0
James A. Goetz	55,205
Robert A. Lento	37,398

(1) Includes Common Shares subject to outstanding options which are exercisable by such individuals within 60 days of February 28, 2013. The following Common Shares subject to such options are included in the totals: 26,490 for Ms. Ayers; 156,815 for Mr. Fox; 7,500 for Mr. Valentine; 0 for Mr. Shanks; 6,375 for Ms. Cline; 11,250 for Ms. Timmins Barry; 0 for Ms. Houston; 3,687 for Mr. Goetz and 0 for Mr. Lento. Does not include the following aggregate number of (i) Common Share equivalents credited to such individuals' accounts under the Convergys Corporation Executive Deferred Compensation Plan ("Executive Deferred Compensation Plan" or "EDCP") described in this Proxy Statement and (ii) Common Shares issuable under the time-based restricted stock units ("TRSUs") granted in 2010 for Ms. Ayers, Ms. Timmins Barry, Ms. Cline, Mr. Goetz, and Mr. Valentine and TRSUs and performance-based restricted stock units ("PRSUs") granted in 2011, 2012, and 2013: 206,899 for Ms. Ayers; 189,998 for Mr. Fox; 61,826 for Mr. Valentine, 0 for Mr. Shanks; 32,981 for Ms. Cline; 40,569 for Ms. Timmins Barry; 0 for Ms. Houston; 27,505 for Mr. Goetz; and 0 for Mr. Lento.

(2) Includes 31,850 Common Shares held directly by the Fox Family Charitable Trust and 400,000 Common Shares held directly by FAMCO Enterprises Limited Partnership but as to which he disclaims beneficial ownership.

Non-Management Directors/Nominees	Common Shares Owned[1]
John F. Barrett	84,175[2]
Richard R. Devenuti	27,683
Joseph E. Gibbs	42,592
Joan E. Herman	14,703
Thomas L. Monahan III	41,619
Ronald L. Nelson	63,886
Philip A. Odeen	62,030
Richard F. Wallman	31,946

(1) Includes the following time-based restricted stock units which have vested and are being held by the Company until separation from service: 6,803 for Mr. Barrett, 6,417 for Mr. Devenuti, 6,174 for Mr. Gibbs, 6,766 for Ms. Herman, 6,946 for Mr. Monahan, 5,645 for Messrs. Nelson and Odeen and 6,980 for Mr. Wallman. Does not include the following aggregate number of (i) Common Share equivalents credited to such individuals' accounts under the Convergys Corporation Deferred Compensation Plan for Non-Employee Directors ("Directors Deferred Compensation Plan") described later in this Proxy Statement and (ii) Common Shares issuable under the TRSUs granted in 2010, 2011 and 2012 to each non-management director that have not yet vested and do not vest within 60 days: 2,817 for Mr. Barrett; 0 for Mr. Devenuti;12,600 for Mr. Gibbs; 0 for Ms. Herman; 9,822 for Mr. Monahan; 0 for Mr. Nelson; 16,994 for Mr. Odeen; and 0 for Mr. Wallman.

(2) Includes 1,568 Common Shares held directly by members of Mr. Barrett's family, but as to which he disclaims beneficial ownership. This does not include Common Shares held by The Western & Southern Life Insurance Company and its affiliates for which Mr. Barrett serves as Chairman of the Board, President and Chief Executive Officer. Mr. Barrett disclaims beneficial ownership of the Common Shares held by The Western & Southern Life Insurance Company and its affiliates.

On February 28, 2013, Convergys directors and executive officers who were employed by the Company on this date (a total of 13 people) beneficially owned 1,486,002 Convergys Common Shares, of which 208,430 were subject to vesting within 60 days, representing approximately 1.40% of the outstanding Common Shares.

COMPENSATION AND BENEFITS COMMITTEE REPORT

The Compensation and Benefits Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K of the Securities Act of 1933 and, based on that review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Compensation and Benefits Committee

Joseph E. Gibbs, *Chair*
Ronald L. Nelson
Philip A. Odeen

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis explains our compensation program for our CEO, Executive Chairman, Chief Financial Officer, and our other three most highly compensated executive officers as of December 31, 2012, who are: (i) Andrea J. Ayers, our President and CEO, (ii) Jeffrey H. Fox, former CEO and current Executive Chairman of our Board of Directors, (iii) Andre S. Valentine, our Chief Financial Officer, (iv) Claudia L. Cline, Senior Vice President and General Counsel, (v) James A. Goetz, Chief Information Officer, and (vi) Christine Timmins Barry, Senior Vice President Operations.

This report also covers three additional executives whose employment with the Company terminated during 2012. These individuals are: (i) Earl C. Shanks, who served as our Chief Financial Officer until August 4, 2012, (ii) Julia A. Houston, who served as Senior Vice President, General Counsel and Corporate Secretary until September 15, 2012, and (iii) Robert A. Lento, who served as President of Information Management until the sale of this business on May 16, 2012.

We refer to these individuals collectively as our named executive officers.

Executive Summary

During 2012, we delivered strong financial performance. Revenues were up 4%, adjusted EBITDA (as reported in our Annual Report on Form 10-K for the year ended December 31, 2012) was up 9% and our net cash and short term investment position improved by $261 million to $578 million. In addition, we returned a significant amount of capital to our shareholders as we repurchased $184 million of shares and initiated a quarterly dividend. This performance was reflected in our stock price which appreciated during this period by 28.5%. We remain focused on profitability, operating discipline and building sustained long-term shareholder value.

As a result of these achievements, we exceeded our financial performance objectives related to our performance-based compensation, which affected the compensation paid to our named executive officers. Specifically, payments under our Annual Incentive Plan ("AIP") were based on financial achievement at 131% of target. In addition, awards under our 2010 Performance-based Restricted Stock Units ("PRSU") were based on achievement at 99% of target and awards under our 2011 PRSU were based on achievement at 146% of target.

Strategically, we completed the streamlining of our Company into a well-capitalized market leader in customer management. During 2012, and in connection with the sale of our Information Management (IM) business and the restructuring of the remaining business, we implemented significant personnel changes among our named executive officers to put in place a leadership team with deep expertise in customer management. For example, Ms. Ayers succeeded Mr. Fox as President and CEO, Mr. Valentine succeeded Mr. Shanks as Chief Financial Officer, and Ms. Cline succeeded Ms. Houston as Senior Vice President and General Counsel. From a governance standpoint, we updated our peer group of companies used in the analysis of the competitive positioning of the target total direct compensation levels (which consist of base salary, target annual incentive opportunities and target long-term incentive opportunities). In each of these cases, based on our business and cost structure, we established new target total direct compensation levels of the successor position which had the effect, at least initially, of lowering the target levels and resulting position pay as described in the tables below.

During the leadership team transition, the departing executives remained focused on successfully selling our IM business and restructuring the remaining business resulting in the strong cash position that has allowed us to invest in the growth and capacity of our business, pay a dividend and enhance shareholder value through share repurchase; simultaneously, the incoming executives remained focused on delivering what matters most to our clients and executing our profit improvement plan through revenue growth, improved agent productivity and cost control.

We urge our shareholders to read our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission on February 21, 2013. Further, we urge our shareholders to vote FOR the approval, on an advisory basis, of the Company's compensation of our named executive officers.

Overview of Executive Compensation Program Objectives

Our long-term success is based on achieving key strategic, financial, customer and operational goals each year. To drive and align focus, our executive compensation program emphasizes pay-for-performance by incorporating variable or "at risk" components and is designed to:

- **Align the interests of our executives with those of our shareholders** by increasing our executives' ownership of the Company's stock through equity incentive awards and in accordance with our stock ownership guidelines.
- **Provide a strong link between pay and performance** by encouraging current business results through performance-based annual incentives and by encouraging achievement of longer-term business goals through our multi-year performance-based restricted stock units.
- **Ensure we can attract needed talent and protect our talent from being recruited by our competitors by offering** compensation opportunities that are competitive with those offered by other firms with which we compete to attract and retain executive talent, as well as commensurate with each executive's responsibilities, experience and demonstrated performance.

Changes for 2013

Our pay-for-performance programs are governed by a number of policies that are aligned with the long-term interests of our shareholders. These policies were enhanced in 2012 with a reduction of severance benefits in connection with a change of control for our CEO and CFO, as well as the elimination of the golden parachute excise tax gross-up protection for all remaining executives.

Further, we considered the performance measures and other design elements of our AIP and Long Term Incentive Plan ("LTIP"). For purposes of the 2012 performance year, we concluded the multi-year EBITDA goal for the PRSUs, together with the EBITDA and revenue goals under the AIP, was critical to focus our named executive officers on profitability and operating discipline, as well as on the successful outcome of restructuring our business. For 2013, the change in performance goals to operating income from EBITDA in the AIP and to EPS from EBITDA for the PRSU, as well as the increased length of the performance period for the PRSU, are designed to (i) shift the mix of long-term incentive awards further toward opportunities based on the achievement of specified performance objectives, (ii) utilize performance metrics that provide greater accountability for capital deployment, (iii) further differentiate the performance objectives used in the annual incentive opportunity from those used in the long-term incentive opportunity, (iv) extend the performance period for our PRSUs, (v) provide an appropriate incentive for period-over-period performance improvements, and (vi) enhance our retention incentives. These changes are summarized below:

Component	2011 and 2012	Changes for 2013
Annual Incentive	• The annual incentive opportunity was payable based on the extent to which we achieved specified levels of EBITDA and revenue.	• The performance goals were changed to operating income (rather than EBITDA) and revenue to further differentiate the performance objectives of the AIP and LTIP and to maintain a strong line-of-sight on overall operating performance and disciplined capital deployment.

Component	2011 and 2012	Changes for 2013
Long-Term Incentive	• The long-term incentive opportunity was allocated equally among stock options, time-based restricted stock units ("TRSUs") and performance-based restricted stock units ("PRSUs").	• The allocation based on performance was increased. As a result, 50% of target equity is now in the form of PRSUs.
	• The PRSUs for 2011 and 2012 vested based on the extent to which we achieved specified levels of EBITDA over a two-year performance period to focus named executive officers on profitability, operating discipline, restructuring and building sustained long-term shareholder value.	• The performance goal for the PRSUs was changed from EBITDA to EPS, thereby strengthening the alignment with shareholder experience and expectations. The performance period was increased from two years to three years.

Governance

Our pay-for-performance programs are governed by a number of policies that are aligned with the long-term interests of our shareholders. These policies were enhanced in 2012 with a reduction to severance benefits in connection with a change of control and the elimination of the golden parachute excise tax gross-up protection for all remaining executives. Further examples include:

- *Stock ownership guidelines.* We maintain robust stock ownership guidelines of five times base pay for our CEO and three times base pay for our other executive officers. We implemented a retention-based holding requirement in 2013.
- *Recoupment of Equity Awards.* We have the right to cancel outstanding equity awards and recover realized gains if an executive engages in certain "detrimental activity" while employed by the Company or within two years thereafter.
- *Double Trigger Benefits.* Our change of control arrangements provide cash severance only upon a "double trigger," meaning that cash severance is payable only if our named executive officers incur a qualifying termination of employment in connection with a change of control.
- *No Excise Tax Gross-Ups.* In 2012, we eliminated the golden parachute excise tax gross-up protection for all executives, regardless of their date of hire. Previously, the prohibition on tax gross-up payments applied only to executives who were newly hired on and after January 1, 2011.
- *Frozen SERP.* Since April 1, 2008, our U.S.-qualified pension plan and the related supplemental executive retirement plan have been frozen and closed to new entrants.
- *Limited Perquisites.* Over the past several years, we have significantly reduced the perquisites provided to our named executive officers. In 2012, we offered only supplemental disability and life insurance and an executive medical exam.
- *Employment Agreements.* Other than our agreement with Mr. Fox, we no longer maintain employment agreements with any of our named executive officers.

Role of Independent Consultants

To help determine the compensation programs offered to our CEO and other executive officers as well as to help assess the compensation programs offered by our competitors, the Compensation and Benefits Committee

(the "Committee") has retained FW Cook, an independent consulting firm, to provide advice on executive compensation matters. FW Cook has no other business relationship with the Company other than, at the request of the Committee, FW Cook reviewed board of director pay levels in 2011. The Committee has assessed the independence of FW Cook pursuant to SEC rules and concluded that no conflict of interest exists that would prevent the consulting firm from independently advising the Committee.

Market Approach and Use of Peer Groups

With the advice of FW Cook, the independent members of the Board (in the case of the CEO) and the Committee (for all other executive officers) compared our compensation program to the programs of a group of companies with which we compete for business and talent (the "Peer Group"). The Peer Group consists of publicly-traded customer management outsourcing firms, as well as companies that compete in similar industries, such as business process outsourcers, transaction processors and firms specializing in related human capital management functions. For purposes of establishing 2012 compensation levels, our Peer Group initially consisted of the following 10 companies:

Acxiom Corp.	DST Systems Inc.
Alliance Data Systems Corp.	Sykes Enterprises Inc.
Broadridge Financial Solutions	TeleTech Holdings Inc.
CA, Inc.	Unisys Corp.
Cognizant Technology Solutions Corp.	West Corporation

During 2012, we made a number of changes to our Peer Group in light of the May 2012 sale of our IM business. In July 2012, consistent with the advice of FW Cook, we removed Cognizant Technology Solutions Corp. and added the following companies to our Peer Group: Ciber, Inc., Corelogic, Inc., Fiserv Inc., Genpact Ltd., and Lender Processing Services Inc. The revised Peer Group was selected primarily based upon the following criteria: (i) similar business operations/industry/competitors for investor capital, (ii) sales and market capitalization between approximately 1/3 and 3 times our sales and market capitalization, and (iii) competitors for executive talent. In order to construct a Peer Group with a sufficient number of companies such that adequate data are provided with which to reach valid conclusions, we considered potential peers that operate in the customer management sector and related industries that are labor intensive and subject to similar economic pressures and opportunities. After these changes, our Peer Group consisted of the following 14 companies:

Acxiom Corp.	Fiserv Inc.
Alliance Data Systems Corp.	Genpact Ltd.
Broadridge Financial Solutions	Lender Processing Services Inc.
CA, Inc.	Sykes Enterprises Inc.
Ciber, Inc.	TeleTech Holdings Inc.
Corelogic, Inc.	Unisys Corp.
DST Systems Inc.	West Corporation

In addition to the use of publicly available information in proxy statement and other filings by companies in our Peer Group discussed above, to the extent available, the Committee reviews individual executive officer job profiles and compensation compared to summarized data reported in purchased survey reports.

We believe that each element of our compensation program should remain competitive to retain, and, if necessary, attract key executive talent. To achieve this objective, the Committee generally strives to establish a target total direct compensation opportunity, including base salary, annual incentive and long-term incentive, within 15% of the 50th percentile of the competitive market data described above. In making such determination, FW Cook reviews relevant data from our Peer Group, to the extent available, and size-adjusts the data from the purchased survey reports to reflect our revenue in relation to the survey participants so that they most accurately reflect the scope of responsibility for each respective executive officer. However, the market data are regarded as

general reference points by the Committee, and the Committee retains the flexibility to make adjustments to the compensation opportunities to respond to market conditions, time in position, individual performance or experience and other relevant circumstances.

Establishing Executive Compensation

The Committee's starting point for determining target total direct compensation, and the allocation of this amount among salary, annual cash incentive, TRSUs and PRSUs, is market information derived from the published survey data and provided in public filings with the SEC by the Peer Group companies. A summary of each of the elements of total target direct compensation for each executive officer, along with the market information for these same elements for executives with similar roles, is compiled by FW Cook and reviewed by the Committee. Tally sheets setting forth all elements of an individual's earned compensation, including the value of qualified and nonqualified benefit programs and the value of other non-cash compensation, are also reviewed at least annually for each executive officer. For 2012 and 2013, no adjustments were made to the current compensation levels specifically as a result of the tally sheet review because the amounts were considered reasonable and appropriate. Further, the Committee reviewed the currently unvested TRSU and PRSU opportunities for incomplete performance cycles in order to evaluate the retention value associated with current outstanding awards. The Committee found that the desired retention value should be achieved over time with additional equity award opportunities to be granted.

Elements of Executive Compensation

We use a mix of the following compensation elements, each of which is described in more detail below:

- Base salary,
- Annual incentive,
- Long-term incentive,
- Qualified and nonqualified benefits and limited perquisites, and
- Severance and change of control arrangements.

Base Salaries

Base salaries are designed to reward named executive officers for their skills, experience and performance. Increases in base salaries are used generally to further reward our named executive officers for their excellent performance, continued growth in role and for taking on new responsibilities. Rewarding top performers with base salary increases supports our pay-for-performance objective.

In February 2012, after consulting with FW Cook, the Committee established base salary levels for each of our named executive officers, except Mr. Valentine, Ms. Timmins Barry and Ms. Cline who became executive officers during the year. Further, in light of new roles and responsibilities assumed by certain of our named executive officers during the year, the Committee adjusted the base salaries of Ms. Ayers, Mr. Valentine, Ms. Cline and Ms. Timmins Barry. Taking into account those adjustments, the base salaries of Ms. Ayers, Mr. Valentine, Mr. Shanks, Ms. Cline, Ms. Houston, Mr. Goetz, Mr. Lento and Ms. Timmins Barry were increased by 65%, 53%, 0.5%, 21%, 4%, 3%, 4% and 12% respectively, as compared to 2011. The independent members of the Board, upon the Committee's recommendation, maintained Mr. Fox's 2012 base salary at the same level as in 2011.

The base salaries of our named executive officers are paid in cash, with the exception of Mr. Fox, whose base salary is paid partially in cash and partially in the form of salary stock in order to increase the alignment of

his interests with those of our shareholders. The base salary levels for each of our named executive officers are set forth in the Salary column of the Summary Compensation Table of this proxy statement on page 33.

Annual Incentive

In 2012, our named executive officers participated in our AIP. The AIP is an important component of total cash compensation because it rewards our management for achieving annual financial, operational and individual results and emphasizes variable or "at risk" compensation.

The Committee established initial target award opportunities for the named executive officers under the AIP for 2012, which generally were expressed as a percentage of base salary. Further, in light of new roles and responsibilities assumed by certain of our named executive officers during the year, the independent members of the Board (in the case of the CEO) and the Committee (for all other executive officers) revisited the annual incentive opportunity levels and adjusted the target annual incentive opportunities for those executives as noted below. For 2012, the total target annual incentive opportunity for each respective executive officer was prorated to reflect each executive officer's time in position. The independent members of the Board established a 2012 target annual incentive opportunity for Mr. Fox equal to 100,000 shares of stock, which was intended to motivate Mr. Fox to focus on our goal of creating sustainable long-term value for our shareholders. The 2012 final (non-prorated) target annual incentive opportunities for our other named executive officers were as follows:

Name	Target Annual Incentive Opportunity (% Base Salary)
Andrea J. Ayers	100%[(1)]
Andre S. Valentine	75%[(2)]
Earl C. Shanks	85%
Claudia L. Cline	50%[(3)]
Julia A. Houston	65%
James A. Goetz	60%
Robert A. Lento	70%
Christine Timmins Barry	70%[(4)]

(1) As adjusted in connection with Ms. Ayers' promotion to President and CEO.

(2) As adjusted in connection with Mr. Valentine's promotion to CFO.

(3) As adjusted in connection with Ms. Cline's promotion to Senior Vice President and General Counsel.

(4) As adjusted in connection with Ms. Timmins Barry's appointment as an executive officer.

In 2012, our annual incentive program was based primarily on the achievement of certain EBITDA and revenue goals. The Committee believes that the EBITDA goals motivate our management to focus on profitability and operating discipline. Moreover, EBITDA is aligned with investor expectations and is understood internally as a driver of strategic objectives. The Committee originally established EBITDA and revenue goals on both a corporate-wide and on a separate business unit basis for executives with responsibilities for specific business units. However, in connection with the sale of our IM business and our resulting singular focus on Customer Management, the Committee revised these goals to apply to all participating executives at the corporate level.

The Committee established threshold, target and maximum performance levels for these EBITDA goals. Payout levels equaled 50% of target for threshold performance, 100% for target performance and 150% for maximum performance, with achievement between these levels determined by interpolation. To maintain our executives' focus on top-line growth, but not at the expense of profit, the Committee also established revenue goals that, if achieved, could increase the payout by up to 50% of the target opportunity, provided that we

achieved at least our threshold EBITDA goal. The 2012 EBITDA and revenue goals contemplated, and actual payout percentages reflect, certain adjustments described in our Annual Report on Form 10-K. EBITDA and revenue goals and actual results against these goals are set forth in the following table.

EBITDA Goal (millions)					Revenue "Modifier" (millions)				
Threshold (50%)	**Target (100%)**	**Maximum (150%)**	**Actual Results (1)**	**Payout %**	**Threshold (1%)**	**Maximum (50%)**	**Actual Results (2)**	**Payout %**	**Combined Payout %**
$205	$223	$246	$234	124%	$1,980	$2,060	$1,991	7%	131%

(1) Actual performance reflects $239.5 of adjusted EBITDA reported in our Annual Report on Form 10-K with a negative adjustment for performance primarily related to interest and investment income.

(2) Actual performance reflects total revenues of $2,005 with a negative adjustment for transition services revenues following the sale of our IM business. These transition services revenues are reported in our Annual Report on Form 10-K.

The 2012 annual incentive was paid in cash, with the exception of Mr. Fox, who received a payout of his 2012 annual incentive in the form of Common Shares to further align his interests with those of our shareholders.

Mr. Shanks, Ms. Houston and Mr. Lento each received payment of a pro-rated 2012 annual incentive at the target level in connection with his or her termination of employment during 2012.

For more information on the 2012 annual incentive opportunities for our named executive officers, please refer to the "Grants of Plan-Based Awards" section of this proxy statement on page 35. The amounts of the 2012 annual incentive payments are set forth in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table of this proxy statement on page 33 for each named executive officer other than Mr. Fox. The probable outcome value of the annual incentive award for Mr. Fox, which is payable in the form of the Company's Common Shares, is set forth in the Stock Awards column of the Summary Compensation Table.

Long-Term Incentives

In 2012, our named executive officers participated in our long-term, performance-based equity program. This program is designed to reward for Company performance, to drive sustainable, long-term growth for our Company and our shareholders and to reinforce retention goals.

Annual Grant Cycle

When establishing the 2012 long-term incentive award opportunities for our named executive officers during the annual grant cycle in February 2012, the Committee balanced the goal of establishing competitive long-term incentive levels with the need to appropriately manage the dilutive impact and financial accounting cost of our equity incentive program. In addition, the Committee considered its assessment of each executive's general performance during the prior year, as well as their relative roles and responsibilities within the Company. Further, in light of new roles and responsibilities assumed by certain of our named executive officers during the year, the Committee revisited their long-term incentive award opportunities during 2012 as described below.

The long-term incentive award opportunities were intended to be competitive with long-term incentive opportunities offered by companies in our Peer Group and in the published survey data. For those persons who were executive officers in both 2011 and 2012, the Committee increased the target long-term incentive award opportunity, as compared to 2011, for Ms. Ayers, Ms. Houston, Mr. Goetz and Mr. Lento by approximately 7%, 8%, 7% and 4%, respectively. The target long-term incentive opportunity for Mr. Shanks was decreased by approximately 14%, as compared to 2011. The independent members of the Board increased the target long-term incentive opportunity as compared to 2011 for Mr. Fox by approximately 6%.

The following chart illustrates the 2012 target long-term incentive opportunities for our named executive officers.

Name	2012 Target Long-Term Incentive Opportunity*
Andrea J. Ayers	$ 750,000
Jeffrey H. Fox	$3,000,000**
Andre S. Valentine	$ 200,000
Earl C. Shanks	$ 890,000
Claudia L. Cline	$ 135,000
Julia A. Houston	$ 600,000
James A. Goetz	$ 245,000
Robert A. Lento	$ 367,450
Christine Timmins Barry	$ 200,000

* The amounts shown in this column reflect target value of the opportunity before conversion to share awards and, therefore, do not match exactly the award values shown in the Summary Compensation Table or the Grant of Plan-Based Awards table.

** The Target Long-Term Incentive Opportunity for Mr. Fox will be eliminated for 2013.

In 2012, the Committee allocated the long-term incentive opportunity equally among PRSUs, stock options and TRSUs.

- *Performance-Based Restricted Stock Units.* The PRSUs provide our named executive officers with the opportunity to receive shares based on the extent to which the Company achieves certain levels of EBITDA over a two-year period. The Committee selected a two-year performance period because it enabled the Committee to establish performance targets that would be highly motivating and meaningful in a volatile economy and it was consistent with market trends. The multi-year EBITDA goal for the PRSUs, together with the EBITDA and revenue goals under the annual incentive program are intended to reflect a balanced mix of performance measures and to focus our named executive officers on building sustained long-term shareholder value. Further, the PRSU awards measure performance and base payouts on results that our named executive officers can understand and influence. The specified EBITDA goals for the PRSUs were adjusted by the Committee to take into account the sale of our IM business. The payout opportunity ranges from 50% to 200% of the PRSUs subject to Company performance; no payout would be earned if performance is below the threshold level.
- *Stock Options.* All stock options are granted with an exercise price equal to the closing price of the underlying shares on the date of grant. Stock options align the interests of management with those of our shareholders because the value of stock options increases only when our stock price increases. As a result, our management is motivated to make sound business decisions that lead to improved long-term performance. In addition, because they vest in equal installments on the second and third anniversaries of the date of grant, the stock options are intended to help retain our management team and maintain a focus on future and continued success.
- *Time-Based Restricted Stock Units.* The TRSUs provide our named executive officers with the opportunity to receive Common Shares if they remain employed with us through the second and third anniversaries of the date of grant. The TRSUs are intended to foster employee stock ownership, align the interests of management with those of our shareholders and enhance our retention program. Moreover, the time-based awards, combined with the Company's stock ownership requirements, are intended to provide a direct incentive for our management to build sustained long-term shareholder value.

Promotion Grants

Additionally, in connection with their promotions during 2012, the Committee approved one-time grants of TRSUs for Ms. Ayers, Mr. Valentine and Ms. Cline covering 30,000 shares, 10,000 shares and 3,200 shares, respectively. These TRSUs vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date. These one-time TRSU awards were granted after consultation with FW Cook and taking into account these executives' new roles and responsibilities with the Company, and are intended to further align their interests with the interests of our shareholders.

For more information on the long-term incentive opportunities granted to the named executive officers in 2012, please refer to the "Grants of Plan-Based Awards" section of this proxy statement on page 35.

Payout of 2010 PRSU Awards

The actual payout of the 2010 PRSUs was determined based on achievement against pre-established, relative total shareholder return ("TSR") targets for the period from January 1, 2010 to December 31, 2012 as compared to the companies in the S&P 500 Index, with achievement between the levels determined by interpolation, as follows:

Relative TSR Performance Percentile	Percentage Payout of Target
50th percentile or higher	100%
25th percentile	50%
Below 25th percentile	0%

To reward superior performance, we also granted our executives the opportunity to earn performance cash units that were intended to deliver total target compensation at approximately the 75th percentile of the market survey data at the time of the grant if our TSR relative to all other S&P 500 Index companies for the three-year performance period exceeded the 50th percentile. To achieve the maximum award, our TSR was required to be at or above the 80th percentile of the companies in the S&P 500 Index. Based on achievement of relative TSR at the 49.5^{th} percentile, we paid 99% of PRSUs, and no performance cash units were paid.

For each named executive officer's actual payout, please refer to the "Option Exercises and Stock Vested" section on page 39 of this proxy statement.

Payout of 2011 PRSU Awards

In 2011, we granted PRSUs to our named executive officers. The payout of the PRSUs depended on our EBITDA for the two-year performance period from January 1, 2011 to December 31, 2012. Threshold performance for the PRSUs was set at $495 million, target performance was set at $520 million and maximum performance was set at $586 million, with achievement between the levels determined by interpolation.

The Committee reviewed our 2011 PRSU Awards in 2012 in light of the sale of our IM business. No changes were made to the levels for the EBITDA goals in connection with the sale of this business, but 2012 EBITDA performance for our IM business was assumed to be $53 million, which was the budgeted EBITDA for this business as established in early 2012 prior to the sale. With this assumption, our 2012 EBITDA (as previously described for our AIP) was adjusted to $287 million, and 2011 EBITDA was $263 million, which reflects adjusted EBITDA reported in our Annual Report on Form 10-K with an adjustment related to discontinued operations. Accordingly, EBITDA achievement over the performance period from January 1, 2011 to December 31, 2012 was $550 million. As a result, the 2011 PRSU awards generally were paid out at 146% of the target award upon vesting on February 4, 2013.

For more information on each named executive officer's award, please refer to the "Outstanding Equity Awards at Fiscal Year End" section beginning on page 37.

Compensation of Ms. Ayers and Mr. Fox

Ms. Ayers. On October 23, 2012, our Board of Directors appointed Ms. Ayers, formerly President of Customer Management, as our President and CEO, effective November 1, 2012. She was also elected as a member of our Board of Directors, effective October 23, 2012. Her compensation levels were adjusted by the independent members of the Board after consulting with FW Cook regarding reasonable ranges of total compensation for Ms. Ayers, given her experience and her new role and responsibilities with the Company. As a result, Ms. Ayers' annualized base salary was increased to $700,000 and her target annual incentive opportunity was increased to $700,000, which was prorated for 2012. In addition, the independent members of the Board approved a one-time award of TRSUs to Ms. Ayers covering 30,000 Common Shares, 50% of which will vest in November 2014 and 50% of which will vest in November 2015, based on the promotion into her new role. On January 31, 2013, the independent members of the Board established the 2013 target long-term incentive opportunity for Ms. Ayers at $1,800,000. Ms. Ayers does not have an employment agreement with the Company and she is not additionally compensated for serving as a member of our Board of Directors.

Mr. Fox. On October 23, 2012, our Board of Directors elected Mr. Fox, formerly our President and CEO, as Executive Chairman of our Board of Directors, effective November 1, 2012. In connection with his election as Executive Chairman, Mr. Fox's employment letter agreement was amended. Pursuant to Mr. Fox's amended employment letter agreement, his compensation arrangements in effect prior to November 1, 2012 (including base salary, annual incentive bonus opportunity and long-term incentive opportunity) were continued through December 31, 2012. After December 31, 2012, Mr. Fox's amended employment letter agreement provides that his target total direct compensation will be reduced approximately in half from the 2012 level and during his service as Executive Chairman, (i) the cash portion of his base salary will continue at the rate of $300,000 per year, (ii) the stock portion of his base salary will be paid at the rate of 5,000 Common Shares per month, (iii) his target annual incentive opportunity will be 101,563 Common Shares, and (iv) he will no longer be eligible to participate in our executive long-term incentive compensation program.

Qualified and Nonqualified Benefits and Limited Perquisites

Retirement Benefits and Deferred Compensation Plans. Effective April 1, 2008, the Company's U.S.-qualified pension plan and the non-qualified excess benefit plan were frozen. No additional benefits accrued to any of the named executive officers under these plans after March 31, 2008. The named executive officers previously were eligible to participate in the Executive Deferred Compensation Plan, before it was frozen effective January 1, 2012. This plan was a non-qualified savings plan that enabled participants to defer compensation in excess of the limits that apply to qualified plans, like the Company's Retirement and Savings Plan, and provides for a matching contribution by the Company. These retirement plan benefits were provided to offer the named executive officers competitive compensation packages and to provide additional income to our named executive officers in retirement. Mr. Shanks also participated in the Supplemental Executive Retirement Plan (the "SERP"). Company employees, including the named executive officers, are no longer eligible to participate in the SERP. See the Pension Benefits Table narrative on page 40 for a more detailed description of these plans.

Perquisites. The named executive officers are entitled to participate in benefit programs generally made available to all employees, such as medical, dental, vision and life insurance. Over the past several years, we have significantly reduced the perquisites provided to our named executive officers. In 2012, the Company provided disability benefits in excess of those provided to employees generally, supplemental executive life insurance equal to three times base salary, with a gross-up for the imputed taxes, and an annual medical exam. These limited perquisites are provided to assist in the attraction and retention of the named executive officers and, in the case of the annual medical exam, to promote early detection of health issues.

Severance and Change of Control Arrangements

Each of our named executive officers is potentially eligible for severance benefits under the 2012 Convergys Corporation Senior Executive Severance Pay Plan (the "Severance Plan"), with the exception of Mr. Shanks,

Ms. Houston and Mr. Lento, whose employment terminated prior to the adoption of the Severance Plan and Mr. Goetz, whose employment terminated in February 2013 and whose benefits were continued under a prior severance plan. The Severance Plan was adopted to replace our prior severance plans, the Convergys Corporation Severance Pay Plan (adopted in 2008) and the 2011 Convergys Corporation Severance Pay Plan with respect to participating executives, and provides for certain severance benefits to those executives whose employment terminates in circumstances specified in the Severance Plan, as described under the heading "*Payments Upon Termination or in Connection with Change of Control*" beginning on page 42 of this proxy statement.

Among other protections, the Severance Plan provides our named executive officers with severance benefits in connection with a change of control, in order to keep our executives free of distraction in circumstances arising from the possibility of a change of control of the Company. The Severance Plan provides such benefits only on a "double trigger," meaning that the benefits are due only if the executive is terminated by the Company without cause or by the executive for good reason—no severance benefits are provided solely on account of the occurrence of a change of control. The Committee believes that, in the context of a change of control, these severance protections keep named executive officers neutral to job loss when faced with the need to support value-maximizing corporate transactions that could result in their personal job loss, help the Company retain key management personnel during major corporate transactions and provide competitive and fair severance arrangements to our management team to allow smooth transition to new employment should their job be eliminated within two years following a change of control. The benefits under the Severance Plan generally include a pro-rated annual incentive, a multiple of base salary and target annual incentive, continued welfare benefits and outplacement services. The Severance Plan does not provide for any tax gross-up for any "golden parachute" excise taxes that may be imposed under Sections 280G and 4999 of the Internal Revenue Code in connection with a change of control.

The benefit levels, and the related definitions of "cause" and "good reason" under the Severance Plan, are described in more detail under the "*Payments Upon Termination or in Connection with Change of Control*" section beginning on page 42 of this proxy statement. The benefit levels were last reviewed by the Committee in connection with the adoption of the Severance Plan in October 2012. Based on information provided by FW Cook, severance and change of control arrangements are used by a majority of the companies in our Peer Group and the terms of our severance arrangements are consistent with prevailing market practices.

In connection with their respective terminations of employment during 2012, Mr. Shanks, Ms. Houston and Mr. Lento each received severance payments and benefits from the Company, including vesting of outstanding equity awards in accordance with their terms and with respect to Mr. Shanks and Ms. Houston the terms of the applicable severance pay plan, as well as, with respect to Mr. Lento, the terms of the agreement for the sale of the IM business. The severance payments and benefits provided to Mr. Shanks, Ms. Houston and Mr. Lento are described in more detail under the "*Payments Upon Termination or in Connection with Change of Control*" section beginning on page 42 of this proxy statement.

Currently, other than our employment agreement with Mr. Fox, we no longer maintain employment agreements with any of our named executive officers.

Stock Ownership Guidelines

The Committee believes that senior management should have a significant equity interest in the Company. To promote equity ownership and further align the interests of management with those of our shareholders, named executive officers are subject to minimum stock ownership guidelines. The ownership guidelines are as follows:

Chief Executive Officer	5 times base salary
Other named executive officers	3 times base salary

Stock options, including vested stock options and unvested PRSUs, are not included in determining whether a named executive officer has achieved these ownership levels. Under the previous version of the guidelines,

covered executives had five years from the date they first become subject to the guidelines to achieve the suggested ownership level. In January 2013, the Committee substituted a retention requirement for the five-year achievement horizon. Under this approach, executives who are not in compliance with the guidelines will be required to retain 50% of shares (net of taxes or shares withheld to cover options exercises, as applicable) earned through vesting of time-based and performance-based restricted stock units and shares obtained after exercising stock options. Each of our named executive officers who was employed at the end of 2012 had achieved at least the expected progress toward guideline satisfaction as of December 31, 2012 under the five-year horizon.

Recoupment

The named executive officers' long-term incentive awards are subject to forfeiture or repayment in the event a named executive officer engages in detrimental activity while employed by the Company or within two years thereafter. "Detrimental activity" includes (i) disclosing proprietary, confidential or trade secret information; (ii) becoming involved in any business activity in competition with the Company in the geographical area where the Company is engaged in the business activity; (iii) interfering with the Company's relationships with any person or entity or attempting to divert or change any such relationship to the detriment of the Company or the benefit of any other person or entity; (iv) failing to disclose and assign to the Company any ideas, inventions, discoveries and other developments conceived during employment that are within the scope of or related to the Company's existing or planned business activities; (v) disparaging or acting in any manner which may damage the business of the Company or which would adversely affect the goodwill, reputation or business relationships of the Company; (vi) inducing any employee to terminate his or her employment relationship with the Company; or (vii) taking or retaining without authorization any Company property.

Timing of Equity Awards

Equity grants that are intended to be performance-based compensation are made annually by the Committee within the first 90 days of the calendar year. This timing is designed to comply with the requirements of Section 162(m) of the Code and to allocate the accounting expense appropriately. If an executive-level employee is hired or promoted after the annual grant has been made, the employee may be eligible to receive an equity award. The Committee does not grant equity awards in anticipation of the release of material, nonpublic information. Similarly, we do not time the release of material, nonpublic information based on equity award grant dates.

Consideration of Results of Shareholder Advisory Votes on Executive Compensation

In compliance with the Dodd-Frank Act, we included a shareholder vote on executive compensation in our 2012 proxy statement. In that vote, which was advisory and not binding, our shareholders approved the compensation of our named executive officers as disclosed in the 2012 proxy statement (commonly referred to as a "say-on-pay" vote). The Committee views the results of this advisory vote as confirmation that our compensation program, including our emphasis on pay-for-performance and prudent governance, is structured and designed to achieve our stated goals and objectives. Our 2012 compensation program for our named executive officers, as described above, reflects this philosophy, and going forward we will continue to emphasize pay-for-performance and prudent governance. Please refer to "Overview of Executive Compensation Program Objectives/Changes for 2013" on page 20 and "Governance" on page 21 for further discussion.

We urge our shareholders to read our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission on February 21, 2013. Further, we urge our shareholders to vote FOR the approval, on an advisory basis, of the Company's compensation of our named executive officers.

Risk Assessment

In consultation with the Board and FW Cook, members of management from the Company's Human Resources, Legal and Risk Management groups assessed whether the Company's compensation policies and

practices encourage excessive or inappropriate risk taking by our employees, including employees other than our named executive officers. This assessment included a review of the risk characteristics of our business, our internal controls and related risk management programs, the design of our incentive plans and policies, and the impact of risk mitigation features.

Management reported its findings to the Committee, and after review and discussion, the Committee concluded that our compensation programs do not encourage executive officers or other employees to take unnecessary or excessive risks that are reasonably likely to have a material adverse effect on our business. Although a significant portion of our executive compensation program is performance based, the committee has focused on aligning our compensation policies with the long-term interests of our shareholders and avoiding rewards that could create excessive or inappropriate risks to the Company, as evidenced by the following:

- Our executive compensation program reflects an appropriate mix of compensation elements and balances current and long-term performance objectives, cash and equity compensation and risks and rewards associated with executive roles.
- We use a combination of performance metrics that are consistent with our business objectives and correlate to long-term value. Our performance goals are set at levels that we believe are reasonable in light of past performance and market conditions.
- We do not use highly-leveraged performance goals; instead, incentive opportunities are based on balanced performance metrics that promote disciplined progress toward long-term goals, and all payouts are capped at pre-established maximum levels.
- Our long-term incentive opportunities vest over a period of two or three years to focus our management on long-term performance and to enhance retention. Our PRSUs are granted annually and have overlapping performance periods, so any risks taken to increase the payout under one award could jeopardize the potential payouts under other awards.
- We considered whether having an EBITDA goal for both our annual incentive and long-term incentive opportunities places undue emphasis on a single metric. We have concluded that the multi-year EBITDA goal for the PRSUs, together with the EBITDA and revenue goals under the annual incentive program, are intended to reflect a balanced mix of performance measures and to focus our named executive officers on profitability, operating discipline and building sustained long-term shareholder value. However, as noted above, we have restructured our executive compensation program for 2013 to further differentiate the performance objectives in our annual incentive program and our PRSUs.
- We regularly evaluate the compensation programs and levels of our peer group to confirm that our compensation programs are consistent with market practice.
- Our stock ownership guidelines require the members of our senior management team, including our named executive officers, to hold a significant level of the Company's shares to ensure that each executive has personal wealth tied to the long-term success of the Company and, therefore, the interests of our senior management team are aligned with shareholders' interests.

Tax and Accounting Treatment of Executive Compensation

Favorable accounting and tax treatment of the various elements of our compensation program are an important but not a controlling consideration of their design.

Under Section 162(m) of the Internal Revenue Code, certain compensation in excess of $1 million annually is not deductible for federal income tax purposes unless it qualifies as "performance-based compensation." We generally structure our executive compensation arrangements with the intent that incentive compensation paid to our named executive officers be deductible. However, the Compensation and Benefits Committee has not adopted a policy that requires all compensation to be deductible, because the Committee has determined that it is

important to preserve the ability to award cash or equity compensation to an executive that is not deductible under Section 162(m) in situations where we believe that it is in our shareholders' best interests.

In order to structure awards under the AIP that are deductible as performance-based compensation under Section 162(m), in February 2012 the Committee established the maximum 2012 award opportunity for the then-current executive officers, (Ms. Ayers, Ms. Houston and Messrs. Fox, Shanks, Goetz and Lento, collectively the "Participants"), based on the achievement of $125 million in unadjusted EBITDA for the year. Based on our actual performance achievement of $132 million in unadjusted EBITDA for 2012, the maximum award opportunity for each of the Participants who remained employed by the Company as of December 31, 2012, was allowed to be paid. The Committee then exercised its negative discretion in determining the amount of the actual AIP awards based on the Company performance measures as described beginning on page 24 of this Compensation Discussion & Analysis. The actual annual incentive awards are presented in the 2012 Summary Compensation Table.

SUMMARY COMPENSATION TABLE

This table covers the 2012 named executive officers and summarizes the total compensation paid to or earned by each named executive officer for the most recent fiscal year and compensation paid to or earned if they were named executive officers for the two previous fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Andrea J. Ayers	2012	$491,667	$ 0	$ 999,657	$ 198,587	$570,396	$ 35,041	$ 15,572	$2,310,920
President and Chief	2011	$420,753[7]	$ 0	$ 486,004	$ 215,099	$527,000	$ 30,526	$ 16,931	$1,696,313[7]
Executive Officer	2010	$375,000	$ 0	$ 901,008	$ 0	$123,375	$ 24,336	$ 13,592	$1,437,311
Jeffrey H. Fox	2012	$300,000	$ 0	$4,085,320	$ 794,347	$ 0	$ 0	$ 4,442	$5,184,109
Executive Chairman of	2011	$300,000	$ 0	$3,829,333	$ 867,338	$ 0	$ 0	$ 0	$4,996,671
the Board	2010	$267,945[7]	$ 0	$2,332,725	$1,149,000	$ 0	$ 0	$ 0	$3,749,670[7]
Andre S. Valentine	2012	$299,609	$ 0	$ 293,044	$ 54,846	$238,227	$ 36,449	$ 12,405	$ 934,580
Chief Financial Officer									
Earl C. Shanks	2012	$295,082	$ 0	$ 591,558	$ 235,655	$ 0	$2,597,889	$2,813,123	$6,533,307
Former Chief Financial	2011	$497,780	$ 0	$ 713,332	$ 315,714	$551,100	$ 501,946	$ 37,217	$2,617,089
Officer	2010	$497,780	$ 0	$1,060,366	$ 0	$196,225	$ 367,225	$ 28,807	$2,150,403
Claudia L. Cline	2012	$265,672	$ 0	$ 143,082	$ 37,044	$151,990	$ 39,874	$ 17,741	$ 655,403
Senior Vice President and General Counsel									
Julia A. Houston	2012	$275,984	$ 0	$ 398,803	$ 158,867	$ 0	$ 0	$1,352,862	$2,186,516
Former Senior Vice President, General Counsel and Secretary	2011	$328,767[7]	$75,000	$ 745,137	$ 167,203	$321,750	$ 0	$ 1,593	$1,639,450[7]
James A. Goetz	2012	$335,000	$ 0	$ 162,845	$ 64,872	$263,310	$ 0	$ 16,858	$ 842,885
Chief Information Officer	2011	$323,896[7]	$ 0	$ 159,382	$ 70,543	$302,250	$ 0	$ 16,888	$ 872,959[7]
Robert A. Lento	2012	$144,918	$ 0	$ 244,235	$ 97,292	$ 0	$ 15,684	$2,245,283	$2,747,412
Former President	2011	$372,894	$ 0	$ 244,969	$ 108,422	$ 0	$ 54,116	$ 14,011	$ 794,412
Information Management	2010	$350,200	$ 0	$ 588,888	$ 0	$ 90,527	$ 44,623	$ 11,440	$1,085,678
Christine Timmins Barry ..	2012	$344,647	$ 0	$ 137,544	$ 54,846	$242,119	$ 37,380	$ 13,876	$ 830,412
Senior Vice President Operations									

(1) Reflects the signing bonus paid to Ms. Houston when she joined the Company on February 15, 2011.

[2] Reflects the aggregate grant date fair value of the PRSU awards and TRSU awards granted to the named executive officers. In addition, with respect to Mr. Fox, the column reflects the aggregate grant date fair value of the salary stock and annual incentive opportunity. The aggregate grant date fair value of all other TRSU and PRSU awards was determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation ("ASC Topic 718"). See Note 10 of the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2012 ("Annual Report") for an explanation of the assumptions made in valuing these awards. The grant date fair value of the PRSU awards and Mr. Fox's annual incentive opportunity was based on the probable outcome of the applicable performance conditions as of the date of grant. The grant date fair value of each of those awards, assuming that the highest level of performance would be achieved, is as follows:

Name	Shares at target (#)	Grant date fair value - probable outcome ($)	Grant date fair value - highest performance level ($)
Ms. Ayers—PRSU	19,299	$ 249,247	$ 498,493
Mr. Fox—PRSU	77,196	$ 996,986	$1,993,973
Mr. Fox—PRSU Annual Incentive	100,000	$1,310,000	$2,620,000
Mr. Valentine—PRSU	5,325	$ 68,772	$ 137,545
Mr. Shanks—PRSU	22,902	$ 295,779	$ 591,558
Ms. Cline—PRSU	3,595	$ 46,429	$ 92,859
Ms. Houston—PRSU	15,439	$ 199,395	$ 398,789
Mr. Goetz—PRSU	6,304	$ 81,416	$ 162,832
Mr. Lento—PRSU	9,455	$ 122,111	$ 244,223
Ms. Timmins Barry—PRSU	5,325	$ 68,772	$ 137,545

[3] Reflects the aggregate grant date fair value, determined in accordance with ASC Topic 718, of stock option awards. See Note 10 of the Annual Report for an explanation of the assumptions made in valuing this award.

[4] For each of the named executive officers, other than Mr. Fox, reflects the annual incentive award earned by him or her for the indicated performance period. Because Mr. Fox's annual incentive is denominated and payable in the form of Common Shares, it is reported in the "Stock Awards" column of the Summary Compensation Table based on its grant date fair value. Mr. Fox received a payout of 131,000 shares under the 2012 annual incentive program. For more information on the 2012 annual incentive awards, please refer to the "Grants of Plan Based Awards" section on page 35 of this proxy statement.

[5] The change in the pension value is generally attributable to additional interest credits and changes in the discount rate and mortality table. The assumptions used to calculate the change in pension values are described in Footnote 1 to the Pension Benefits table. The Company does not provide for above-market or preferential earnings on non-qualified deferred compensation; therefore, no non-qualified deferred compensation earnings are reported.

[6] All other compensation for 2012 is described in the following table:

	Executive Life Premium	Executive Life Imputed Income Gross-up	Executive LTD	Severance Payment	Retirement and Savings Plan Company Match	Total
Ms. Ayers	$2,387	$3,120	$2,565	$ N/A	$7,500	$ 15,572
Mr. Fox	$1,901	$2,541	$ 0	$ N/A	$ 0	$ 4,442
Mr. Valentine	$1,275	$1,714	$1,916	$ N/A	$7,500	$ 12,405
Mr. Shanks	$3,331	$2,685	$2,241	$2,797,366	$7,500	$2,813,123
Ms. Cline	$3,292	$4,426	$2,523	$ N/A	$7,500	$ 17,741
Ms. Houston	$ 818	$ 577	$1,792	$1,349,675	$ 0	$1,352,862
Mr. Goetz	$2,993	$3,875	$2,490	$ N/A	$7,500	$ 16,858
Mr. Lento	$1,027	$ 0	$ 952	$2,238,000	$5,304	$2,245,283
Ms. Timmins Barry	$1,558	$2,095	$2,723	$ N/A	$7,500	$ 13,876

[7] Prior year salary and total are adjusted from the prior year's presentation to reflect the actual salary amount earned by the named executive officer during the applicable fiscal year. The prior year's presentation reflected the annualized salary as of the end of each fiscal year.

GRANTS OF PLAN-BASED AWARDS

The table below and footnotes provide earnings opportunity information about the plan-based awards granted for the fiscal year ended December 31, 2012.

Name	Grant Date	Different[1] Action/ Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#) [4]	All Other Option Awards: Number of Securities Underlying Options (#) [5]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[6]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Andrea J. Ayers			$217,709	$435,417	$870,834							
	11/05/12	10/23/12							30,000			$ 501,150
	2/10/12	2/01/12							19,300			$ 249,260
	2/10/12	2/01/12				9,650	19,299	38,598				$ 249,247
	2/10/12	2/01/12								57,897	12.79	$ 198,587
Jeffrey H. Fox	2/25/13	2/01/12				50,000	100,000	200,000				$1,310,000
									54,000			$ 781,335
	2/10/12	2/01/12							77,197			$ 996,999
	2/10/12	2/01/12				38,598	77,196	154,392				$ 996,986
	2/10/12	2/01/12								231,588	12.79	$ 794,347
Andre S. Valentine			$ 90,927	$181,853	$363,706							
	8/06/12	7/25/12							10,000			$ 155,500
	2/10/12	2/01/12							5,325			$ 68,772
	2/10/12	2/01/12				2,663	5,325	10,650				$ 68,772
	2/10/12	2/01/12								15,990	12.79	$ 54,846
Earl C. Shanks			$125,991	$251,981	$503,962							
	2/10/12	2/01/12							22,902			$ 295,779
	2/10/12	2/01/12				11,451	22,902	45,804				$ 295,779
	2/10/12	2/01/12								68,704	12.79	$ 235,655
Claudia L. Cline			$ 58,012	$116,023	$232,046							
	9/04/12	7/25/12							3,200			$ 50,224
	2/10/12	2/01/12							3,595			$ 46,429
	2/10/12	2/01/12				1,798	3,595	7,190				$ 46,429
	2/10/12	2/01/12								10,800	12.79	$ 37,044
Julia A. Houston			$ 89,695	$179,389	$358,778							
	2/10/12	2/01/12							15,440			$ 199,408
	2/10/12	2/01/12				7,720	15,439	30,878				$ 199,395
	2/10/12	2/01/12								46,317	12.79	$ 158,867
James A. Goetz			$100,500	$201,000	$402,000							
	2/10/12	2/01/12							6,305			$ 81,429
	2/10/12	2/01/12				3,152	6,304	12,608				$ 81,416
	2/10/12	2/01/12								18,913	12.79	$ 64,872
Robert A. Lento			$ 50,722	$101,443	$202,886							
	2/10/12	2/01/12							9,456			$ 122,124
	2/10/12	2/01/12				4,728	9,455	18,910				$ 122,111
	2/10/12	2/01/12								28,365	12.79	$ 97,292
Christine Timmins Barry			$ 92,412	$184,824	$369,648							
	2/10/12	2/01/12							5,325			$ 68,772
	2/10/12	2/01/12				2,663	5,325	10,650				$ 68,772
	2/10/12	2/01/12								15,990	12.79	$ 54,846

(1) The date on which the Compensation Committee of the Board took action to grant such equity awards. The grant date is in accordance with the Company's guidelines on equity awards.

(2) This column provides information about the annual incentive opportunities established during 2012 for the named executive officers, other than Mr. Fox. The annual incentive for Mr. Fox was awarded in the form of the Company's common stock and is shown in the Estimated Future Payouts Under Equity Incentive Plan Awards columns. The information included in the "Threshold," "Target" and "Maximum" columns reflects the range of potential payouts when the performance goals were established by the Compensation and Benefits Committee. Please refer to the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and related footnote for the amount of the annual incentive actually earned by our named executive officers for 2012.

[3] This column provides information about the PRSU award opportunities established during 2012 for the named executive officers. The information included in the "Threshold," "Target" and "Maximum" columns reflects the range of potential awards when the performance goals were established by the Compensation and Benefits Committee. The actual award depends on the extent to which we achieve our EBITDA goals over a two-year performance period commencing January 1, 2012 and ending December 31, 2013. Payment of the PRSU award, if any, will be made in 2014 in the form of shares. For Mr. Fox, this column also reflects his 2012 annual incentive opportunity which was denominated and payable in the form of shares of our common stock.

[4] This column reflects the number of TRSUs granted to our named executive officers in 2012. For Ms. Ayers, Mr. Valentine and Ms. Cline this column also includes a TRSU grant in conjunction with each of their promotions as noted on page 27 of the CD&A. The amounts of such awards are 30,000; 10,000 and 3,200 shares respectively. The TRSUs vest in equal installments on the second and third anniversaries of the date of grant. For Mr. Fox, this column also includes 4,500 shares paid each month as salary stock, for a total of 54,000 units.

[5] This column reflects the shares underlying the stock options granted to each of the named executive officers. Each stock option award vests in equal installments on the second and third anniversaries of the date of grant and has an exercise price equal to the fair market value of the underlying shares on the date of grant.

[6] Reflects the grant date fair value, as determined in accordance with ASC Topic 718, of each equity award. See Note 10 of the Consolidated Financial Statements contained in the Annual Report for an explanation of the assumptions made in valuing these awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table and footnotes describe equity awards granted to the named executive officers that were outstanding as of December 31, 2012:

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Unvested Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares in Units or Other Rights That Have Not Vested ($)(3)
Andrea J. Ayers		57,897	$12.79	2/10/22				
		52,980	$13.76	2/04/21				
					19,300(4)	$ 316,713		
					17,660(5)	$ 289,901		
					14,400(6)	$ 236,304		
					30,000(7)	$ 492,300		
					22,500(8)	$ 369,225		
							38,598(11)	$ 633,393
							35,320(12)	$ 579,601
Jeffrey H. Fox	100,000		$10.88	2/09/15				
		231,588	$12.79	2/10/22				
		213,630	$13.76	2/04/21				
					77,197(4)	$1,266,803		
					71,210(5)	$1,168,556		
							154,392(11)	$2,533,573
							142,420(12)	$2,337,112
Andre S. Valentine		15,990	$12.79	2/10/22				
		15,000	$13.76	2/04/21				
					5,325(4)	$ 87,383		
					5,000(5)	$ 82,050		
					4,400(6)	$ 72,204		
					10,000(9)	$ 164,100		
					5,000(8)	$ 82,050		
							10,650(11)	$ 174,767
							10,000(12)	$ 164,100
Claudia L. Cline		10,800	$12.79	2/10/22				
		12,750	$13.76	2/04/21				
					3,595(4)	$ 58,994		
					4,250(5)	$ 69,743		
					3,200(6)	$ 52,512		
					3,200(10)	$ 52,512		
					3,750(8)	$ 61,538		
							7,190(11)	$ 117,988
							8,500(12)	$ 139,485
James A. Goetz		18,913	$12.79	2/10/22				
		17,375	$13.76	2/04/21				
					6,305(4)	$ 103,465		
					5,792(5)	$ 95,047		
					4,400(6)	$ 72,204		
					11,250(8)	$ 196,920		
							12,608(11)	$ 206,897
							11,582(12)	$ 190,061

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Unvested Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares in Units or Other Rights That Have Not Vested ($)[3]
Christine Timmins Barry . .		15,990	$12.79	2/10/22				
		22,500	$13.76	2/04/21				
					5,325[4]	$ 87,383		
					7,500[5]	$123,075		
					4,400[6]	$ 72,204		
					11,250[8]	$184,613		
							10,650[11]	$174,767
							15,000[12]	$246,150

(1) TRSUs.

(2) Value reported was determined by multiplying the number of units shown by the closing price of our shares as of December 31, 2012, which was $16.41.

(3) Value reported was determined by multiplying the number of units shown by the closing price of our shares as of December 31, 2012, which was $16.41.

(4) TRSU award that vests half on February 10, 2014 and half on February 10, 2015.

(5) TRSU award that vests half on February 4, 2013 and half on February 4, 2014.

(6) TRSU award that vests on February 1, 2013.

(7) Promotion grant TRSU award that vests half on November 5, 2014 and half on November 5, 2015.

(8) TRSU award that was granted on June 18, 2010 and vests on June 18, 2013.

(9) Promotion grant TRSU award that vests half on August 6, 2014 and half on August 6, 2015.

(10) Promotion grant TRSU award that vests half on September 4, 2014 and half on September 4, 2015.

(11) 2012 PRSU award where the number of shares issued depends on the satisfaction of certain performance criteria over the two-year period ending December 31, 2013. The amount shown assumes maximum payout (200% of target) based on achievement of performance goals through December 31, 2012. The actual award, if any, will vest on February 10, 2014.

(12) 2011 PRSU award where the number of shares issued depends on the satisfaction of certain performance criteria over the two-year period ending December 31, 2012. As required by this table, the amount shown assumes maximum payout (200% of target) based on achievement of performance goals through December 31, 2012. These awards were paid at 146% of target on February 4, 2013 as discussed above on page 27.

OPTION EXERCISES AND STOCK VESTED

The following table and footnotes set forth information with respect to any stock options exercised by our named executive officers and TRSUs and PRSUs that vested during the year ending December 31, 2012:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Andrea J. Ayers[1]	0	$ 0	61,884	$ 926,016
Jeffrey H. Fox[2]	200,000	$1,089,769	203,377	$3,183,076
Andre S. Valentine[1]	0	$ 0	17,534	$ 262,791
Earl C. Shanks[3]	9,543	$ 35,882	208,489	$3,015,895
Claudia L. Cline[1]	0	$ 0	8,502	$ 134,189
Julia A. Houston[3]	9,007	$ 39,949	50,950	$ 824,371
James A. Goetz[1]	0	$ 0	32,934	$ 475,829
Robert A. Lento[3]	2,364	$ 9,459	111,337	$1,490,549
Christine Timmins Barry[1]	0	$ 0	27,984	$ 408,717

(1) Reflects the value realized upon vesting of TRSUs in 2012 and payout of PRSUs for the 2010-2012 performance period.

(2) Reflects the value realized upon vesting of TRSUs in 2012, which includes:

Component	Shares	Value Realized
Salary	54,000	$ 781,335
Annual Incentive	131,000	$2,154,295
Non-employee Director Awards Granted in 2009	18,377	$ 247,446

(3) Reflects the value of TRSUs and PRSUs realized upon termination.

PENSION BENEFITS

The following table and footnotes show, as of December 31, 2012, for each of the Company's qualified and non-qualified pension plans and for each of the 2012 named executive officers, the years of credited service, the present value of the benefits that are expected to be paid to each named executive officer, as well as any payments made during 2012.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Andrea J. Ayers	Pension Plan	22	$ 191,424	$0
	Non-Qualified Excess Pension Plan	22	$ 29,665	$0
Jeffrey H. Fox	N/A			
Andre S. Valentine	Pension Plan	15	$ 190,695	$0
	Non-Qualified Excess Pension Plan	15	$ 52,363	$0
Earl C. Shanks	Pension Plan	8	$ 110,421	$0
	Supplemental Executive Retirement Plan[2]	17	$4,215,230	$0
Claudia L. Cline	Pension Plan	16	$ 290,907	$0
	Non-Qualified Excess Pension Plan	16	$ 60,671	$0
Julia A. Houston	N/A			
James A. Goetz	N/A			
Robert A. Lento	Pension Plan	13	$ 177,894	$0
	Non-Qualified Excess Pension Plan	13	$ 197,752	$0
Christine Timmins Barry	Pension Plan	17	$ 185,792	0
	Non-Qualified Excess Pension Plan	17	$ 42,739	$0

(1) Except as noted in this footnote, amounts reported were computed using the same assumptions used for financial reporting purposes under generally accepted accounting principles as described in more detail in Note 9 to the Company's financial statements. For the Pension Plan, the assumptions used include a discount rate of 4.00% and a 75% lump sum payment distribution assumption at age 65. The assumed retirement age for the Pension Plan is age 65, the normal retirement age specified in that plan. Amounts reported were based on an assumption that each named executive officer would work to, and retire at, the assumed retirement age.

(2) Mr. Shanks' amounts reflect his actual benefit payments to be made in the first quarter 2013. For purposes of calculating Mr. Shanks' benefit under the SERP at termination, he received additional service credits equal to one additional year of service for each year of service completed.

Pension Plan. In general, all U.S.-resident employees of the Company, including all named executive officers, participate in the Pension Plan on the same terms and conditions. To allow its executives to benefit from the favorable features of a qualified plan (up to the permissible limits), the Company has structured its retirement benefits so that the executives' retirement benefits are provided through both a qualified and non-qualified Pension Plan. Mr. Fox, Ms. Houston and Mr. Goetz do not participate in the Pension Plan.

Effective April 1, 2008, the Pension Plan, a cash balance pension plan, was frozen with no additional pension credits accruing for any employees. At the end of each year, an active participant's account is credited with interest at the rate of 4% per annum. At retirement or other termination of employment, an amount equivalent to the balance then credited to the account is payable to the participant in the form of a life annuity. In lieu of a life annuity, a participant may elect to receive the actuarial equivalent of his or her benefit in the form of a lump sum (lump sum payments were limited to 50% payout in 2012 due to pension trust funding levels), or a joint and survivor annuity.

Non-Qualified Excess Pension Plan. The Company's non-qualified excess pension plan provides a pension benefit to employees whose pension benefit under the qualified pension plan is reduced or capped due to Internal

Revenue Service limitations applicable to that plan. As described in the table above, certain named executive officers are eligible to receive a benefit under this plan. Mr. Shanks was not eligible for participation in this plan because he has vested in the SERP. Benefits are paid in 10 annual installments or, if less, the value of the benefits divided by $50,000, rounded up commencing six months after a participant's separation from service.

Supplemental Executive Retirement Plan. The SERP provides an enhanced pension benefit designed to attract and retain certain top executives. The annual benefit under the SERP is 50% of the executive's final average pay (reduced by the executive's qualified pension benefit). This benefit is reduced if the executive has not attained at least age 62 and completed 25 years of service at retirement. The reduction is 3.5% for each year of age under age 62 and 3.5% for each year of service under 25 years. Executives become vested upon completing five years of service. Final average pay is defined as the executive's highest base salary and annual incentive target over the last five years of his or her career. In 2007, Mr. Shanks agreed to a modification of his SERP benefit that froze his pay for purposes of the SERP calculation at his 2007 compensation level. Mr. Shanks made a lump sum election in 2008, which would be payable six months after separation from service.

NON-QUALIFIED DEFERRED COMPENSATION

The following table and footnotes set forth the contributions, earnings, withdrawals or distributions and aggregate balances for the 2012 named executive officers participating in the Executive Deferred Compensation Plan for the year ending December 31, 2012.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[3]
Andrea J. Ayers	$0	$0	$ 10,707	$ 0	$ 66,463
Jeffrey H. Fox	$0	$0	$ 0	$ 0	$ 0
Andre S. Valentine	$0	$0	$ 65,708	$ 0	$ 434,697
Earl C. Shanks	$0	$0	$569,632	$ 0	$2,624,593
Claudia L. Cline	$0	$0	$ 40,109	$ 0	$ 251,591
Julia A. Houston	$0	$0	$ 0	$ 0	$ 0
James A. Goetz	$0	$0	$ 0	$ 0	$ 0
Robert A. Lento	$0	$0	$ 98,771	$(333,333)	$ 389,652
Christine Timmins Barry	$0	$0	$ 62,483	$ 0	$ 425,589

(1) Amount reported is included in the compensation reported in the Summary Compensation Table for each named executive officer.

(2) Amount reported is not included in the compensation reported in the Summary Compensation Table because the amounts do not reflect above-market or preferential earnings.

(3) The aggregate balance as of December 31, 2012 for each named executive officer includes deferrals that were previously earned and reported as compensation in the Summary Compensation Table for prior years. For example, from 2008-2011 our named executive officers deferred the following amounts that were previously reported as compensation in the Summary Compensation Table: $0 for Mr. Fox; $158,098 for Mr. Shanks; $0 for Ms. Houston; $0 for Ms. Ayers; $0 for Mr. Goetz; and $292 for Mr. Lento. These amounts have since been adjusted, pursuant to the terms of the Executive Deferred Compensation Plan, for investment performance (e.g., earnings and losses), deferrals credited during 2012 and distributions.

Through December 22, 2011, the Executive Deferred Compensation Plan permitted executives to defer receipt of up to 75% of their base salary and/or hire or retention bonuses and up to 100% of their annual incentive compensation. The Company matched 100% of the first 5% of amounts deferred by the plan participant (reduced by the Company match eligible to be received under the Company's Retirement and Savings Plan).

Amounts deferred by participants (and the related amounts matched by the Company) are assumed to have been invested in shares of common stock of the Company or in investment options that mirror the gains and/or losses of several different publicly available investment funds based on the investment selections of the participant. Effective December 23, 2011, the Executive Deferred Compensation Plan was frozen and no additional deferrals are permitted on or after that date.

In general, participants are permitted to change their investment direction and exchange in and out of the available investment options on a daily basis. At termination of employment, the participant's vested account is distributed in a single lump sum payment or in monthly or annual installments to begin within 10 years of termination for a term not to exceed 10 years as elected by the participant for a particular year's deferral.

PAYMENTS UPON TERMINATION OR IN CONNECTION WITH CHANGE OF CONTROL

We have entered into agreements and maintain plans and arrangements that require us to pay or provide compensation and benefits to the named executive officers in the event of certain terminations of employment or in connection with a change of control of the Company. The estimated amount payable or provided to each named executive officer in each situation is summarized below. The estimates for named executive officers generally are based on the assumption that the various triggering events occurred on the last day of 2012, along with other material assumptions noted below. The actual amounts that would be paid to a named executive officer upon termination of employment or in connection with a change of control can only be determined at the time the actual triggering event occurs. The amounts set out below for Mr. Shanks, Ms. Houston and Mr. Lento reflect the amounts of compensation actually provided by the Company in connection with their respective terminations of employment during 2012.

Severance Plan and Mr. Fox's Employment Agreement

Each of the currently serving named executive officers, except Mr. Goetz (whose employment terminated February 2013 and whose benefits were continued under a prior severance plan), participates in the Severance Plan, which provides for certain severance benefits to senior executives of the Company. Mr. Shanks, Ms. Houston, and Mr. Lento did not participate in this Severance Plan because their respective termination dates preceded its implementation. The Company is also a party to an employment agreement with Mr. Fox, which varies some of the terms of the Severance Plan that would otherwise apply to Mr. Fox. Under the Severance Plan (and for Mr. Fox, his employment agreement), we would be obligated to provide the following severance benefits in the circumstances described below:

Qualifying Termination Not in Connection with Change of Control. In the event that a named executive officer's employment is terminated by the Company without cause (including as a result of a reduction in force) or by the named executive officer for good reason, and the termination of employment does not occur in connection with a change of control (as described below), the named executive officer would be entitled to the following payments and benefits under the Severance Plan:

- cash severance equal to a multiple (two times for Mr. Fox, Ms. Ayers and Mr. Valentine, and one times for the other named executive officers) of the sum of base pay and targeted annual incentive for the year in which the termination occurs;
- a pro-rated portion of the annual incentive for the year in which the termination occurs, based on actual performance results;
- if the officer elects COBRA coverage, continued medical, dental and vision coverage at the employee rate for the period for which severance is calculated; and
- outplacement services, up to a maximum value of $20,000.

The Company's obligation to provide benefits under the Severance Plan is conditioned upon the employee providing a release of all claims and complying with applicable non-competition and other post-employment restrictive covenants that may be included by the Company in the release of claims agreement.

For purposes of the Severance Plan, "cause" generally means the officer has engaged in willful misconduct or gross negligence in the performance of any of his or her duties which could reasonably be expected to result in a material liability to the Company, has intentionally failed or refused to perform reasonably and lawfully assigned duties, has been indicted for, or convicted of, or pled guilty or nolo contendere to, any crime involving dishonesty, fraud, theft, breach of trust, violence or threats of violence or other significant offenses or acts, or willfully failed to comply with any material rules, regulations, policies or procedures of the Company (including our Code of Business Conduct).

For purposes of the Severance Plan, "good reason" means that, without the officer's prior written consent: (i) the officer's base salary, incentive compensation opportunity or aggregate benefits is materially reduced (except for across-the-board reductions that apply to officers of the same or similar rank generally, unless such actions are taken immediately prior to a change of control), the officer's base salary or earned incentive compensation is not paid or the officer's benefits are materially reduced in the aggregate or are not provided, (ii) the officer's authorities, duties, responsibilities or reporting relationships are materially diminished or the officer is assigned duties that are materially inconsistent with his or her position, (iii) the officer's principal place of business is relocated outside a 50-mile radius of the officer's then current principal place of business, and, if any of these occur, the officer notifies the Company within 60 days, the Company fails to cure the condition within 30 days after notice and the officer resigns within 60 days after the specified cure period.

With respect to Mr. Fox, "good reason" means (i) a material breach by the Company of any provision of his employment agreement; (ii) a reduction in title as Executive Chairman; (iii) a material reduction in base salary, a material breach of the incentive compensation provisions of the agreement or the failure to pay base salary or earned incentive compensation amounts or, except for across-the-board reductions that apply to senior management generally, a material reduction in the aggregate level of benefits or the failure to provide any such benefits; (iv) a material diminution in authority, duties, responsibilities or reporting relationships or the assignment of duties that are materially inconsistent with Mr. Fox's position under his employment agreement; or (v) the relocation of Mr. Fox's principal place of business outside of Little Rock, Arkansas or anywhere other than the Company's headquarters and principal executive offices located in Cincinnati, Ohio; in any case provided that the Mr. Fox notifies the Company of the condition within 60 days, the Company fails to cure the condition within 30 days after notice, and Mr. Fox resigns within 60 days after the specified cure period. However, changes in title or changes in his service relationship with the Company as a result of his transition from CEO to Executive Chairman or as a result of a possible future transition from Executive Chairman to non-employee member of the Board of Directors would not constitute good reason.

Qualifying Termination in Connection with Change of Control. In the event that a named executive officer's employment is terminated — in connection with a change of control — by the Company without cause (including as a result of a reduction in force) or by the named executive officer for good reason, the named executive officer would be entitled to the following payments and benefits described below. A termination without cause or for good reason occurs "in connection with" a change of control if it occurs (i) in anticipation of, and within six months prior to, a change of control, or (ii) within two years following a change of control. In this situation, the following payments and benefits would be provided to the named executive officer under the Severance Plan:

- cash severance equal to two times the sum of base pay and targeted annual incentive for the year in which the termination occurs;
- a pro-rated portion of the targeted annual incentive for the year in which the termination occurs;
- if the officer elects COBRA coverage, continued medical, dental and vision coverage at the employee rate for the period for which severance is calculated; and

- outplacement services, up to a maximum value of $20,000.

The Severance Plan does not provide for any tax gross-up for any "golden parachute" excise taxes that may be imposed on a named executive officer under Sections 280G and 4999 of the Internal Revenue Code. Instead, a named executive officer who would be subject to that excise tax will either (i) receive all payments and benefits to which the officer is entitled, subject to the excise tax, or (ii) have such payments and benefits reduced to the "safe harbor" amount so that the excise tax will not apply, if such reduction would result in a greater net after-tax benefit to the officer.

The Company's obligation to provide benefits under the Severance Plan is conditioned upon the employee providing a release of all claims and complying with applicable non-competition and other post-employment restrictive covenants that may be included by the Company in the release of claims agreement.

For purposes of the Severance Plan, a "change of control" generally means: (i) the acquisition of 20% or more of the Company's outstanding Common Shares or voting securities; (ii) certain changes in a majority of the directors of the Company; (iii) certain business combinations unless (A) all or substantially all of the holders of the Company's outstanding Common Shares and voting securities continue to beneficially own more than 50% of the common stock and voting power of the entity resulting from the business combination in substantially the same proportions, (B) no person beneficially owns 20% or more of the then outstanding common stock or voting power of the entity resulting from the business combination, and (C) at least a majority of the directors of the entity resulting from the business combination were continuing directors of the Company prior to the business combination; or (iv) the shareholders of the Company approve a complete liquidation or dissolution of the Company.

The meanings of the terms "cause" and "good reason" are as described above.

Long-Term Incentives

We granted long-term incentive awards to our named executive officers under our Long Term Incentive Plan, in the form of TRSUs, PRSUs and stock options. In the event of a named executive officer's death, disability, retirement or involuntary termination of employment by the Company without cause, or in connection with a change of control, each named executive officer's outstanding and unvested long-term incentive awards would become vested as described below:

Award	Death or Disability	Involuntary Termination Without Cause	Retirement	Change of Control
TRSU granted in March 2010 and prior years	A pro-rated number would become vested upon the date of termination	A pro-rated number would become vested upon the date of termination	N/A	Fully vested on the change of control
TRSU granted in July 2010 ("Retention Award")	A pro-rated number would become vested upon the date of termination	A pro-rated number would become vested upon the date of termination	N/A	Units would be converted to cash and would vest: 1/3 on the change of control, 1/3 six months after the change of control and 1/3 on the first anniversary of the change of control (although vesting would accelerate on an earlier termination without cause, by reason of death or disability, or for good reason).

Award	Death or Disability	Involuntary Termination Without Cause	Retirement	Change of Control
TRSUs granted in February 2011 and February 2012	A pro-rated number would become vested upon the date of termination	A pro-rated number would become vested upon the date of termination	N/A	Units would be converted to cash and would vest: 1/2 on the earlier of six months or the second anniversary of the date of grant, and 1/2 would vest on the earlier of 12 months or the third anniversary of the date of grant (although vesting would accelerate on an earlier termination without cause, by reason of death or disability, or for good reason).
PRSU for the 2012-2013 performance cycle	A pro-rated number would become vested upon the date of termination based on performance through the last day of the month preceding the date of termination	A pro-rated number would become vested upon the date of termination based on performance through the last day of the month preceding the date of termination	A pro-rated number would become vested upon the date of termination based on performance through the last day of the month preceding the date of termination	All awards would become fully vested based on performance through the change of control
Stock Options granted before 2012	N/A	N/A	N/A	All stock options would become fully vested on the change of control
Stock Options granted in 2012	A pro-rated number would become vested upon the date of termination	A pro-rated number would become vested upon the date of termination	N/A	All stock options would become fully vested on the change of control
Equity awards granted to Mr. Fox	Notwithstanding the foregoing, in the event the company terminates Mr. Fox's employment (or later service as a non-employee director, if applicable) without "cause", or he leaves for "good reason" (each as defined in his employment agreement), then in addition to the provisions above, he will receive pro-rata vesting of his outstanding, unvested equity awards. As Executive Chairman, Mr. Fox is no longer eligible to be granted new long-term incentive awards after December 31, 2012.			

For purposes of the Long Term Incentive Plan, "retirement" generally is defined as termination of employment (i) after age 55 with 10 years of service, or (ii) with 30 years of service. "Cause" generally means fraud, misappropriation, embezzlement, commission of a crime or an act of moral turpitude, violation of the Company's Code of Business Conduct, recklessly or willfully injuring an employee, Company property, business or reputation or acting recklessly in the performance of duties.

For purposes of the Long Term Incentive Plan, a "change of control" means (i) a tender is made and consummated for 30% or more of the outstanding voting securities of the Company; (ii) the Company merges or

consolidates with another corporation and as a result of such merger or consolidation less than 75% of the outstanding voting securities of the surviving or resulting corporation are owned in the aggregate by the former shareholders of the Company, other than certain affiliates of a party to the transaction; (iii) the sale of substantially all of the Company's assets to another corporation which is not a wholly owned subsidiary; (iv) the acquisition of 20% or more of the outstanding voting securities of the Company, or the acquisition of control in any manner of the election of a majority of the directors of the Company; or (v) within a two-year period, individuals who at the beginning of such period constitute the Board cease to constitute at least a majority thereof, unless the election of each new director is approved in advance by at least two-thirds of the directors then in office who were directors at the beginning of the two-year period.

Severance Tables

The following tables describe payments to each named executive officer (other than Mr. Shanks, Ms. Houston and Mr. Lento) that would be triggered by the occurrence of various events explained above and listed below:

	Disability	Death	Termination Without Cause or for Good Reason	Change of Control	Termination Without Cause or for Good Reason following a Change of Control
Andrea J. Ayers					
TRSU vesting(1)	$1,006,863	$1,006,863	$ 1,006,863	$ 359,379	$1,344,964
PRSU vesting(2)(ii)	$1,070,132	$1,070,132	$ 1,070,132	$1,366,243	$ 0
Performance Cash vesting(3)	$ 0	$ 0	$ 0	$ 0	$ 0
Stock option vesting(4)	$ 58,219	$ 58,219	$ 58,219	$ 349,984	N/A
Supplemental LTD	$1,065,870	N/A	N/A	N/A	N/A
Life Benefit (3x base salary)	N/A	$1,350,000	N/A	N/A	N/A
Severance (multiple of base salary)	N/A	N/A	$ 1,400,000	N/A	$1,400,000
Severance (multiple of annual incentive)	N/A	N/A	$ 870,834	N/A	$ 870,834
Severance (pro-rated AIP for year of termination)	N/A	N/A	$ 570,396	N/A	$ 435,417
Benefits continuation(7)	$ 8,201	N/A	$ 28,201	N/A	$ 36,402
Excise tax + tax gross-up(8)	N/A	N/A	N/A	N/A	N/A
Total	$3,209,285	$3,485,214	$ 5,004,645	$2,075,606	$4,087,617

	Disability	Death	Termination Without Cause or for Good Reason	Change of Control	Termination Without Cause or for Good Reason following a Change of Control
Jeffrey H. Fox					
TRSU vesting(1)	$1,201,305	$1,201,305	$ 1,201,305	$ 0	$2,435,359
PRSU vesting(2)(ii)	$2,890,537	$2,890,537	$ 2,890,537	$4,074,982	$ 0
Performance Cash vesting(3)(i)	N/A	N/A	N/A	N/A	N/A
Stock option vesting(4)	$ 232,875	$ 232,875	$ 232,875	$1,404,468	N/A
Supplemental LTD	$ 966,798	N/A	N/A	N/A	N/A
Life Benefit (3x base salary)	N/A	$3,244,005	N/A	N/A	N/A
Severance (multiple of base salary)(5)	N/A	N/A	$ 2,162,670	N/A	$2,162,670
Severance (multiple of annual incentive)(6)	N/A	N/A	$ 3,282,000	N/A	$3,282,000
Severance (pro-rated AIP for year of termination)	N/A	N/A	$ 2,149,710	N/A	$1,641,000
Benefits continuation(7)	$ 10,973	N/A	$ 30,973	N/A	$ 41,946
Excise tax + tax gross-up(8)	N/A	N/A	N/A	N/A	N/A
Total	$5,302,488	$7,568,722	$11,950,070	$5,479,450	$9,562,975

	Disability	Death	Termination Without Cause or for Good Reason	Change of Control	Termination Without Cause or for Good Reason following a Change of Control
Andre S. Valentine					
TRSU vesting[1]	$ 279,107	$ 279,107	$ 279,107	$ 99,554	$ 388,233
PRSU vesting[2](i)(ii)	$ 308,719	$ 308,719	$ 308,719	$390,423	$ 0
Performance Cash vesting [3]	$ 0	$ 0	$ 0	$ 0	$ 0
Stock option vesting[4]	$ 16,079	$ 16,079	$ 16,079	$ 97,634	N/A
Supplemental LTD	$ 666,169	N/A	N/A	N/A	N/A
Life Benefit (3x base salary)	N/A	$ 734,400	N/A	N/A	N/A
Severance (multiple of base salary)	N/A	N/A	$ 750,000	N/A	$ 750,000
Severance (multiple of annual incentive)	N/A	N/A	$ 363,706	N/A	$ 363,706
Severance (pro-rated AIP for year of termination)	N/A	N/A	$ 238,227	N/A	$ 181,853
Benefits continuation[7]	$ 10,973	N/A	$ 30,973	N/A	$ 41,946
Excise tax + tax gross-up[8]	N/A	N/A	N/A	N/A	N/A
Total	$1,281,047	$1,338,305	$1,986,811	$587,611	$1,725,738

	Retirement	Disability	Death	Termination Without Cause or for Good Reason	Change of Control	Termination Without Cause or for Good Reason following a Change of Control
Claudia L. Cline						
TRSU vesting[1]	N/A	$ 187,457	$ 187,457	$ 187,457	$ 73,025	$ 222,273
PRSU vesting[2](i)(ii)	$234,964	$ 234,964	$ 234,964	$ 234,964	$290,123	$ 0
Performance Cash vesting[3]	N/A	$ 0	$ 0	$ 0	$ 0	$ 0
Stock option vesting[4]	N/A	$ 10,860	$ 10,860	$ 10,860	$ 72,884	N/A
Supplemental LTD	N/A	$ 240,489	N/A	N/A	N/A	N/A
Life Benefit (3x base salary)	N/A	N/A	$ 743,496	N/A	N/A	N/A
Severance (multiple of base salary)	N/A	N/A	N/A	$ 300,000	N/A	$ 600,000
Severance (multiple of annual incentive)	N/A	N/A	N/A	$ 116,023	N/A	$ 232,046
Severance (pro-rated AIP for year of termination)	N/A	N/A	N/A	$ 151,990	N/A	$ 116,023
Benefits continuation[7]	N/A	$ 3,905	N/A	$ 23,905	N/A	$ 27,810
Excise tax + tax gross-up[8]	N/A	N/A	N/A	N/A	N/A	N/A
Total	$234,964	$ 677,675	$1,176,777	$1,025,199	$436,032	$1,198,152

	Disability	Death	Termination Without Cause or for Good Reason	Change of Control	Termination Without Cause or for Good Reason following a Change of Control
James A. Goetz					
TRSU vesting[1]	$ 334,157	$ 334,157	$ 334,157	$137,844	$ 329,792
PRSU vesting[2](i)(ii)	$ 342,692	$ 342,692	$ 342,692	$439,416	$ 0
Performance Cash vesting[3]	$ 0	$ 0	$ 0	$ 0	$ 0
Stock option vesting[4]	$ 19,018	$ 19,018	$ 19,018	$114,509	N/A
Supplemental LTD	$ 414,980	N/A	N/A	N/A	N/A
Life Benefit (3x base salary)	N/A	$1,005,000	N/A	N/A	N/A
Severance (multiple of base salary)	N/A	N/A	$ 335,000	N/A	$ 670,000
Severance (multiple of annual incentive)	N/A	N/A	$ 201,000	N/A	$ 402,000
Severance (pro-rated AIP for year of termination)	N/A	N/A	$ 263,310	N/A	$ 201,000
Benefits continuation[7]	$ 10,970	N/A	$ 30,970	N/A	$ 41,940
Excise tax + tax gross-up[8]	N/A	N/A	N/A	N/A	N/A
Total	$1,121,817	$1,700,867	$1,526,147	$691,769	$1,644,732

	Disability	Death	Termination Without Cause or for Good Reason	Change of Control	Termination Without Cause or for Good Reason following a Change of Control
Christine Timmins Barry					
TRSU vesting[1]	$ 337,226	$ 337,226	$ 337,226	$133,742	$ 333,533
PRSU vesting[2](i)(ii)	$ 368,616	$ 368,616	$ 368,616	$450,319	$ 0
Performance Cash vesting[3]	$ 0	$ 0	$ 0	$ 0	$ 0
Stock option vesting[4]	$ 16,079	$ 16,079	$ 16,079	$117,509	N/A
Supplemental LTD	$ 695,323	N/A	N/A	N/A	N/A
Life Benefit (3x base salary)	N/A	$1,000,800	N/A	N/A	N/A
Severance (multiple of base salary)	N/A	N/A	$ 375,000	N/A	$ 750,000
Severance (multiple of annual incentive)	N/A	N/A	$ 184,824	N/A	$ 369,648
Severance (pro-rated AIP for year of termination)	N/A	N/A	$ 242,119	N/A	$ 184,824
Benefits continuation[7]	$ 11,092	N/A	$ 31,092	N/A	$ 42,184
Excise tax + tax gross-up[8]	N/A	N/A	N/A	N/A	N/A
Total	$1,428,336	$1,722,721	$1,554,956	$701,570	$1,680,189

(1) TRSU value is based on December 31, 2012 closing price of $16.41.

(2) PRSU value is based on December 31, 2012 closing price of $16.41. (i) Performance criteria applied for purposes of 2010 PRSUs is based on the Company's TSR through December 31, 2012. (ii) Performance criteria applied for purposes of 2011 and 2012 PRSUs is based on the Company's EBITDA performance through December 31, 2012.

(3) Performance criteria for performance cash is based on the Company's TSR through December 31, 2012. The TSR threshold for performance cash was not achieved. (i) Mr. Fox did not participate in the performance cash program.

(4) Value of accelerated stock options is based on the difference between the exercise price and the closing price of $16.41 on December 31, 2012.

[5] Mr. Fox receives a base salary consisting of $300,000 cash per year and 4,500 fully vested shares of company stock per month valued for 2012 at $781,335 based on the average high/low share price on the monthly pay date.

[6] As noted in Footnote 2 of the Summary Compensation Table, the annual incentive award for Mr. Fox is payable in the Company's common stock. For purposes of this calculation, the value is based on December 31, 2012 closing price of $16.41.

[7] Amounts represent continuation of medical, dental and vision premium payments for those named executive officers who participate in our health plans, as well as outplacement services.

[8] The Severance Plan no longer provides an excise tax gross up due to Section 280G limitation.

Payments to Mr. Shanks

Mr. Shanks' employment as our CFO terminated effective as of August 4, 2012. In connection with his termination, Mr. Shanks entered into a separation agreement pursuant to which he received severance benefits in consideration for a release of all claims and his agreement to confidentiality and non-disparagement provisions. Pursuant to his separation agreement, Mr. Shanks received the severance benefits to which he would have been entitled under our prior Severance Pay Plan approved on December 9, 2008 on a termination of employment without cause (not in connection with a change of control). Those benefits included a cash severance payment equal to two times base pay and annual incentive bonus, continued health and welfare benefits and outplacement services. He also received a pro-rated payment of his 2012 annual incentive at target and additional cash severance of $750,000 in recognition of his performance in connection with streamlining and restructuring our business, including the sale of our former IM business. Mr. Shanks also received vesting of his equity compensation awards in accordance with their terms and his accrued and unpaid benefits under our retirement and deferred compensation plans. The payments and benefits provided to Mr. Shanks in connection with his termination are quantified below:

	Termination Without Cause
Earl C. Shanks	
SERP lump sum value[1]	$4,215,230
TRSU vesting[2]	$ 763,663
PRSU vesting[3]	$ 949,358
Performance Cash vesting[4]	$ 0
Stock option vesting[5]	$ 35,882
Severance (multiple of base salary)[6]	$1,000,000
Severance (multiple of annual incentive)[7]	$ 790,500
Severance (pro-rated annual incentive for 2012)[8]	$ 250,820
Benefits continuation[9]	$ 6,046
Additional Cash Severance Related to Sale of IM Business[10]	$ 750,000
Total	$8,761,499

[1] Represents total SERP payment under the pension plan which will be made in the first quarter of 2013.

[2] Awards are pro-rated for plan years 2010, 2011 and 2012; amount shown reflects actual value realized upon distribution.

[3] Awards are pro-rated with performance metric applied for plan years 2010, 2011 and 2012; amount shown reflects actual value realized upon distribution.

[4] 2010 Performance Cash forfeited based on required performance metric.

[5] 2011 award is forfeited; 2012 award is pro-rated with six months to exercise; amount shown reflects the actual value realized upon exercise.

[6] Represents two times base salary per severance agreement.

[7] Represents two times the AIP target amount per severance agreement.

[8] Represents a pro-rated target amount for the 2012 plan year.

[9] Represents equivalent company cost for additional six months of Cobra coverage.

[10] Represents additional cash severance discussed above.

Payments to Ms. Houston

Ms. Houston's employment as our Senior Vice President, General Counsel and Corporate Secretary terminated effective as of September 15, 2012. In connection with her termination, Ms. Houston entered into a separation agreement pursuant to which she received severance benefits in consideration for a release of all claims and her agreement to confidentiality and non-disparagement provisions. Pursuant to her separation agreement, Ms. Houston received the severance benefits to which she would have been entitled under our prior Severance Pay Plan as amended and restated effective as of July 1, 2011 on a termination of employment without cause (not in connection with a change of control). Those benefits included a cash severance payment equal to one times base pay and annual incentive bonus, continued health and welfare benefits and outplacement services. She also received a pro-rated payment of her 2012 annual incentive at target and additional cash severance of $440,000 in recognition of her performance in connection with streamlining and restructuring our business, including the sale of our former IM business. Ms. Houston also received vesting of her equity awards in accordance with their terms. The payments and benefits provided to Ms. Houston in connection with her termination are quantified below:

	Termination Without Cause
Julia A. Houston	
TRSU vesting[1]	$ 403,658
PRSU vesting[2]	$ 420,712
Stock option vesting[3]	$ 39,949
Severance (multiple of base salary)[4]	$ 390,000
Severance (multiple of annual incentive)[5]	$ 329,550
Severance (pro-rated annual incentive for 2012)[6]	$ 190,125
Additional Cash Severance Related to Sale of IM Business[7]	$ 440,000
Total	$2,213,994

[1] Awards are pro-rated for plan years 2010, 2011 and 2012; amount shown reflects actual value realized upon distribution.

[2] Awards are pro-rated with performance metric applied for plan years 2010, 2011 and 2012; amount shown reflects actual value realized upon distribution.

[3] 2011 award is forfeited; 2012 award is pro-rated with six months to exercise; amount shown reflects actual value realized upon exercise.

[4] Represents one times base salary per severance agreement.

[5] Represents pro-rated AIP payment per severance agreement.

[6] Represents a pro-rated AIP target amount for the 2012 plan year.

[7] Represents additional cash severance discussed above.

Payments to Mr. Lento

Mr. Lento's employment as President of our Information Management business terminated effective as of May 16, 2012, in connection with our sale of that business. In connection with his termination, Mr. Lento received severance benefits in accordance with the terms of his employment agreement, and his equity awards vested in accordance with their terms and the terms of the agreement for the sale of the IM business. He also received a pro-rated payment of his 2012 annual incentive at target and additional cash severance of $790,000 in recognition of his performance in connection with the sale of the IM business. The payments and benefits provided to Mr. Lento in connection with his termination are quantified below:

	Termination Without Cause
Robert A. Lento	
TRSU vesting[1]	$ 661,173
PRSU vesting[2]	$ 280,204
Performance Cash vesting[3]	$ 0
Stock option vesting[4]	$ 9,459
Severance (multiple of base salary)[5]	$ 780,000
Severance (multiple of annual incentive)[6]	$ 546,000
Severance (pro-rated annual incentive for 2012)[7]	$ 113,750
Benefits continuation[8]	$ 8,250
Additional Cash Severance Related to Sale of IM Business[9]	$ 790,000
Total	$3,188,836

(1) Awards are pro-rated for plan years 2010, 2011 and 2012; amount shown reflects actual value realized upon distribution.

(2) Awards are pro-rated with performance metric applied for plan years 2010, 2011 and 2012; amount shown reflects actual value realized upon distribution.

(3) 2010 Performance Cash forfeited based on required performance metric.

(4) 2011 award is forfeited; 2012 award is pro-rated with six months to exercise; amount shown reflects actual value realized upon exercise.

(5) Represents two times base salary per employment agreement.

(6) Represents two times AIP target amount per employment

(7) Represents a pro-rated AIP target amount for the 2012 plan year.

(8) Represents equivalent company cost for additional six months of Cobra coverage.

(9) Represents additional cash severance discussed above.

DIRECTOR COMPENSATION

The following table sets forth the total compensation paid to each non-employee director for services provided as a director for fiscal year 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[2]	All Other Compensation ($)	Total ($)
John F. Barrett	95,000	107,507	0	0	202,507
Richard R. Devenuti	92,500	105,007	0	0	197,507
Joseph E. Gibbs	95,000	107,507	0	0	202,507
Joan E. Herman	93,750	105,007	0	0	198,757
Thomas L. Monahan III	100,000	112,508	0	0	212,508
Ronald L. Nelson	87,500	100,006	0	0	187,506
Philip A. Odeen	170,833	100,006	0	0	270,839
Richard F. Wallman	97,500	110,008	0	0	207,508
Former Board Member Who Left in 2012[3]:					
Willard W. Brittain, Jr.	29,167	0	0	0	29,167

(1) Reflects the aggregate grant date fair value of the restricted stock unit awards granted to the non-employee directors in 2012. The aggregate grant date fair value was determined in accordance with ASC Topic 718. See Note 10 of the Consolidated Financial Statements contained in our Annual Report for an explanation of the assumptions made in valuing these awards. The aggregate number of unvested restricted stock units at year-end for each director is 14,150 for Messrs. Barrett and Gibbs; 13,961 for Mr. Devenuti; 7,937 for Ms. Herman; 14,528 for Mr. Monahan; 13,583 for Messrs. Nelson and Odeen; and 14,339 for Mr. Wallman.

(2) The Company did not grant any stock option awards to the non-employee directors in 2012. The aggregate number of Common Shares subject to options outstanding at year end for each director is 8,500 for Mr. Barrett and 0 for the remaining directors. All options are fully vested and exercisable.

(3) Mr. Brittain resigned effective as of the 2012 Annual Meeting.

Company employees receive no additional compensation for serving as a director. Non-employee directors receive compensation consisting of cash and restricted stock units. Non-employee directors receive an annual retainer of $90,000 paid in cash and $100,000 in TRSUs. In addition, a $10,000 annual retainer is paid to each Audit Committee member and a $20,000 annual retainer is paid to the Audit Committee chair both paid one-half in cash and one-half in TRSU awards. Chairs of the Compensation and Benefits Committee, Finance Committee, and Governance and Nominating Committee receive an annual retainer of $15,000 paid one-half in cash and one-half in TRSU awards. The Non-Executive Chairman receives an annual retainer of $100,000. Each non-employee director who is first elected or appointed to the Board receives a one-time TRSU award valued at $80,000 at the time of grant. Restricted stock units awarded to non-employee directors vest one year after the grant date (or earlier in the case of death, disability or retirement).

Effective January 1, 2012, the Director Deferred Compensation Plan was frozen and no additional deferrals are permitted on or after that date. Executive Deferred Compensation Plan existing account balances credited with fees and retainers previously deferred by the Directors will be paid in cash, in one lump sum or up to 10 annual installments when the director leaves the Board. In 2010 and 2011, amounts credited to the restricted stock account are assumed to be invested in Common Shares and are distributed in the form of Common Shares when the director leaves the Board. In the event of a Change of Control as defined in the Directors Deferred Compensation Plan, all accounts will be distributed in a single lump sum. Distributions of amounts contributed on or after January 1, 2005 are governed by Section 409A of the Code.

AUDIT COMMITTEE REPORT

In discharging its oversight responsibility related to the audit process, the Audit Committee obtained from Ernst & Young LLP, its independent registered public accounting firm ("independent auditors"), written disclosures regarding auditors' independence as required by PCAOB Ethics and Independence Rule 3526, "Communications with Audit Committees Concerning Independence." In accordance with the foregoing standard, the Audit Committee discussed with the independent auditors, their independence and satisfied itself as to the independent auditors' independence. The Audit Committee also considered the compatibility of non-audit services with the independent auditors' independence. The Audit Committee has determined that the provision of certain non-audit services is compatible with maintaining the independence of Ernst & Young LLP as the Company's independent auditors subject to review and approval by the Audit Committee.

The Audit Committee discussed with management, the internal auditors and the independent auditors the quality and adequacy of the Company's internal controls, disclosure controls and procedures, and the organization of the internal audit department's responsibilities, budget and staffing. In 2012, the Audit Committee regularly reviewed the status of the Company's efforts to ensure compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requirements relating to effective internal control over financial reporting. The Audit Committee reviewed with both the independent auditors and the internal auditors their audit plans, audit scope and identification of audit risks. The Audit Committee received updates on legal issues from the Company's General Counsel and any reports of accounting or auditing complaints received on the Company's Ethics Hotline. The Audit Committee also reviewed and approved the Company's Financial Code of Ethics for the CEO and Senior Financial Officers.

The Audit Committee discussed and reviewed with the independent auditors matters required to be discussed under Public Company Accounting Oversight Board AU380 (communication with Audit Committees), and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements and internal control over financial reporting. The Audit Committee also discussed the results of the internal audit examinations.

In 2012, the Audit Committee discussed the interim financial information contained in each of the three Quarterly Reports on Form 10-Q with management and the independent auditors. The Audit Committee also reviewed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2012 with management and the independent auditors. Additionally, the Audit Committee reviewed each of the Company's draft quarterly earnings releases. Management has the responsibility for the preparation of the Company's financial statements and the independent auditors have the responsibility for the examination of those statements. Based on the above-mentioned reviews and discussions with management and the independent auditors, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 for filing with the SEC. The Board approved this recommendation. The Audit Committee also reappointed Ernst & Young LLP as the Company's independent auditors.

The Audit Committee acts pursuant to the Audit Committee Charter approved by the Board in January 2013, as may be amended from time to time, a copy of which is available on the "Corporate Governance" page of our website at *www.convergys.com*.

Audit Committee

Richard F. Wallman, *Chair*
Richard R. Devenuti
Joan E. Herman
Thomas L. Monahan III

PROPOSAL NO. 2

RATIFICATION OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

The Audit Committee appointed the firm of Ernst & Young LLP as the registered independent public accounting firm to audit the financial statements of the Company for the year 2013. The Company is asking you to ratify that appointment. If the shareholders fail to ratify the selection of Ernst & Young LLP as the Company's registered independent public accounting firm, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in their discretion may direct the appointment of a different independent auditing firm at any time during the year if they determine that such a change would be in the best interests of the Company and its shareholders.

One or more members of the firm of Ernst & Young LLP will attend the Annual Meeting, will be permitted to make a statement if they desire to do so and will be available to answer questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP.

AUDIT FEES

The Audit Committee pre-approves all audit, audit-related, tax and other permissible services that will be provided by the independent registered public accounting firm. One hundred percent (100%) of services rendered by the independent registered public accounting firm in 2012 were pre-approved by the Audit Committee in accordance with its Pre-Approval Policy.

Under the Pre-Approval Policy, the independent registered public accounting firm is required to provide the Audit Committee with appropriately detailed documentation about the specific services that will be provided. In reviewing the request for pre-approval, the Audit Committee will consider, among other things, whether the proposed services are consistent with the rules on auditor independence. Any services exceeding pre-approved cost levels or budgeted amounts will require separate pre-approval by the Audit Committee. The Pre-Approval Policy prohibits the Audit Committee from engaging the independent registered public accounting firm to render services that are prohibited by the Public Companies Accounting Oversight Board or the applicable rules and regulations promulgated by the SEC. The Pre-Approval Policy permits the Audit Committee to delegate authority to the Audit Committee chairman to approve certain services followed by a report to the Audit Committee at the ensuing Audit Committee meeting.

Fees paid to Ernst & Young LLP in 2011 and 2012 were as follows:

	2011	2012
Audit Fees[1]	$1,548,000	$1,918,117
Audit-Related Fees[2]	$1,403,995	$ 407,295
Tax Fees[3]	$ 198,000	$ 46,400
All Other Fees[4]	$ 0	$ 18,500
Total	$3,149,995	$2,390,312

(1) *Audit Fees* were for audit services, including (a) the annual audit (including required quarterly reviews), subsidiary audits and other procedures required to be performed by the independent auditors to be able to form an opinion on the Company's consolidated financial statements; (b) the audit of the effectiveness of internal control over financial reporting; (c) consultation with management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the SEC, the Financial Accounting Standards Board or other regulatory or standard-setting bodies; (d) international statutory audits; and (e) services that only the independent auditors

reasonably can provide, such as services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings and assistance in responding to SEC comment letters.

(2) *Audit-Related Fees* were principally for services related to (a) attest services related to financial reporting that are not required by statute or regulation, (b) information system audits, and (c) audits of employee benefit plans.

(3) *Tax Fees* were for services related to tax compliance and planning.

(4) *All Other Fees* were for permitted risk management advisory services.

PROPOSAL NO. 3

RE-APPROVAL OF THE PERFORMANCE GOALS UNDER THE CONVERGYS CORPORATION LONG TERM INCENTIVE PLAN FOR PURPOSES OF SECTION 162(m)

The Board of Directors previously adopted the Convergys Corporation Long Term Incentive Plan (the "LTIP"), which was last approved by shareholders on April 22, 2008. In order to allow Convergys to continue to grant awards under the LTIP that are intended to qualify as tax-deductible "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code (which is sometimes referred to in this Proxy Statement as "Section 162(m)"), Convergys is asking shareholders to re-approve the material terms of the performance goals under the LTIP. Shareholders are not being asked to approve an increase in the number of shares authorized for issuance under the LTIP.

Section 162(m) generally prevents a publicly held corporation from claiming federal income tax deductions for compensation in excess of $1 million paid to its "covered employees." A "covered employee" is any employee who on the last day of the tax year is either (i) the Chief Executive Officer or (ii) among the other three highest compensated executive officers (other than the Chief Financial Officer). Compensation is exempt from this limitation, however, if it qualifies as "performance-based compensation."

The LTIP allows Convergys to grant awards that are intended to qualify as "performance-based compensation" within the meaning of Section 162(m). One requirement for compensation to be performance-based is that the material terms of the performance goals be disclosed to and approved by shareholders every five years. For purposes of Section 162(m), the material terms include (i) the employees eligible to receive awards, (ii) a description of the business criteria on which the performance goals may be based and (iii) the maximum amount of compensation that can be paid to an employee under the LTIP during any period. Each of these aspects is discussed below.

If the material terms of the performance goals under the LTIP are not approved by the shareholders, we may not grant any awards of "performance-based compensation" (other than stock options and stock appreciation rights (or "SARs")) to our covered employees under the LTIP after the date of the 2013 Annual Meeting of shareholders. Nonetheless, we retain the discretion to grant equity awards without regard to whether such awards would be deductible under Section 162(m).

Eligibility for Participation

All employees and certain non-employee advisors of Convergys and its affiliates, as well as all of the non-employee directors of the Company, are eligible to participate in the LTIP, if selected by the Compensation and Benefits Committee of our Board of Directors. Approximately 500 employees of the Company and its affiliates are eligible to participate in the LTIP.

Business Criteria for Performance Goals

The objective performance criteria upon which awards of "performance-based compensation" may be based will be measured in terms of one or more of the following objectives, described as they relate to Company-wide objectives or of a subsidiary, division, department or function of the Company: earnings per share; stock price; total shareholder return; return on investment; return on capital; revenues; earnings from operations; earnings before or after interest and taxes; net income; cash flow; debt to capital ratio; economic value added; return on equity; return on assets; earnings before or after interest, depreciation, amortization or extraordinary or special items; free cash flow; cash flow return on investment (discounted or otherwise); net cash provided by operations; cash flow in excess of cost of capital; operating margin; profit; operating income; price earnings ratio; expense ratios/operating expense; total expenditures; cost reduction targets; cumulative shareholder value added; working capital/capital expended; and liquidity.

For each performance award that is intended to qualify as "performance-based compensation" (other than stock options and SARs) the Compensation and Benefits Committee will specify the objective performance criteria to be achieved, a minimum acceptable level of achievement below which no payment will occur, and a formula for determining the amount of any payment to occur if performance is at or above the minimum acceptable level but falls short of full achievement of the specified performance criteria.

If the Compensation and Benefits Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the performance criteria to be unsuitable, the Compensation and Benefits Committee may modify such performance criteria or the related levels of achievement, in whole or in part, as the Compensation and Benefits Committee deems appropriate and equitable; provided, however, that no such modification shall be made if the effect would be to cause a payment under the Plan to fail to qualify for the performance-based compensation exception to Section 162(m).

Maximum Awards Payable to an Employee

No participant may be granted stock options, SARs, performance shares, restricted stock, restricted stock units or other stock awards intended to qualify as "performance-based compensation," for more than 500,000 Common Shares, in the aggregate, during any one calendar year. No more than $3,500,000 may be paid to any one individual in any one calendar year pursuant to LTIP awards in the form of performance units.

Other Provisions of the LTIP

The following is a summary of the other terms and provisions of the LTIP. A copy of the LTIP is available in printed form upon written request to our Secretary.

Purposes of the LTIP. The purposes of the LTIP are to further the long-term growth of the Company by offering competitive incentive compensation related to long-term performance goals to those employees who will be largely responsible for planning and directing such growth, to reinforce the commonality of interest between the Company's shareholders and the participants in the LTIP and to aid in attracting and retaining employees of outstanding abilities and specialized skills.

Administration. The Compensation and Benefits Committee administers the LTIP and selects the persons who are eligible to receive awards under the LTIP. The Compensation and Benefits Committee may delegate to one or more officers of the Company the authority to make awards to employees of the Company who are not designated as Section 16 officers of the Company and to non-employee advisors. The Compensation and Benefits Committee has complete authority to make awards in such format and amounts as it determines and to cancel, suspend or amend awards, provided that it shall not, without shareholder approval, amend an outstanding option to reduce its exercise price or cancel an option and replace it with an option having a lower exercise price.

Shares Available. A total of 38,000,000 Common Shares are reserved for issuance under the LTIP. Of this number, the aggregate number of Common Shares that may be issued upon the exercise of incentive stock ("ISOs") may not exceed 15,000,000. The number of shares authorized for issuance under the LTIP is not being changed or increased, and the remaining Common Shares available for issuance are set forth under "Current Equity Compensation Plan Information" on page 61. Any Common Shares issued under the LTIP may consist, in whole or in part, of authorized and unissued Common Shares or Common Shares held as treasury shares. Any Common Shares subject to any award that are forfeited or withheld in payment of any exercise price or taxes will again be available for grant. Also, if an award terminates without the issuance of Common Shares, the Common Shares subject to such award will again be available for grant.

Types of Awards. Awards under the LTIP may be in any one or a combination of the following: (a) stock options, including ISOs, (b) SARs, in tandem with stock options or free standing, (c) restricted stock and restricted stock units, (d) performance shares and performance units, and (e) other awards valued in whole or in part by reference to or otherwise based on Common Shares ("other stock awards"). In addition in connection with any award or deferred award, payments may also be made representing dividends or interest or their equivalents.

Stock Options. The LTIP provides that the purchase price of Common Shares purchasable under any stock option shall not be less than 100% of the fair market value of the Common Shares on the date that the option is granted. Payment of the purchase price for option shares must be made in cash or by delivery of other Common Shares of the Company or other property, or a combination thereof, having a fair market value equal to the purchase price of the option shares. The period of any option shall be determined by the Compensation and Benefits Committee, but no ISO may be exercised later than 10 years after the date of grant or earlier than one year after the date of grant.

Stock Appreciation Rights. A SAR represents the right to receive payment of a sum not to exceed the amount, if any, by which the fair market value of the Common Shares covered thereby on the date of exercise of the SAR exceeds the grant price of the SAR. The grant price and other terms of the SAR shall be determined by the Compensation and Benefits Committee. A SAR may be granted free-standing or in tandem with new options or after the grant of a related option which is not an ISO. Upon the exercise of a SAR, payment may be made in cash, Common Shares or other property, or a combination thereof, as the Compensation and Benefits Committee shall determine. To the extent that payment is made in Common Shares or other property, the Common Shares or other property shall be valued at fair market value on the date of exercise of the SAR.

Restricted Stock. Restricted stock will consist of Common Shares which are subject to such conditions, restrictions and limitations as the Compensation and Benefits Committee determines to be appropriate, including but not limited to vesting conditioned upon satisfaction of performance criteria. Restricted stock will be awarded without consideration other than the rendering of services or the payment of any minimum amount required by law, unless the Compensation and Benefits Committee decides otherwise. With respect to Common Shares awarded as restricted stock, the recipient shall have all rights of a shareholder of the Company, including the right to vote and the right to receive cash dividends, unless the Compensation and Benefits Committee shall otherwise determine. Upon termination of the participant's employment during the restriction period, all restricted stock shall be forfeited subject to such exceptions, if any, as are authorized by the Compensation and Benefits Committee as to termination of employment, retirement, disability, death or special circumstances.

Restricted Stock Units. The LTIP permits the grant of restricted stock units. Restricted stock units represent the right of the recipient to receive a number of Common Shares in the future, but subject to the fulfillment of such conditions as the Compensation and Benefits Committee may specify, including but not limited to the satisfaction of performance criteria. Restricted stock units will be awarded without consideration other than the rendering of services, unless the Compensation and Benefits Committee decides otherwise.

Performance Shares and Units. The LTIP permits the grant of performance shares and performance units ("performance awards") as additional compensation to participants for services to the Company or one of its subsidiaries based on performance periods and performance criteria established by the Compensation and Benefits Committee for the Company or any subsidiary of the Company. Payment of performance awards may be made in cash, Common Shares or other property, or a combination thereof, as the Compensation and Benefits Committee shall determine. There may be more than one award in existence at any one time and performance periods may differ. Recipients of performance awards are not required to provide consideration other than the rendering of service, unless the Compensation and Benefits Committee decides otherwise.

Other Stock Awards. The LTIP permits the award of other stock awards, either alone or in addition to other awards granted under the LTIP, subject to such conditions, restrictions, and limitations as the Compensation and Benefits Committee determines to be appropriate. Other stock awards are awards of Common Shares or other awards that are valued in whole or in part by reference to, or are otherwise based on, Common Shares or other securities of the Company. Other stock awards may be paid in cash, Common Shares or other property, or a combination thereof, as the Compensation and Benefits Committee shall determine.

Grants to Non-Employee Directors. Under the LTIP, awards (other than ISOs) may be made to directors who are not employees of the Company. With respect to any awards to non-employee directors, the Board of

Directors will exercise the powers otherwise reserved to the Compensation and Benefits Committee under the LTIP, including authority to select the non-employee directors who will receive awards, to select the types of awards and to impose limitations, conditions and restrictions on the awards as the Board of Directors may deem appropriate.

Grants to Non-Employee Advisors. Under the LTIP, awards (other than ISOs) may be made to non-employee advisors who participate in a foreign advisory board. With respect to any grants to non-employee advisors, the Compensation and Benefits Committee has authority to select the non-employee advisors who will receive awards, to select the types and amounts of awards, and to impose limitations, conditions and restrictions on the awards as the Compensation and Benefits Committee may consider appropriate.

Change of Control. In the event of a change in control, all outstanding options and SARs become exercisable in full, all restrictions applicable to Common Shares awarded as restricted stock lapse, all Common Shares subject to restricted stock units granted under the plan will be issued and outstanding performance shares and performance units will become immediately payable based on performance through the date of the change of control. However, LTIP awards that are considered deferred compensation under Code Section 409A (awards which provide for accelerated vesting in some termination circumstances but which provide that payment will nonetheless be made on the originally scheduled payment date), may not be paid in the event of a change of control that does not meet the definition of change of control in Code Section 409A. Therefore, the LTIP provides that if there is a change of control under the LTIP that is not also a change of control under Code Section 409A, the award will vest on the change of control, but will not be paid until the original payment date.

In addition unless the Compensation and Benefits Committee revokes the entitlement prior to the change in control, any optionee who is considered a statutory officer for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, shall be entitled to receive in lieu of the exercise of any stock option, to the extent that it is then exercisable, a cash payment in an amount equal to the difference between the aggregate price of such option, or portion thereof, and (a) in the event of a tender offer or similar event, the final offer price per share paid for Common Shares times the number of Common Shares covered by the option or portion thereof, or (b) the aggregate value of the Common Shares covered by the stock option.

Amendment and Termination. The LTIP may be amended or terminated by the Board of Directors of the Company, provided that no such action shall impair the rights of a participant without the participant's consent and provided that no amendment shall be made without shareholder approval which (a) increases the total number of Common Shares reserved for issuance under the LTIP, the total number of Common Shares which may be issued upon the exercise of ISOs or the total number of Common Shares which may be issued to any one individual, (b) changes the class of persons eligible to receive awards under the LTIP or (c) is required to be approved by shareholders to comply with applicable laws or rules.

Income Tax Consequences

The following is a summary of some of the US Federal income tax consequences of transactions under the LTIP. This summary does not describe foreign, state or local tax consequences.

No income will be recognized by an optionee upon the grant of a non-qualified stock option. At the time of exercise of a non-qualified stock option, ordinary income is recognized by the optionee equal to the difference between the option price paid for the Common Shares and the fair market value of the Common Shares on the date of exercise. At the time of a sale of Common Shares acquired upon exercise of a non-qualified stock option, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as short-term or long-term capital gain (or loss) depending on the holding period.

No income will be recognized by an optionee upon the grant or exercise of an ISO. However, the excess of the fair market value of the Common Shares on the exercise date over the option price will be included in the optionee's income for purposes of the alternative minimum tax. If Common Shares are issued to the optionee

pursuant to the exercise of an ISO, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of the grant or within one year after the transfer of such shares to the optionee, then upon sale of the shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss. If Common Shares acquired upon exercise of an ISO are disposed of prior to the expiration of either holding period described above, the optionee will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or if less, the amount realized on the disposition of the shares in a sale or exchange) over the option price paid for the shares. Any further gain (or loss) realized by the optionee generally will be taxed as either short-term or long-term capital gain (or loss) depending on the holding period.

No income will be recognized by a participant in connection with the grant of a tandem or freestanding SAR. When the SAR is exercised, the participant will be required to include as ordinary income in the year of exercise an amount equal to the amount of cash received and/or the fair market value of any unrestricted Common Shares received on the exercise.

No income will be recognized upon the grant of performance shares or performance units. Upon satisfaction of the objective performance criteria upon which any such awards are conditioned, the recipient will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and/or the fair market value of any unrestricted Common Shares received.

The recipient of restricted stock generally will be subject to tax at ordinary income rates on the fair market value of the restricted stock (reduced by an amount, if any, paid by the participant for the restricted stock) at such time as the shares are no longer subject to forfeiture for purposes of Code Section 83. However, a participant who elects under Code Section 83(b) within 30 days of the date of receipt of the shares will have taxable ordinary income on the date of receipt of the shares equal to the excess of the fair market value of the shares (determined without regard to the restrictions) over the purchase price, if any, of the restricted stock. If a Section 83(b) election has not been made, any dividends received with respect to restricted stock that are subject to the restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

No income will be recognized upon the award of restricted stock units. The recipient of a restricted stock unit award will be subject to tax at ordinary income rates on the fair market value of unrestricted Common Shares on the date that the shares are transferred to the participant under the award (reduced by any amount paid by the participant for the restricted stock units), and the capital gain/loss holding period for the shares will also commence on the date that the shares are transferred to the participant.

Section 409A of the Code imposes restrictions on certain awards granted under the LTIP that qualify as "non-qualified deferred compensation." If such an award fails to comply with these restrictions, then the recipient will be subject to accelerated taxation, a 20% tax penalty and interest. The Company intends that the LTIP and any awards granted under the LTIP will either be exempt from, or comply with, the restrictions imposed by Section 409A and any applicable regulations.

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company generally will be entitled to a corresponding deduction. However, the Company's deduction is only permitted to the extent that the amount recognized as income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Code Section 280G and is not disallowed by the limitation on certain executive compensation under Code Section 162(m).

Plan Benefits

Because the Compensation and Benefits Committee has discretion to determine which employees, non-employee directors and non-employee advisers will receive awards under the LTIP and the amount and type of those awards, future benefits to be received by a person or group under the LTIP are not determinable at this time.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RE-APPROVAL OF THE PERFORMANCE GOALS UNDER THE CONVERGYS CORPORATION LONG TERM INCENTIVE PLAN FOR PURPOSES OF SECTION 162(m).

Current Equity Compensation Plan Information

The following table provides information as of December 31, 2012 about our equity compensation plan under which awards are currently outstanding.

	Number of Common Shares to be Issued Upon Exercise	Weighted Average Exercise Price	Common Shares Available for Future Issuance
Equity compensation plans approved by shareholders			
Stock options	1,152,076	$12.91	
Restricted stock units	2,539,762		
	3,691,838	$12.91	10,204,491

PROPOSAL NO. 4

APPROVAL, ON AN ADVISORY BASIS, OF COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

At the 2011 Annual Meeting of Shareholders, the shareholders approved a resolution to hold an annual advisory vote on executive compensation, and the Board of Directors decided that the advisory vote on executive compensation would be held every year until the next required advisory vote on the frequency of holding the advisory vote on executive compensation. We, therefore, are asking our shareholders to indicate their support for our named executive officer compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, we will ask our shareholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2012 Summary Compensation Table and the other related tables and disclosure."

Because this vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take them into consideration when making future decisions regarding executive compensation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE COMPANY'S COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS SECTION AND THE ACCOMPANYING COMPENSATION TABLES CONTAINED IN THIS PROXY STATEMENT.

SHAREHOLDER PROPOSALS

Shareholder proposals intended for inclusion in the Proxy Statement for the Annual Meeting of shareholders in 2014 must be received by the Company on or before November 14, 2013 and must also meet the other requirements of the rules of the SEC relating to shareholder proposals. SEC rules set standards for eligibility and specify the types of shareholder proposals that may be excluded from a proxy statement. If a shareholder notifies the Company after January 28, 2014 of its intent to present a proposal, the Company will have the right to exercise discretionary voting authority with respect to that proposal without including information regarding such proposal in its proxy materials. ***Submitting a proposal does not guarantee that it will be included in the proxy statement nor that a shareholder may raise a proposal at the Annual Meeting.*** Proposals or notices should be sent to the Corporate Secretary at the address listed above: Corporate Secretary, Convergys Corporation, 201 East Fourth Street, Cincinnati, Ohio 45202.

HOUSEHOLDING NOTICE

Important Notice Regarding Delivery of Shareholder Documents

The SEC rules allow companies, subject to certain conditions, to send only one proxy statement and annual report or Notice of Internet Availability of Proxy Materials to two or more shareholders who share the same last name and address. This "householding" rule provides greater convenience for shareholders and cost savings for companies by reducing the number of duplicate documents that households receive.

If you are a Convergys Corporation shareholder who resides in the same household with another shareholder with the same last name, or if you hold more than one account with Computershare registered in your name at the same address, and wish to receive a separate proxy statement and annual report or Notice of Internet Availability of Proxy Materials for each account, please contact our transfer agent, Computershare, toll free at 1-888-294-8217. You may also write to Computershare at P.O. Box 43078, Providence, RI 02940-3078.

If you do not contact us within 60 days of the date of this mailing, your consent to "householding" will be presumed and your household will receive only one proxy statement and annual report or Notice of Internet Availability of Proxy Materials until you, or other members of your household, revoke such consent. Please note that each shareholder will continue to receive a separate proxy card or other personalized information, which will allow each individual to vote independently. You may also receive a separate mailing if you hold additional shares in a brokerage account.

You may revoke your consent at any time by contacting our transfer agent, Computershare, using the same contact information as set forth above. Your request to begin receiving separate documents will begin 30 days after receiving such notice.

No action is required on your part to participate. This program not only allows us to reduce costs but also is more environmentally friendly by reducing the unnecessary use of materials.

ADDITIONAL INFORMATION

Other Business. At the time this Proxy Statement was released on March 13, 2013, the Company knew of no other matters which might be presented for action at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is intended that the Common Shares represented by proxies will be voted with respect thereto in accordance with the judgment of the persons voting them.

How We Solicit Proxies. In addition to this distribution Convergys may solicit proxies personally, electronically or by telephone. Convergys pays the costs of soliciting the proxies. The Company is paying

Georgeson Inc. a fee of $15,500, plus expenses, to help with the solicitation of proxies for the meeting. We also reimburse brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

FORM 10-K AND CORPORATE GOVERNANCE DOCUMENTS AVAILABLE

Requests for copies of the Company's Annual Report on Form 10-K or exhibits thereto, proxy statement, any committee charter, the Governance Principles, the Business Code of Conduct or the Financial Code of Ethics should be addressed to Convergys Corporation, 201 East Fourth Street, Cincinnati, Ohio 45202, Attention: Investor Relations Department. These reports are also available on the "Corporate Governance" page of the Investor Relations section of the Company's website at *www.convergys.com.* The information on our website is not, and will not be deemed to be, a part of this proxy statement or incorporated into any other filings we make with the SEC.

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